shopping


PREIT
11007468
macy's



PENNSYLVANIA REAL ESTATE INVESTMENT TRUST®

Annual Report 2010

entertainment




GIFT

community

Pennsylvania Real Estate Investment Trust celebrated its 50th anniversary in 2010, having been founded in 1960 as one of the first equity REITs in the United States. PREIT has a primary investment focus on retail shopping malls. As of December 31, 2010, the Company's 49 properties were comprised of 38 shopping malls, eight strip and power centers, and three development properties. These properties are located in 13 states in the eastern half of the United States, primarily in the Mid-Atlantic region. The Company's operating retail properties had approximately 33 million total square feet of space. PREIT, headquartered in Philadelphia, is publicly traded on the New York Stock Exchange under the symbol PEI. The Company's website can be found at **www.preit.com**.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST (In thousands, except per share amounts)

Year Ended December 31,	**2010**	2009	2008
Funds from operations *	$ 99,214	$ 73,087	$ 141,012
Total real estate revenue	$ 455,641	$ 451,306	$ 461,035
Loss from continuing operations	$ (75,014)	$ (103,867)	$ (20,590)
Net loss allocable to common shareholders	$ (51,927)	$ (85,738)	$ (15,766)
Loss from continuing operations per diluted share	$ (1.43)	$ (2.43)	$ (0.54)
Net loss allocable to common shareholders per diluted share	$ (1.04)	$ (2.11)	$ (0.43)
Investment in real estate, at cost	$ 3,578,468	$ 3,684,313	$ 3,708,048
Total assets	$ 3,080,117	$ 3,346,580	$ 3,444,277
Distributions paid to common shareholders/unitholders	$ 32,949	$ 32,474	$ 94,702
Distributions paid per common share	$ 0.60	$ 0.74	$ 2.28
Number of common shares and OP Units outstanding	57,765	46,994	41,669
Total market capitalization	$ 3,241,799	$ 3,146,241	$ 3,062,271

* Reconciliation to GAAP can be found on page 10.


Jacksonville Mall
Done
Jacksonville Mall
Occupancy 9/1/2010




THE NORTH FACE
THE NORTH FACE
WOODLAND

MORE IN STORE

Adding innovation to assets is what sets PREIT apart. For five decades, PREIT has demonstrated the ability to recognize and seize opportunities for adding value to properties and communities. At its core are shopping malls and power centers that continue to attract new tenants and draw consumers. Newly renovated assets are contributing to improved portfolio performance. Amid a tough economic climate, PREIT has achieved meaningful progress on both the operational and financial sides of the business. Now, it is laying the groundwork for the decades ahead by enhancing the shopping experience and bringing new uses to properties. PREIT is creating more excitement and more reasons for people to come through its doors. There's much more in store as PREIT innovates to drive more revenue for tenants, provide more value to communities, and deliver more returns to shareholders.

The North Face, Woodland Mall, Grand Rapids, MI

TO OUR FELLOW SHAREHOLDERS:



Ronald Rubin
Chairman and Chief Executive Officer

Edward A. Glickman
President and Chief Operating Officer

More is in store for PREIT. 2010 was not without its challenges, but we saw signs of an improved economy, increasing consumer confidence, and growing retail sales. Our path is clear as we strive to deliver more for our shareholders, our tenants and our shoppers.

More positive signs

For PREIT, 2010 was a year of solid improvement on a number of fronts, including higher occupancy rates and reduced debt levels. Over the past year, we increased total portfolio occupancy to 91%, as a result of our emphasis on finding new leasing opportunities. The productivity of our retail space also improved, with comparable-store sales at enclosed malls up 4.8% over the previous year, to $350 per square foot.

We took decisive steps during the year to reduce our financial leverage and increase our liquidity. In March 2010, we completed a $670 million refinancing of our maturing credit facility and term loan. We believe the fact that our existing bank group remained with us in the new facility was a noteworthy vote of confidence.

Our next step, in May, was a successful underwritten public equity offering of 10.3 million common shares that raised $161 million. Proceeds were used to repay debt. Then, in September, we completed the sale of five power centers for $135 million. While these were good properties, they didn't fit our growth strategy and we used the net proceeds to further reduce our leverage.

The combined effect of these transactions was to reduce total debt by 13% from 2009 year-end levels and thereby improve our financial flexibility, allowing us to consider new opportunities as they arise. We will continue working to lower our leverage and extend our maturity schedules.

More at the core

Today, we own 49 properties in 13 states concentrated in the Mid-Atlantic region, one of the most densely populated areas of the country. Because commercial real estate is a relationship business, we have taken the time to develop a deep understanding of our customers. We have become familiar with their needs and desires, making changes and improvements to our properties to keep foot traffic flowing through our doors.

Over the past five years, we have redeveloped, renovated or remerchandised malls containing 64% of our mall gross leasable area. This investment infused a new look and feel to many of our properties, creating an inviting shopping experience. Our completed redevelopment projects continue to contribute to improved portfolio performance.

More to lease

Our leasing focus for 2010 centered on filling properties with retail stores, restaurants and other amenities that would draw a broader base of customers and drive revenue for our tenants. To do this, we pursued multiple paths.

At our major malls, we have been working to expand the type of retailers – from national chains, several of which are extending their brands with new concepts, to key local stores.

Our Specialty Leasing program gives entrepreneurs the opportunity to test out new ideas in carts, kiosks and even in-line stores, with short-term leases. Likewise, seasonal merchants can secure space at some of the most established regional malls. The addition of these specialty tenants adds variety and energy to each property.

Our General Managers Leasing Program has performed well beyond our expectations. In its first full year, this program generated 170,000 square feet of leased space. The fact that we made leasing a priority for our GMs, by providing training and development opportunities, led to excellent productivity.

Cherry Hill Mall continues to attract top-tier names, adding one of the first new Disney prototype stores and one of the first 77kids by American Eagle in 2010. Planning is underway to add fashion-forward retailers in 2011 that will further enhance the position of Cherry Hill Mall as a premier shopping destination.

At Woodland Mall, we added The North Face to our list of featured retailers including, Ann Taylor, J. Crew, Forever 21, Barnes & Noble and Williams-Sonoma. The mall hosts Western Michigan's only Apple store, along with one of the top performing JCPenney locations in the region.

WE HAVE BEEN BROADENING THE CONCEPT OF MALLS TO INCLUDE ALTERNATIVE OR NON-TRADITIONAL USES. BEYOND PROMOTING THE MALL LOCATION AS A RETAIL HUB, WE ARE INTRODUCING COMPLEMENTARY USES THAT BRING MORE PEOPLE TO OUR PROPERTIES IN AN EFFORT TO MAXIMIZE THE VALUE OF OUR ASSETS.

More alternatives for space

We have been broadening the concept of malls to include alternative or non-traditional uses. Beyond promoting the mall location as a retail hub, we are introducing complementary uses that bring more people to our properties, in an effort to maximize the value of our assets.

At Voorhees Town Center, we expanded the traditional mall concept to create what is becoming an authentic downtown for Voorhees, N.J., a suburban community close to Philadelphia. What was once the Echelon Mall is now a true town center that includes a renovated two-level mall, an award-winning office building, luxury residences, street retail, restaurants and municipal offices. Voorhees Town Center has become a regional prototype for a mixed-use center, winning awards from the Delaware Valley Smart Growth Alliance and the Delaware Valley Regional Planning Commission.

Several properties now house educational and career space, such as New River Community College at New River Valley Mall and DCI Career Institute at Beaver Valley Mall. In Spring 2011, the Disney Entrepreneur Center will relocate from downtown Orlando to Orlando Fashion Square, providing resources, technology and research tools to small businesses – and a steady flow of daily traffic to the property.

PREIT also transformed empty junior anchor spaces at certain properties into an award-winning concept called Black Rose Antiques and Collectibles, home to dozens of dealers selling unique wares. Three stores are currently open – in South Mall, North Hanover Mall and Washington Crown Center – with additional locations under consideration at other properties.

We also are in discussions to add health care offices at some properties, which would be both a convenient and complementary use of space for customers.

More green options

The kinds of mixed-use properties we envision provide sustainable "green" benefits, reducing the carbon footprint of shoppers who no longer have to drive all over town. Instead, they can find shopping, dining, work, recreation, residences, education and municipal services all in one place.

We continue to address sustainability features within our portfolio. Our rehabilitation of the historic former Strawbridge & Clothier flagship department store and offices at 801 Market Street in Philadelphia, part of The Gallery at Market East, has earned Gold LEED certification from the U.S. Green Building Council. It was one of the first historic buildings in Philadelphia to attain this internationally recognized green building certification.

More in store

We anticipate that in 2011, we will be able to continue building on the positive trends of 2010, particularly our occupancy rates and our profitability. These are key aspects of generating long-term value for shareholders.

At the same time, we're energizing and contributing to the communities where our properties are located. By investing to revitalize assets and dovetailing improvements with high-impact concepts and amenities, our properties are more attractive to tenants and consumers. In addition, with Voorhees Town Center as a model, we're recreating the very role of a community mall, updating the town center of yesteryear for today's busy culture.

We want to thank our Trustee, Rosemarie Greco, for her years of service, providing her insights and guidance to the Company since 1997. She has decided not to seek re-election to the PREIT Board when her term expires on June 2, 2011. She leaves with our deepest respect and sincerest gratitude for her contributions.

As always, we are grateful to our trustees, employees, partners and shareholders. We value your continuing support.



Ronald Rubin
Chairman and Chief Executive Officer



Edward A. Glickman
President and Chief Operating Officer

April 11, 2011

MORE FOR LIFE

Architect's Rendering



VOORHEES TOWN HALL, Voorhees Town Center, Voorhees, NJ

Voorhees Town Center is an award winning, smart growth, mixed-use development intended to become the downtown of Voorhees. In the spring of 2011, the Voorhees Town Hall opened at the mall. The 24,300 square feet of space was designed to include the Township Court, Zoning, Tax Collection, Construction Permit, and Records Offices. The mayor of Voorhees, Michael R. Mignogna, has called Voorhees Town Center "the heartbeat of our community."

MORE TO ENJOY


HOW
PHILLY
MOVES

MURAL ARTS COMMUNITY DAY, The Gallery at Market East, Philadelphia, PA

The Gallery at Market East is just one example of how PREIT properties become involved in local communities. Vacant space on the third floor was offered to two Philadelphia creative organizations, allowing the public to peek behind the scenes. There, the *Mural Arts Program* is creating one of the largest murals in the world – How Philly Moves – for the Philadelphia International Airport Gateway Project. *Dance/UP* used The Gallery as a temporary studio for its Dance in Public Places program, which featured 24 dance companies throughout February 2011.

MORE TO CHOOSE


BLACK ROSE
ANTIQUES & COLLECTIBLES

BLACK ROSE ANTIQUES AND COLLECTIBLES, South Mall, Allentown, PA

The Black Rose concept is winning customers and awards. The South Mall store in Allentown won a 2010 Gold Maxi Award – a top honor from the International Council of Shopping Centers – for its non-traditional approach to generating revenue. The PREIT Specialty Leasing Department took advantage of the popularity of antiques in the Allentown area and transformed the space into an antiques and collectibles store with 150 vendor stalls. This 49,000 square-foot space reinvigorated the mall after the previous tenant closed its doors. This solution effectively enhanced the property value and filled a key vacancy at center court, returning occupancy to 90%.

MORE TO LEARN

NEW RIVER COMMUNITY COLLEGE, New River Valley Mall, Christiansburg, VA

After relocating the movie theater to a larger format outparcel near the corner of our property, we used the previous space as a stage for a different kind of audience, one focused on learning. New River Community College opened at New River Valley Mall in the summer of 2007, and enrollment has since risen to approximately 1,500 students. This alternative use has attracted new tenants to the food court, and more shoppers to the mall. It's another way the mall has become part of the community.



PROPERTIES

ENCLOSED MALLS	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
BEAVER VALLEY MALL	MONACA	PA	100%	2002	1,162,079
CAPITAL CITY MALL	CAMP HILL	PA	100%	2003	608,739
CHAMBERSBURG MALL	CHAMBERSBURG	PA	100%	2003	454,337
CHERRY HILL MALL	CHERRY HILL	NJ	100%	2003	1,296,468
CROSSROADS MALL	BECKLEY	WV	100%	2003	452,829
CUMBERLAND MALL	VINELAND	NJ	100%	2005	941,618
DARTMOUTH MALL	DARTMOUTH	MA	100%	1997	670,940
EXTON SQUARE MALL	EXTON	PA	100%	2003	1,086,713
FRANCIS SCOTT KEY MALL	FREDERICK	MD	100%	2003	706,226
GADSDEN MALL	GADSDEN	AL	100%	2005	503,189
THE GALLERY AT MARKET EAST	PHILADELPHIA	PA	100%	2003	1,084,425
JACKSONVILLE MALL	JACKSONVILLE	NC	100%	2003	488,709
LEHIGH VALLEY MALL	ALLENTOWN	PA	50%	1973	1,157,913
LOGAN VALLEY MALL	ALTOONA	PA	100%	2003	780,278
LYCOMING MALL	PENNSDALE	PA	100%	2003	835,913
MAGNOLIA MALL	FLORENCE	SC	100%	1997	615,688
MOORESTOWN MALL	MOORESTOWN	NJ	100%	2003	1,059,367
NEW RIVER VALLEY MALL	CHRISTIANSBURG	VA	100%	2003	441,246
NITTANY MALL	STATE COLLEGE	PA	100%	2003	532,045
NORTH HANOVER MALL	HANOVER	PA	100%	2003	355,763
ORLANDO FASHION SQUARE	ORLANDO	FL	100%	2004	1,087,802
PALMER PARK MALL	EASTON	PA	100%	1972/2003	457,702
PATRICK HENRY MALL	NEWPORT NEWS	VA	100%	2003	714,330
PHILLIPSBURG MALL	PHILLIPSBURG	NJ	100%	2003	578,710
PLYMOUTH MEETING MALL	PLYMOUTH MEETING	PA	100%	2003	954,439
THE MALL AT PRINCE GEORGES	HYATTSVILLE	MD	100%	1998	912,666
SOUTH MALL	ALLENTOWN	PA	100%	2003	405,199
SPRINGFIELD MALL	SPRINGFIELD	PA	50%	2005	609,980
UNIONTOWN MALL	UNIONTOWN	PA	100%	2003	698,585
VALLEY MALL	HAGERSTOWN	MD	100%	2003	916,143
VALLEY VIEW MALL	LA CROSSE	WI	100%	2003	598,262
VIEWMONT MALL	SCRANTON	PA	100%	2003	747,194
VOORHEES TOWN CENTER	VOORHEES	NJ	100%	2003	700,071
WASHINGTON CROWN CENTER	WASHINGTON	PA	100%	2003	676,118
WILLOW GROVE PARK	WILLOW GROVE	PA	100%	2000/2003	1,191,726
WIREGRASS COMMONS	DOTHAN	AL	100%	2003	637,947
WOODLAND MALL	GRAND RAPIDS	MI	100%	2005	1,158,942
WYOMING VALLEY MALL	WILKES-BARRE	PA	100%	2003	911,300
TOTAL MALLS					**29,191,601**

STRIP AND POWER CENTERS	CITY	STATE	OWNERSHIP INTEREST	DEVELOPED	SQUARE FEET
CHRISTIANA CENTER	NEWARK	DE	100%	1998	302,434
THE COMMONS AT MAGNOLIA	FLORENCE	SC	100%	2002	230,532
METROPLEX SHOPPING CENTER	PLYMOUTH MEETING	PA	50%	2001	778,190
THE COURT AT OXFORD VALLEY	LANGHORNE	PA	50%	1996	704,526
PAXTON TOWNE CENTRE	HARRISBURG	PA	100%	2001	717,490
RED ROSE COMMONS	LANCASTER	PA	50%	1998	465,203
SPRINGFIELD PARK	SPRINGFIELD	PA	50%	1998	274,480
WHITEHALL MALL	ALLENTOWN	PA	50%	1964/1998	557,501
TOTAL STRIP AND POWER CENTERS					**4,030,356**
TOTAL PROPERTIES					**33,221,957**

Financial Contents

Selected Financial Information	10
Consolidated Financial Statements	11
Notes to Consolidated Financial Statements	16
Management's Report on Internal Control Over Financial Reporting	37
Reports of Independent Registered Public Accounting Firm	37
Management's Discussion and Analysis	39
Trustees and Officers	58
Investor Information	**Inside Back Cover**

PERFORMANCE GRAPH | The five-year performance graph at right compares our cumulative total shareholder return with the S&P 500 Index, the NAREIT Equity Index and the Russell 2000 Index. Equity real estate investment trusts are defined as those which derive more than 75% of their income from equity investments in real estate assets. The graph assumes that the value of the investment in each of the four was $100 on the last trading day of 2005 and that all dividends were reinvested.


Share Performance Graph
Comparison of Five-Year Total Return among PREIT, Equity REITs, S&P 500, and Russell 2000
Index Value
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125
100
75
50
25
0
2005
2006
2007
2008
2009
2010
PREIT
S&P 500
NAREIT Equity
Russell 2000

SEC Mail Processing
Section
MAY 03 2011
Washington, DC
110

Selected Financial Information (unaudited)

(in thousands, except per share amounts)

	Year Ended December 31,				
Operating results	**2010**	**2009**	**2008**	**2007**	**2006**
Total revenue	$ 455,641	$ 451,306	$ 461,035	$ 457,708	$ 451,252
(Loss) income from continuing operations	$ (75,014)	$ (103,867)	$ (20,590)	$ 13,408	$ 29,248
Net (loss) income	$ (54,363)	$ (90,091)	$ (16,355)	$ 23,120	$ 31,309
Net (loss allocable) income attributable to PREIT	$ (51,927)	$ (85,738)	$ (15,766)	$ 26,510	$ 14,408
(Loss) income from continuing operations per share – basic	$ (1.43)	$ (2.43)	$ (0.54)	$ 0.44	$ 0.32
(Loss) income from continuing operations per share – diluted	$ (1.43)	$ (2.43)	$ (0.54)	$ 0.44	$ 0.32
Net (loss) income per share – basic	$ (1.04)	$ (2.11)	$ (0.43)	$ 0.68	$ 0.37
Net (loss) income per share – diluted	$ (1.04)	$ (2.11)	$ (0.43)	$ 0.67	$ 0.37
Cash flows					
Cash provided by operating activities	$ 116,791	$ 136,148	$ 124,963	$ 149,486	$ 164,405
Cash provided by (used in) investing activites	$ 81,029	$ (103,405)	$ (353,239)	$ (242,377)	$ (187,744)
Cash (used in) provided by financing activities	$ (229,736)	$ 31,714	$ 210,137	$ 105,008	$ 16,299
Cash distributions					
Cash distributions per share – common shares	$ 0.60	$ 0.74	$ 2.28	$ 2.28	$ 2.28
Cash distributions per share – preferred shares	$ —	$ —	$ —	$ 3.50	$ 5.50
Balance sheet items					
Investment in real estate, at cost	$3,587,468	$3,684,313	$3,708,048	$3,367,294	$3,132,370
Total assets	$3,080,117	$3,346,580	$3,444,277	$3,264,074	$3,145,609
Long term debt					
Consolidated properties					
Mortgage loans payable, including debt premium	$1,744,248	$1,777,121	$1,760,296	$1,656,942	$1,599,571
Revolving Facilities	$ —	$ 486,000	$ 400,000	$ 330,000	$ 332,000
Exchangeable notes, net of debt discount	$ 134,091	$ 132,236	$ 230,079	$ 268,245	$ —
Term Loans	$ 347,200	$ 170,000	$ 170,000	$ —	$ —
Company's share of partnerships					
Mortgage loans payable	$ 175,693	$ 181,776	$ 184,064	$ 188,089	$ 189,940
Funds From Operations[(1)]					
Net (loss) income	$ (54,363)	$ (90,091)	$ (16,355)	$ 23,120	$ 31,309
Dividends on preferred shares	—	—	—	(7,941)	(13,613)
Redemption of preferred shares	—	—	—	13,347	—
Gains on sales of interests in real estate	—	(923)	—	(579)	—
Gains on sales of discontinued operations	(19,094)	(9,503)	—	(6,699)	(1,414)
Depreciation and amortization:					
Wholly owned and consolidated partnerships, net	$ 160,108	159,405	144,142	127,007	118,494
Unconsolidated partnerships	8,656	8,144	8,361	7,130	7,017
Discontinued operations	3,907	6,055	4,864	3,132	6,467
Funds from operations	**$ 99,214**	**$ 73,087**	**$ 141,012**	**$ 158,517**	**$ 148,260**
Weighted average number of shares outstanding	50,642	40,953	38,807	37,577	36,256
Weighted average effect of full conversion OP Units	2,329	2,268	2,236	3,308	4,083
Effect of common share equivalents	502	12	14	325	599
Total weighted average shares outstanding including OP Units	**53,473**	**43,233**	**41,057**	**41,210**	**40,938**
Funds from operations per share	**$ 1.86**	**$ 1.69**	**$ 3.43**	**$ 3.85**	**$ 3.62**

(1) Funds From Operations ("FFO") is defined as income before gains and losses on sales of operating properties and extraordinary items (computed in accordance with generally accepted accounting principles ("GAAP")) plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. In 2006 and 2007, we computed Funds From Operation by taking the amount pursuant to the NAREIT definition and subtracting dividends on preferred shares. Our computation of FFO for 2007 also includes the effect of our 2007 redemption of all of our 11% non-convertible Senior Preferred Shares. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, the Company's measure of FFO as presented may not be comparable to similarly titled measures as reported by other companies. For additional information about FFO, please refer to page 47.

Consolidated Balance Sheets

(in thousands of dollars, except share and per share amounts)	December 31, 2010	December 31, 2009
Assets:		
Investments in real estate, at cost:		
Operating properties	$ 3,448,900	$ 3,459,745
Construction in progress	121,547	215,231
Land held for development	17,021	9,337
Total investments in real estate	**3,587,468**	**3,684,313**
Accumulated depreciation	(729,086)	(623,309)
Net investments in real estate	**2,858,382**	**3,061,004**
Investments in partnerships, at equity	30,959	32,694
Other assets:		
Cash and cash equivalents	42,327	74,243
Tenant and other receivables (net of allowance for doubtful accounts of $22,083 and $19,981 at December 31, 2010 and 2009, respectively)	40,732	55,303
Intangible assets (net of accumulated amortization of $52,904 and $198,984 at December 31, 2010 and 2009, respectively)	15,787	38,978
Deferred costs and other assets	91,930	84,358
Total assets	**$ 3,080,117**	**$ 3,346,580**
Liabilities:		
Mortgage loans payable (including debt premium of $1,569 and $2,744 at December 31, 2010 and 2009, respectively)	$ 1,744,248	$ 1,777,121
Exchangeable Notes (net of debt discount of $2,809 and $4,664 at December 31, 2010 and 2009, respectively)	134,091	132,236
Term loans	347,200	170,000
Revolving facilities	—	486,000
Tenants' deposits and deferred rent	16,583	13,170
Distributions in excess of partnership investments	44,614	48,771
Accrued construction costs	6,158	11,778
Fair value of derivative instruments	27,233	14,610
Accrued expenses and other liabilities	55,460	58,090
Total liabilities	**2,375,587**	**2,711,776**
Commitments and Contingencies (Note 11)		
Equity:		
Shares of beneficial interest, $1.00 par value per share; 100,000,000 shares authorized; issued and outstanding 55,436,003 shares at December 31, 2010 and 44,615,647 shares at December 31, 2009	55,436	44,616
Capital contributed in excess of par	1,040,023	881,735
Accumulated other comprehensive loss	(39,993)	(30,016)
Distributions in excess of net income	(401,193)	(317,682)
Total equity – Pennsylvania Real Estate Investment Trust	**654,273**	**578,653**
Noncontrolling interest	50,257	56,151
Total equity	**704,530**	**634,804**
Total liabilities and equity	**$ 3,080,117**	**$ 3,346,580**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

(in thousands of dollars)	For the Year Ended December 31, 2010	2009	2008
Revenue:			
Real estate revenue:			
Base rent	$ 293,640	$ 288,542	$ 289,672
Expense reimbursements	131,877	135,627	137,310
Percentage rent	5,585	5,357	7,157
Lease termination revenue	3,028	2,154	4,114
Other real estate revenue	16,235	16,591	18,283
Total real estate revenue	**450,365**	**448,271**	**456,536**
Interest and other income	5,276	3,035	4,499
Total revenue	**455,641**	**451,306**	**461,035**
Expenses:			
Operating expenses:			
CAM and real estate taxes	(142,767)	(139,274)	(132,933)
Utilities	(26,030)	(24,066)	(24,794)
Other	(26,476)	(27,628)	(27,600)
Total operating expenses	**(195,273)**	**(190,968)**	**(185,327)**
Depreciation and amortization	(161,592)	(161,690)	(146,747)
Other expenses:			
General and administrative expenses	(38,973)	(37,558)	(40,324)
Impairment of assets and project costs	(1,057)	(75,012)	(28,889)
Income taxes and other expenses	(80)	(169)	(237)
Total other expenses	**(40,110)**	**(112,739)**	**(69,450)**
Interest expense, net	(142,730)	(131,236)	(114,228)
Gain on extinguishment of debt	—	27,047	27,074
Total expenses	**(539,705)**	**(569,586)**	**(488,678)**
Loss before equity in income of partnerships, gains on sales of real estate, and discontinued operations	(84,064)	(118,280)	(27,643)
Equity in income of partnerships	9,050	10,102	7,053
Gains on sales of real estate	—	4,311	—
Loss from continuing operations	**(75,014)**	**(103,867)**	**(20,590)**
Discontinued operations:			
Operating results from discontinued operations	1,557	4,273	4,235
Gains on sales of discontinued operations	19,094	9,503	—
Income from discontinued operations	**20,651**	**13,776**	**4,235**
Net loss	(54,363)	(90,091)	(16,355)
Less: net loss attributed to noncontrolling interest	2,436	4,353	589
Net loss attributable to Pennsylvania Real Estate Investment Trust	**$ (51,927)**	**$ (85,738)**	**$ (15,766)**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations (continued)
Earnings per Share

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2010	2009	2008
Loss from continuing operations	$ (75,014)	$ (103,867)	$ (20,590)
Noncontrolling interest in continuing operations	3,224	5,080	820
Dividends on restricted shares	(615)	(797)	(1,222)
Loss from continuing operations used to calculate earnings per share – basic and diluted	**$ (72,405)**	**$ (99,584)**	**$ (20,992)**
Income from discontinued operations	$ 20,651	$ 13,776	$ 4,235
Noncontrolling interest in discontinued operations	(788)	(727)	(231)
Income from discontinued operations used to calculate earnings per share – basic and diluted	**$ 19,863**	**$ 13,049**	**$ 4,004**
Basic (loss) earnings per share:			
Loss from continuing operations	$ (1.43)	$ (2.43)	$ (0.54)
Income from discontinued operations	0.39	0.32	0.11
	$ (1.04)	**$ (2.11)**	**$ (0.43)**
Diluted (loss) earnings per share:			
Loss from continuing operations	$ (1.43)	$ (2.43)	$ (0.54)
Income from discontinued operations	0.39	0.32	0.11
	$ (1.04)	**$ (2.11)**	**$ (0.43)**

(in thousands of shares)	2010	2009	2008
Weighted average shares outstanding – basic	50,642	40,953	38,807
Effect of dilutive common share equivalents[1]	—	—	—
Weighted average shares outstanding – diluted	**50,642**	**40,953**	**38,807**

(1) For the years ended December 31, 2010, 2009 and 2008, there are net losses allocable to common shareholders from continuing operations, so the effect of common share equivalents of 502, 12 and 14 for the years ended December 31, 2010, 2009 and 2008, respectively, is excluded from the calculation of diluted loss per share.

See accompanying notes to consolidated financial statements.

Consolidated Statements of Equity and Comprehensive Income

For the years ended December 31, 2010, 2009 and 2008

		PREIT Shareholders					
(in thousands of dollars, except per share amounts)	Total Equity	Comprehensive Income (Loss)	Shares of Beneficial Interest $1.00 Par	Capital Contributed in Excess of Par	Accumulated Other Comprehensive Loss	Distributions in Excess of Net Income (Loss)	Non-controlling Interest
Balance January 1, 2008	**$ 829,984**		**$ 39,134**	**$ 838,221**	**$ (6,968)**	**$ (95,569)**	**$ 55,166**
Comprehensive income (loss):							
Net loss	(16,355)	$ (16,355)	—	—	—	(15,766)	(589)
Unrealized loss on derivatives	(38,415)	(38,415)	—	—	(38,415)	—	—
Other comprehensive income	42	42	—	—	42	—	—
Total comprehensive loss	(54,728)	(54,728)					(589)
Shares issued upon redemption of Operating Partnership Units	—		42	973	—	—	(1,015)
Shares issued upon exercise of options	610		26	584	—	—	—
Shares issued under distribution reinvestment and share purchase plan	1,329		70	1,259	—	—	—
Shares issued under employee share purchase plans	729		45	684	—	—	—
Shares issued under equity incentive plans, net of retirements	(28)		176	(204)	—	—	—
Repurchase of common shares	(624)		(24)	(600)	—	—	—
Adjustment for outperformance plan	2,911		—	2,911	—	—	—
Amortization of deferred compensation	9,453		—	9,453	—	—	—
Distributions paid to common shareholders ($2.28 per share)	(89,745)		—	—	—	(89,745)	—
Noncontrolling interest:							
Distributions paid to Operating Partnership unitholders ($2.28 per unit)	(4,957)		—	—	—	—	(4,957)
Contributions from noncontrolling interest, net	3,329		—	—	—	—	3,329
Balance December 31, 2008	**698,263**		**39,469**	**853,281**	**(45,341)**	**(201,080)**	**51,934**
Comprehensive income (loss):							
Net loss	(90,091)	(90,091)	—	—	—	(85,738)	(4,353)
Unrealized gain on derivatives	14,558	14,558	—	—	13,836	—	722
Other comprehensive income	1,567	1,567	—	—	1,489	—	78
Total comprehensive loss	(73,966)	(73,966)					(3,553)
Shares issued upon redemption of Operating Partnership Units	—		13	276	—	—	(289)
Shares issued under distribution reinvestment and share purchase plan	260		45	215	—	—	—
Shares issued under employee share purchase plans	502		102	400	—	—	—
Shares issued under equity incentive plans, net of retirements	(207)		687	(894)	—	—	—
Shares issued for repurchase of Exchangeable Notes	24,988		4,300	20,688	—	—	—
Amortization of deferred compensation	7,769		—	7,769	—	—	—
Distributions paid to common shareholders ($0.74 per share)	(30,864)		—	—	—	(30,864)	—
Noncontrolling interest:							
Distributions paid to Operating Partnership unitholders ($0.74 per unit)	(1,610)		—	—	—	—	(1,610)
Contributions from noncontrolling interest, net	9,669		—	—	—	—	9,669
Balance December 31, 2009	**634,804**		**44,616**	**881,735**	**(30,016)**	**(317,682)**	**56,151**
Comprehensive income (loss):							
Net loss	(54,363)	(54,363)	—	—	—	(51,927)	(2,436)
Unrealized loss on derivatives	(12,343)	(12,343)	—	—	(11,850)	—	(493)
Other comprehensive income	1,951	1,951	—	—	1,873	—	78
Total comprehensive loss	(64,755)	(64,755)					(2,851)
Shares issued under 2010 public offering, net of expenses	160,589		10,350	150,239	—	—	—
Shares issued under distribution reinvestment and share purchase plan	900		68	832	—	—	—
Shares issued under employee share purchase plans	597		46	551	—	—	—
Shares issued under equity incentive plans, net of retirements	(1,008)		356	(1,364)	—	—	—
Amortization of deferred compensation	8,030		—	8,030	—	—	—
Distributions paid to common shareholders ($0.60 per share)	(31,584)		—	—	—	(31,584)	—
Noncontrolling interest:							
Distributions paid to Operating Partnership unitholders ($0.60 per unit)	(1,365)		—	—	—	—	(1,365)
Amortization of historic tax credit	(1,697)		—	—	—	—	(1,697)
Contributions from noncontrolling interest, net	19		—	—	—	—	19
Balance December 31, 2010	**$ 704,530**		**$ 55,436**	**$ 1,040,023**	**$ (39,993)**	**$ (401,193)**	**$ 50,257**

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands of dollars)	For the Year Ended December 31, 2010	2009	2008
Cash flows from operating activities:			
Net loss	$ (54,363)	$ (90,091)	$ (16,355)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	137,210	134,301	117,988
Amortization	39,116	40,672	28,915
Straight-line rent adjustments	(1,466)	(1,308)	(2,338)
Provision for doubtful accounts	5,337	6,567	4,666
Amortization of deferred compensation	8,030	7,769	8,634
Amortization of Outperformance Program	—	—	819
Gain on sales of real estate and discontinued operations	(19,094)	(13,814)	—
Amortization of historic tax credits	(1,697)	—	—
Net gain on forward starting swap activities	—	—	(2,002)
Impairment of assets and project costs	1,056	75,012	28,889
Gain on extinguishment of debt	—	(27,047)	(27,074)
Change in assets and liabilities:			
Net change in other assets	(153)	(1,914)	(9,393)
Net change in other liabilities	2,815	6,001	(7,786)
Net cash provided by operating activities	**116,791**	**136,148**	**124,963**
Cash flows from investing activities:			
Additions to construction in progress	(23,448)	(128,364)	(307,411)
Investments in real estate improvements	(32,226)	(39,113)	(25,027)
Investments in real estate acquisitions, net of cash acquired	—	(458)	(11,914)
Additions to leasehold improvements	(290)	(317)	(762)
Investments in partnerships	(9,070)	(1,811)	(4,006)
Capitalized leasing costs	(4,459)	(4,341)	(5,314)
Cash proceeds from sales of real estate investments	134,669	62,595	126
(Increase) decrease in cash escrows	(967)	3,313	7,181
Repayment of (issuance of) tenant note receivable	10,000	—	(10,000)
Cash distributions from partnerships in excess of equity in income	6,820	5,091	3,888
Net cash provided by (used in) investing activities	**81,029**	**(103,405)**	**(353,239)**
Cash flows from financing activities:			
Net Proceeds from 2010 Term Loan and Revolving Facility	590,000	—	—
Shares of beneficial interest issued	162,113	659	3,217
Net (repayment of) borrowing from 2003 Credit Facility	(486,000)	86,000	70,000
(Repayment of) borrowings from senior unsecured 2008 Term Loan	(170,000)	—	170,000
Repayment of 2010 Term Loan	(172,800)	—	—
Net repayment of Revolving Facility	(70,000)	—	—
Proceeds from mortgage loans	64,500	75,602	633,265
Repayment of mortgage loans	(75,450)	(39,933)	(506,514)
Principal installments on mortgage loans	(20,748)	(17,561)	(21,603)
Repurchase of Exchangeable Notes	—	(47,156)	(15,912)
Payment of deferred financing costs	(17,367)	(3,397)	(10,487)
Net payment from settlement of forward-starting interest swap agreements	—	—	(16,503)
Dividends paid to common shareholders	(31,584)	(30,864)	(89,745)
Distributions paid to Operating Partnership unitholders and noncontrolling interest	(1,365)	(1,610)	(4,957)
Shares of beneficial interest repurchased, other	(1,035)	(114)	(624)
Contributions from investor with noncontrolling interest in project	—	10,088	—
Net cash (used in) provided by financing activities	**(229,736)**	**31,714**	**210,137**
Net change in cash and cash equivalents	(31,916)	64,457	(18,139)
Cash and cash equivalents, beginning of year	74,243	9,786	27,925
Cash and cash equivalents, end of year	**$ 42,327**	**$ 74,243**	**$ 9,786**

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

For the Years Ended December 31, 2010, 2009 and 2008

1. Summary of Significant Accounting Policies

NATURE OF OPERATIONS I Pennsylvania Real Estate Investment Trust ("PREIT"), a Pennsylvania business trust founded in 1960 and one of the first equity real estate investment trusts ("REITs") in the United States, has a primary investment focus on retail shopping malls and strip and power centers located in the eastern half of the United States, primarily in the Mid-Atlantic region. As of December 31, 2010, our portfolio consisted of a total of 49 properties in 13 states, including 38 shopping malls, eight strip and power centers and three development properties, with two of the development properties classified as "mixed use" (a combination of retail and other uses), and one of the development properties classified as "other."

We hold our interest in our portfolio of properties through our operating partnership, PREIT Associates, L.P. ("PREIT Associates" or the "Operating Partnership"). We are the sole general partner of the Operating Partnership and, as of December 31, 2010, we held a 96.0% interest in the Operating Partnership, and consolidated it for reporting purposes. The presentation of consolidated financial statements does not itself imply that the assets of any consolidated entity (including any special-purpose entity formed for a particular project) are available to pay the liabilities of any other consolidated entity, or that the liabilities of any consolidated entity (including any special-purpose entity formed for a particular project) are obligations of any other consolidated entity.

Pursuant to the terms of the partnership agreement of the Operating Partnership, each of the limited partners has the right to redeem such partner's units of limited partnership interest in the Operating Partnership ("OP Units") for cash or, at our election, we may acquire such OP Units in exchange for our common shares on a one-for-one basis, in some cases beginning one year following the respective issue date of the OP Units and in other cases immediately. In the event that all of the outstanding OP Units held by limited partners were redeemed for cash, the total amount that would have been distributed as of December 31, 2010 would have been $33.8 million, which is calculated using our December 31, 2010 closing share price on the New York Stock Exchange of $14.53 multiplied by the number of outstanding OP Units held by limited partners, which was 2,329,118 as of December 31, 2010.

We provide management, leasing and real estate development services through two companies: PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that we consolidate for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally develops and manages properties that we do not consolidate for financial reporting purposes, including properties owned by partnerships in which we own an interest and properties that are owned by third parties in which we do not have an interest. PREIT Services and PRI are consolidated. PRI is a taxable REIT subsidiary, as defined by federal tax laws, which means that it is able to offer an expanded menu of services to tenants without jeopardizing our continuing qualification as a REIT under federal tax law.

We evaluate operating results and allocate resources on a property-by-property basis, and do not distinguish or evaluate consolidated operations on a geographic basis. No individual property constitutes more than 10% of consolidated revenue or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of our properties and the nature of our tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of consolidated revenue, and none of our properties are located outside the United States.

CONSOLIDATION I We consolidate our accounts and the accounts of the Operating Partnership and other controlled subsidiaries, and we reflect the remaining interest in such entities as noncontrolling interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

PARTNERSHIP INVESTMENTS I We account for our investments in partnerships that we do not control using the equity method of accounting. These investments, each of which represents a 40% to 50% noncontrolling ownership interest at December 31, 2010, are recorded initially at our cost and subsequently adjusted for our share of net equity in income and cash contributions and distributions. We do not control any of these equity method investees for the following reasons:

- Except for two properties that we co-manage with our partner, the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are in proportion to the ownership percentages of each partner.

STATEMENTS OF CASH FLOWS I We consider all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2010 and 2009, cash and cash equivalents totaled $42.3 million and $74.2 million, respectively, and included tenant security deposits of $4.0 million and $4.1 million, respectively. Cash paid for interest, including interest related to discontinued operations, was $131.5 million, $124.9 million and $117.5 million for the years ended December 31, 2010, 2009 and 2008, respectively, net of amounts capitalized of $2.6 million, $5.6 million and $16.0 million, respectively.

SIGNIFICANT NON-CASH TRANSACTIONS I Accrued construction costs decreased $5.6 million and $27.1 million in the years ended December 31, 2010 and 2009, respectively, representing non-cash decreases in construction in progress.

In October 2009, we repurchased $35.0 million in aggregate principal amount of our 4% Senior Exchangeable Notes due in 2012 ("Exchangeable Notes") in exchange for 1,300,000 common shares, with a fair market value of $10.0 million at the time of the purchase and $13.3 million in cash. In June 2009, we repurchased $25.0 million in aggregate principal amount of Exchangeable Notes in exchange for 3,000,000 million common shares, with a fair market value of $15.0 million at the time of the purchase.

ACCOUNTING POLICIES | ***USE OF ESTIMATES*** | The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates. We believe that our most significant and subjective accounting estimates and assumptions are those relating to fair value, asset impairment and receivable reserves.

Our management makes complex or subjective assumptions and judgments in applying its critical accounting policies. In making these judgments and assumptions, our management considers, among other factors, events and changes in property, market and economic conditions, estimated future cash flows from property operations, and the risk of loss on specific accounts or amounts.

REVENUE RECOGNITION | We derive over 95% of our revenue from tenant rent and other tenant-related activities. Tenant rent includes base rent, percentage rent, expense reimbursements (such as reimbursements of common area maintenance, real estate taxes and utilities), amortization of above-market and below-market intangibles (as described below under "Intangible Assets") and straight-line rent. We record base rent on a straight-line basis, which means that the monthly base rent income according to the terms of our leases with our tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. When tenants vacate prior to the end of their lease, we accelerate amortization of any related unamortized straight-line rent balances, and unamortized above-market and below-market intangible balances are amortized as a decrease or increase to real estate revenue, respectively. The straight-line rent adjustment increased revenue by approximately $1.4 million, $1.2 million and $2.1 million in the years ended December 31, 2010, 2009 and 2008, respectively. The straight-line rent receivable balances included in tenant and other receivables on the accompanying balance sheet as of December 31, 2010 and 2009 were $25.2 million and $24.9 million, respectively.

Percentage rent represents rental income that the tenant pays based on a percentage of its sales, either as a percentage of its total sales or as a percentage of sales over a certain threshold. In the latter case, we do not record percentage rent until the sales threshold has been reached.

Revenue for rent received from tenants prior to their due dates is deferred until the period to which the rent applies.

In addition to base rent, certain lease agreements contain provisions that require tenants to reimburse a fixed or pro rata share of certain common area maintenance costs and real estate taxes. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, our income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. As of December 31, 2010 and 2009, our accounts receivable included accrued income of $4.2 million and $8.9 million, respectively, because actual reimbursable expense amounts able to be billed to tenants under applicable contracts exceeded amounts actually billed.

Certain lease agreements contain cotenancy clauses that can change the amount of rent or the type of rent that tenants are required to pay, or, in some cases, can allow a tenant to terminate their lease, in the event that certain events take place, such as a decline in property occupancy levels below certain defined levels or the vacating of an anchor store. Cotenancy clauses do not generally have any retroactive effect when they are triggered. The effect of cotenancy clauses is applied on a prospective basis to recognize the new rent that is in effect.

Payments made to tenants as inducements to enter into a lease are treated as deferred costs that are amortized as a reduction of rental revenue over the term of the related lease.

The effect of lease modifications that result in rent relief or other credits to tenants, including any retroactive effects relating to prior periods, is recognized in the period when the lease modification is signed.

Lease termination fee income is recognized in the period when a termination agreement is signed, collectibility is assured and we are no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

We also generate revenue by providing management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenue or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities are collectively included in "Interest and other income" in the consolidated statements of operations.

FAIR VALUE | Fair value accounting applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements.

Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, these accounting requirements establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs might include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, and are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. We utilize the fair value hierarchy in our accounting for derivatives (Level 2), and financial instruments (Level 2) and in our reviews for impairment of real estate assets (Level 3) and goodwill (Level 3).

FINANCIAL INSTRUMENTS | Carrying amounts reported on the balance sheet for cash and cash equivalents, tenant and other receivables, accrued expenses, other liabilities and the term loans and revolving facilities approximate fair value due to the short-term nature of these instruments. The majority of our variable rate debt is subject to interest rate swaps that have effectively fixed the interest rates on the underlying debt. The estimated fair value for fixed rate debt, which is calculated for disclosure purposes, is based on the borrowing rates available to us for fixed rate mortgage loans and corporate notes payable with similar terms and maturities.

ASSET IMPAIRMENT | Real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property to be held and used is considered impaired only if our management's estimate of the aggregate future cash flows, less estimated capital expenditures, to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by our management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could affect the determination of whether an impairment exists and whether the effects could materially affect our net income. To the extent estimated undiscounted cash flows are less than the carrying value of the property, the loss will be measured as the excess of the carrying amount of the property over the estimated fair value of the property.

Assessment of our ability to recover certain lease related costs must be made when we have a reason to believe that the tenant might not be able to perform under the terms of the lease as originally expected. This requires us to make estimates as to the recoverability of such costs.

An other than temporary impairment of an investment in an unconsolidated joint venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is recorded as a reduction to income.

GOODWILL | We conduct an annual review of our goodwill balances for impairment to determine whether an adjustment to the carrying value of goodwill is required. We have determined the fair value of our properties and the goodwill that is associated with certain of our properties, and we have concluded that goodwill was not impaired as of December 31, 2010. Fair value is determined by applying a capitalization rate to our estimate of projected income at those properties. We also consider factors such as property sales performance, market position and current and future operating results. This amount is compared to the aggregate of the property basis and the goodwill that has been assigned to that property. If the fair value is less than the property basis and the goodwill, we evaluate whether impairment has occurred.

Our intangible assets on the accompanying consolidated balance sheets at December 31, 2010 and 2009 included $7.2 million (net of $1.1 million of amortization expense recognized prior to January 1, 2002) of goodwill recognized in connection with the acquisition of The Rubin Organization in 1997.

Changes in the carrying amount of goodwill for the three years ended December 31, 2010 were as follows:

(in thousands of dollars)	Basis	Accumulated Amortization	Impairment Write-Offs	Total
Balance, January 1, 2008	**$ 12,877**	**$ (1,073)**	**$ —**	**$ 11,804**
Goodwill divested	—	—	—	—
Impairment	—	—	(4,648)	(4,648)
Balance, December 31, 2008	**12,877**	**(1,073)**	**(4,648)**	**7,156**
Goodwill divested	—	—	—	—
Impairment	—	—	—	—
Balance, December 31, 2009	**12,877**	**(1,073)**	**(4,648)**	**7,156**
Goodwill divested	—	—	—	—
Impairment	—	—	—	—
Balance, December 31, 2010	**$ 12,877**	**$ (1,073)**	**$ (4,648)**	**$ 7,156**

REAL ESTATE | Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land improvements	15 years
Furniture/fixtures	3-10 years
Tenant improvements	Lease term

We are required to make subjective assessments as to the useful lives of our real estate assets for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those assets based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on our net income. If we were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method, provided that various criteria are met relating to the terms of sale and any subsequent involvement by us with the properties sold.

REAL ESTATE ACQUISITIONS | We account for our property acquisitions by allocating the purchase price of a property to the property's assets based on management's estimates of their fair value. Debt assumed in connection with property acquisitions is recorded at fair value at the acquisition date, and the resulting premium or discount is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease (in the case of a premium) or increase (in the case of a discount) in interest expense. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including our expectations about the underlying property, the general market conditions in which the property operates and conditions in the economy. The judgment and subjectivity inherent in such assumptions can have a significant effect on the magnitude of the intangible assets that we record.

INTANGIBLE ASSETS | We allocate a portion of the purchase price of a property to intangible assets. Our methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for comparable in-place leases, based on factors such as historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal periods, and is included in "Deferred costs and other assets" in the consolidated balance sheets.

We allocate purchase price to customer relationship intangibles based on our management's assessment of the value of such relationships.

The following table presents our intangible assets and liabilities, net of accumulated amortization, as of December 31, 2010 and 2009:

(in thousands of dollars)	As of December 31, 2010	2009
Value of in-place lease intangibles	$ 6,564	$ 28,360
Above-market lease intangibles	2,067	3,462
Subtotal	**8,631**	**31,822**
Goodwill (see above)	7,156	7,156
Total intangible assets	**$ 15,787**	**$ 38,978**
Below-market lease intangibles	**$ (4,786)**	**$ (5,942)**

Amortization of in-place lease intangibles was $21.8 million, $27.4 million and $29.1 million for the years ended December 31, 2010, 2009 and 2008, respectively. In 2010, we retired fully amortized lease intangibles with an aggregate original basis of $174.3 million.

Amortization of above-market and below-market lease intangibles decreased revenue by $0.2 million in 2010, increased revenue by $0.1 million in 2009 and decreased revenue by $0.6 million in 2008.

In the normal course of business, our intangible assets will amortize in the next five years and thereafter as follows:

(in thousands of dollars) For the Year Ending December 31,	In-Place Lease Intangibles	Above/(Below) Market Leases
2011	$ 4,772	$ 211
2012	878	(136)
2013	527	(249)
2014	387	(437)
2015	—	(203)
2016 and thereafter	—	(1,905)
Total	**$ 6,564**	**$ (2,719)**

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS | The determination to classify an asset as held for sale requires significant estimates by us about the property and the expected market for the property, which are based on factors including recent sales of comparable properties, recent expressions of interest in the property, financial metrics of the property and the condition of the property. We must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by our management as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs, of such assets. We generally consider operating properties to be held for sale when they meet criteria such as whether the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable and is expected to qualify for recognition as a completed sale within one year. If, in management's opinion, the expected net sales price of the asset that has been identified as held for sale is less than the net book value of the asset, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held for sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold operating real estate property is considered a discontinued operation. In addition, operating properties classified as held for sale are considered discontinued operations. Operating properties classified as discontinued operations are reclassified as such in the consolidated statement of operations for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See note 2 for a description of the properties included in discontinued operations. Land parcels and other portions of operating properties, non-operating real estate and investments in partnerships are excluded from discontinued operations treatment.

CAPITALIZATION OF COSTS | Costs incurred in relation to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. Capitalized costs, as well as tenant inducement amounts and internal and external commissions, are recorded in construction in progress.

We capitalize a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects. We expensed project costs that did not meet or no longer met our criteria for capitalization of $1.1 million, $0.8 million and $1.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

We capitalize payments made to obtain options to acquire real property. Other related costs that are incurred before acquisition that are expected to have ongoing value to the project are capitalized if the acquisition of the property is probable. If the property is acquired, such costs are included in the amount recorded as the initial value of the asset. Capitalized pre-acquisition costs are charged to expense when it is probable that the property will not be acquired.

We capitalize salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants.

The following table summarizes our capitalized salaries, commissions and benefits, real estate taxes and interest for the years ended December 31, 2010, 2009 and 2008:

(in thousands of dollars)	For the Year Ended December 31, 2010	2009	2008
Development/Redevelopment:			
Salaries and benefits	$ 1,087	$ 2,123	$ 3,276
Real estate taxes	$ 462	$ 951	$ 2,380
Interest	$ 2,584	$ 5,613	$ 15,968
Leasing:			
Salaries, commissions and benefits	$ 4,459	$ 4,341	$ 5,314

TENANT RECEIVABLES | We make estimates of the collectibility of our tenant receivables related to tenant rent including base rent, straight-line rent, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, including straight-line rent receivable, historical bad debts, customer creditworthiness and current economic and industry trends when evaluating the adequacy of the allowance for doubtful accounts. The receivables analysis places particular emphasis on past-due accounts and considers the nature and age of the receivables, the payment history and financial condition of the payor, the basis for any disputes or negotiations with the payor, and other information that could affect collectibility. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct effect on our net income because higher bad debt expense results in less net income, other things being equal. For straight-line rent, the collectibility analysis considers the probability of collection of the unbilled deferred rent receivable, given our experience regarding such amounts.

INCOME TAXES | We have elected to qualify as a real estate investment trust, or REIT, under Sections 856-860 of the Internal Revenue Code of 1986, as amended, and intend to remain so qualified.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income (loss) reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation and differences between the allocation of our net income and loss for financial reporting purposes and for tax reporting purposes.

We are subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of our ordinary income plus 95% of our capital gain net income for the year plus 100% of any prior year shortfall over cash distributions during the year, as defined by the Internal Revenue Code. We have, in the past, distributed a substantial portion of our taxable income in the subsequent fiscal year and might also follow this policy in the future.

No provision for excise tax was made for the years ended December 31, 2010, 2009 and 2008, as no excise tax was due in those years.

The per share distributions paid to shareholders had the following components for the years ended December 31, 2010, 2009 and 2008:

	For the Year Ended December 31, 2010	2009	2008
Ordinary income	$ 0.60	$ 0.63	$ 2.25
Capital gains	—	0.11	—
Return of capital	—	—	0.03
	$ 0.60	**$ 0.74**	**$ 2.28**

We follow accounting requirements that prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. We must determine whether it is "more likely than not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the "more likely than not" recognition threshold, the position is measured at the largest amount of benefit that is greater than 50% likely to be realized upon settlement to determine the amount of benefit to recognize in the financial statements.

PRI is subject to federal, state and local income taxes. We had no provision or benefit for federal or state income taxes in the years ended December 31, 2010, 2009 and 2008. We had net deferred tax assets of $8.8 million and $5.1 million for the years ended December 31, 2010 and 2009, respectively. The deferred tax assets are primarily the result of net operating losses. A valuation allowance has been established for the full amount of the deferred tax assets, since it is more likely than not that these assets will not be realized because we anticipate that the net operating losses that we have historically experienced at our taxable REIT subsidiaries will continue to occur.

The aggregate cost basis and depreciated basis for federal income tax purposes of our investment in real estate was approximately $3,813.2 million and $2,905.2 million, respectively, at December 31, 2010, and $3,921.7 million and $3,091.2 million, respectively, at December 31, 2009.

DERIVATIVES | In the normal course of business, we are exposed to financial market risks, including interest rate risk on our interest-bearing liabilities. We attempt to limit these risks by following established risk management policies, procedures and strategies, including the use of derivative financial instruments. We do not use derivative financial instruments for trading or speculative purposes.

Currently, we use interest rate swaps and caps to manage our interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs.

Derivative financial instruments are recorded on the balance sheet as assets or liabilities based on the instruments' fair value. Changes in the fair value of derivative financial instruments are recognized currently in earnings, unless the derivative financial instrument meets the criteria for hedge accounting. If the derivative financial instruments meet the criteria for a cash flow hedge, the gains and losses in the fair value of the instrument are deferred in other comprehensive income. Gains and losses on a cash flow hedge are reclassified into earnings when the forecasted transaction affects earnings. A contract that is designated as a hedge of an anticipated transaction that is no longer likely to occur is immediately recognized in earnings.

The anticipated transaction to be hedged must expose us to interest rate risk, and the hedging instrument must reduce the exposure and meet the requirements for hedge accounting. We must formally designate the instrument as a hedge and document and assess the effectiveness of the hedge at inception and on a quarterly basis. Interest rate hedges that are designated as cash flow hedges mitigate the risks associated with future cash outflows on debt.

We incorporate credit valuation adjustments to appropriately reflect both our own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of our derivative contracts for the effect of nonperformance risk, we have considered the impact of netting and any applicable credit enhancements. Although we have determined that the majority of the inputs used to value our derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with our derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by us and our counterparties. As of December 31, 2010, we have assessed the significance of the effect of the credit valuation adjustments on the overall valuation of our derivative positions and have determined that the credit valuation adjustments are not significant to the overall valuation of our derivatives. As a result, we have determined that our derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

OPERATING PARTNERSHIP UNIT REDEMPTIONS | Shares issued upon redemption of OP Units are recorded at the book value of the OP Units surrendered.

SHARE-BASED COMPENSATION EXPENSE | Share based payments to employees, including grants of stock options and restricted shares, are valued at fair value on the date of grant, and are expensed over the applicable vesting period.

EARNINGS PER SHARE | The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding is the dilutive impact of common share equivalents. Common share equivalents consist primarily of shares that are issued under employee share compensation programs and outstanding share options whose exercise price was less than the average market price of our shares during these periods.

RECENT ACCOUNTING PRONOUNCEMENTS | ***ACCOUNTING FOR TRANSFERS OF FINANCIAL ASSETS*** | On January 1, 2010, we adopted new accounting requirements relating to accounting for transfers of financial assets. The recognition and measurement provisions of these new accounting requirements are applied to transfers that occur on or after January 1, 2010. The disclosure provisions of these new accounting requirements are applied to transfers that occurred both before and after January 1, 2010. The adoption of these new accounting requirements did not have any effect on our consolidated financial statements.

VARIABLE INTEREST ENTITIES | On January 1, 2010, we adopted new accounting requirements relating to variable interest entities. These new accounting requirements amend the existing accounting guidance: a) to require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a variable interest entity, identifying the primary beneficiary of a variable interest entity; b) to require ongoing reassessment of whether an enterprise is the primary beneficiary of a variable interest entity, rather than only when specific events occur; c) to eliminate the quantitative approach previously required for determining the primary beneficiary of a variable interest; d) to amend certain guidance for determining whether an entity is a variable interest entity; e) to add an additional reconsideration event when changes in facts and circumstances pertinent to a variable interest entity occur; f) to eliminate the exception for troubled debt restructuring regarding variable interest entity reconsideration; and g) to require advanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The adoption of these new accounting requirements did not have any effect on our consolidated financial statements.

2. Real Estate Activities

Investments in real estate as of December 31, 2010 and 2009 were comprised of the following:

(in thousands of dollars)	As of December 31, 2010	2009
Buildings, improvements and construction in progress	$ 3,060,754	$ 3,129,354
Land, including land held for development	526,714	554,959
Total investments in real estate	**3,587,468**	**3,684,313**
Accumulated depreciation	(729,086)	(623,309)
Net investments in real estate	**$ 2,858,382**	**$ 3,061,004**

IMPAIRMENT OF ASSETS AND PROJECT COSTS | During the years ended December 31, 2010, 2009 and 2008, we recorded asset impairment charges and we expensed project costs totaling $1.1 million, $75.0 million and $28.9 million, respectively, which are included in "Impairment of assets and project costs" in the consolidated statement of operations. Details about the assets that incurred impairment charges are as follows:

(in thousands of dollars)	As of December 31, 2010	2009	2008
Orlando Fashion Square	$ —	$ 62,700	$ —
Springhills	—	11,484	—
Monroe Marketplace	—	70	—
White Clay Point	—	—	11,799
Sunrise Plaza	—	—	7,027
Goodwill	—	—	4,648
Valley View Downs	—	—	3,032
Predevelopment costs	—	—	936
Land held for development	—	—	150
Project costs	1,057	758	1,297
Total	**$ 1,057**	**$ 75,012**	**$ 28,889**

2009 IMPAIRMENTS | During 2009, Orlando Fashion Square experienced significant decreases in non-anchor occupancy and net operating income as a result of unfavorable economic conditions in the Orlando market combined with negative trends in the retail sector. The occupancy declines resulted from store closings from bankrupt and underperforming tenants. Net operating income at this property was also affected by an increase in the number of tenants paying a percentage of their sales in lieu of minimum rent, combined with declining tenant sales. As a result of these conditions, in connection with the preparation of the our 2010 business plan and budgets, we determined that our estimate of future cash flows, net of estimated capital expenditures, to be generated by the property was less than the carrying value of the property. As a result, we determined that the property was impaired and we recorded an impairment loss of $62.7 million to write down the property's estimated fair value to $40.2 million.

Springhills is a mixed use development project located in Gainesville, Florida. During the fourth quarter of 2009, in connection with our 2010 business planning process, which included a strategic review of our future development projects, we determined that the development plans for Springhills were uncertain. Consequently, we recorded an impairment loss of $11.5 million to write down the carrying amount of the project to the estimated fair value of $22.0 million.

In May 2009, we sold an outparcel and related land improvements containing an operating restaurant at Monroe Marketplace in Selinsgrove, Pennsylvania for $0.9 million. We recorded an asset impairment charge of $0.1 million immediately prior to this transaction because the sales price of the parcel was less than the carrying value of the parcel.

2008 IMPAIRMENTS | White Clay Point is a mixed use development project located in Landenberg, Pennsylvania. During the fourth quarter of 2008, in connection with our 2009 business planning process, which included a strategic review of our future development projects, we determined that the development plans for White Clay Point were uncertain. Consequently, we recorded an impairment loss of $11.8 million, which represented the aggregate of the costs excluding the purchase price of the land that had been capitalized to date for this development.

Sunrise Plaza was an operating power center located in Forked River, New Jersey. During the fourth quarter 2008, in connection with our 2009 business planning process, which included a strategic review of our future development projects, we determined that Sunrise Plaza's carrying value exceeded its fair value. Consequently, we recorded an impairment loss of $7.0 million, which represented the excess of the carrying value of the project's assets over their fair value determined by their future discounted cash flows. As noted below, Sunrise Plaza was sold in 2010.

During the fourth quarter of 2008, we determined that the carrying value of our goodwill exceeded fair value and recorded an impairment charge of $4.6 million.

In the fourth quarter of 2008, we recorded a $3.0 million impairment charge against the amounts that we spent in connection with the Valley View Downs harness racing project, a project to be owned and operated by Valley View Downs, L.P. ("Valley View"), and the fees we had earned under the related development agreement with Centaur Pennsylvania, LLC. ("Centaur") and Valley View. The decision was made following a downgrade in Centaur's credit rating by major rating agencies, which caused us to conclude that there was significant uncertainty that we would recover the carrying amounts of the accounts receivable and the original investment associated with this project.

During the fourth quarter of 2008, we determined that there was significant uncertainty about the likelihood that we would continue in our plans to acquire a site in West Chester, Pennsylvania for a future mixed use project. We recorded an impairment charge of $0.9 million related to this project, representing the costs incurred to date related to this project.

During the fourth quarter of 2008, we determined that the carrying value of an undeveloped land parcel adjacent to Viewmont Mall exceeded its fair value. Consequently, we recorded an impairment loss of $0.2 million.

DISPOSITIONS | ***2010 DISPOSITIONS*** | In September 2010, we sold our interests in Creekview Center in Warrington, Pennsylvania; Monroe Marketplace in Selinsgrove, Pennsylvania; New River Valley Center in Christiansburg, Virginia; Pitney Road Plaza in Lancaster, Pennsylvania; and Sunrise Plaza in Forked River, New Jersey for an aggregate sale price of $134.7 million. We retained an aggregate of eight out parcels at Monroe Marketplace, Pitney Road Plaza and Sunrise Plaza, which were subdivided from the properties in connection with the sale. We used the cash proceeds from the sale to repay mortgage loans secured by three of these properties totaling $39.7 million, and for the payment of the release prices of the other two properties that secured a portion of the 2010 Credit Facility (as defined below) which totaled $57.4 million. We also used $10.0 million to repay borrowings under our Revolving Facility (as defined below) and $8.9 million to repay borrowings under our 2010 Term Loan (as defined below), both in accordance with the terms of our 2010 Credit Facility. We used the remaining $18.7 million of the proceeds for general corporate purposes. We recognized a gain on the sale of these properties of $19.1 million in 2010.

2009 DISPOSITIONS | In May 2009, we sold an outparcel and related land improvements containing an operating restaurant at Monroe Marketplace in Selinsgrove, Pennsylvania for $0.9 million. We recorded an asset impairment charge of $0.1 million immediately prior to this transaction. No gain or loss was recorded from this sale.

In June 2009, we sold a land parcel adjacent to Woodland Mall in Grand Rapids, Michigan for $2.7 million. The parcel contained a department store that was subject to a ground lease. We recorded a gain of $0.2 million from this sale.

In June 2009, we sold two outparcels and related improvements adjacent to North Hanover Mall in Hanover, Pennsylvania for $2.0 million. We recorded a gain of $1.4 million from this sale.

In August 2009, we sold Crest Plaza in Allentown, Pennsylvania for $15.8 million. We recorded a gain of $3.4 million from this sale.

In October 2009, we sold two outparcels and related improvements adjacent to Monroe Marketplace in Selinsgrove, Pennsylvania for $2.8 million. No gain or loss was recorded from this sale.

In October 2009, we sold a parcel and related land improvements at Pitney Road Plaza in Lancaster, Pennsylvania for $10.2 million. We recorded a gain of $2.7 million from this sale.

In October 2009, we sold a controlling interest in Northeast Tower Center in Philadelphia, Pennsylvania for $30.4 million. We recorded a gain of $6.1 million from this sale. In connection with the sale, we repaid the mortgage loan associated with the Northeast Tower Center, with a balance of $20.0 million at closing.

DISCONTINUED OPERATIONS | We have presented as discontinued operations the operating results of Creekview Center, Monroe Marketplace, New River Valley Center, Pitney Road Plaza and Sunrise Plaza, which were sold in 2010, and Crest Plaza and Northeast Tower Center, which were sold in 2009.

The following table summarizes revenue and expense information for our discontinued operations:

(in thousands of dollars)	For the Year Ended December 31, 2010	2009	2008
Real estate revenue	$ 9,497	$ 16,447	$ 13,045
Expenses:			
Operating expenses	(2,107)	(3,791)	(2,625)
Depreciation and amortization	(3,907)	(6,055)	(4,864)
Interest expense	(1,926)	(2,328)	(1,321)
Total expenses	(7,940)	(12,174)	(8,810)
Operating results from discontinued operations	1,557	4,273	4,235
Gains on sales of discontinued operations	19,094	9,503	—
Income from discontinued operations	**$ 20,651**	**$ 13,776**	**$ 4,235**

ACQUISITIONS | In January 2008, we entered into an agreement under which we acquired a 0.1% general partnership interest and a 49.8% limited partnership interest in Bala Cynwyd Associates, L.P. ("BCA"), and an option to purchase the remaining partnership interests in BCA in two closings in 2009 and 2010. BCA is the owner of One Cherry Hill Plaza, an office building located within the boundaries of the Cherry Hill Mall in Cherry Hill, New Jersey, which we own. We acquired our initial interests in BCA for $3.9 million in cash paid at the first closing in February 2008. We acquired an additional 49.9% interest at the second closing in June 2009 in exchange for $0.2 million and 140,745 OP Units. We acquired the remaining interest in BCA at the third and final closing in September 2010 in exchange for 564 OP Units and a nominal cash amount. Three of our trustees and executive officers, Ronald Rubin, George F. Rubin, and Joseph F. Coradino, were direct or indirect owners of the acquired interests. We have consolidated BCA for financial reporting purposes. See note 10 for further discussion.

In July 2008, we acquired a parcel in Lancaster, Pennsylvania for $8.0 million plus customary closing costs. We developed this property and subsequently sold our interests.

In July 2008, we acquired land previously subject to a ground lease at Wiregrass Commons in Dothan, Alabama for $3.2 million.

DEVELOPMENT ACTIVITIES | As of December 31, 2010 and 2009, we have capitalized $140.4 million and $228.3 million, respectively, related to construction and development activities. Of the balance as of December 31, 2010, $1.1 million is included in "Deferred costs and other assets" in the accompanying consolidated balance sheets, $121.5 million is included in "Construction in progress," $0.8 million is included in "Investments in partnerships, at equity," and $17.0 million is included in "Land held for development." As of December 31, 2010, we had $0.3 million of deposits on land purchase contracts of which $0.2 million is refundable.

3. Investments in Partnerships

The following table presents summarized financial information of the equity investments in our unconsolidated partnerships as of December 31, 2010 and 2009:

(in thousands of dollars)	As of December 31, 2010	2009
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 401,321	$ 393,197
Construction in progress	1,870	3,602
Total investments in real estate	**403,191**	**396,799**
Accumulated depreciation	(131,228)	(116,313)
Net investments in real estate	**271,963**	**280,486**
Cash and cash equivalents	9,590	5,856
Deferred costs and other assets, net	22,657	21,254
Total assets	**304,210**	**307,596**
Liabilities and Partners' Equity (deficit):		
Mortgage loans	353,335	365,565
Other liabilities	14,454	13,858
Total liabilities	**367,789**	**379,423**
Net deficit	(63,579)	(71,827)
Partners' share	(33,025)	(37,382)
Company's share	**(30,554)**	**(34,445)**
Excess investment(1)	13,151	13,733
Advances	3,748	4,635
Net investments and advances	**$ (13,655)**	**$ (16,077)**
Investment in partnerships, at equity	$ 30,959	$ 32,694
Distributions in excess of partnership investments	(44,614)	(48,771)
Net investments and advances	**$ (13,655)**	**$ (16,077)**

(1) Excess investment represents the unamortized difference between our investment and our share of the equity in the underlying net investment in the partnerships. The excess investment is amortized over the life of the properties, and the amortization is included in "Equity in income of partnerships."

We record distributions from our equity investments up to an amount equal to the equity in income of partnerships as cash from operating activities. Amounts in excess of our share of the income in the equity investments are treated as a return of partnership capital and recorded as cash from investing activities.

Mortgage loans, which are secured by nine of the partnership properties (including one property under development), are due in installments over various terms extending to the year 2020, with interest rates ranging from 4.77% to 8.02% and a weighted-average interest rate of 6.13% as of December 31, 2010. The liability under each mortgage loan is limited to the partnership that owns the particular property. Our proportionate share, based on our respective partnership interest, of principal payments due in the next five years and thereafter is as follows:

(in thousands of dollars) For the Year Ending December 31,	Company's Proportionate Share: Principal Amortization	Balloon Payments	Total	Property Total
2011	$ 2,769	$ 56,890	$ 59,659	$119,383
2012	1,841	3,708	5,549	12,984
2013	1,880	—	1,880	3,761
2014	1,990	—	1,990	3,979
2015	1,960	35,221	37,181	74,361
2016 and thereafter	6,767	62,667	69,434	138,867
	$17,207	**$158,486**	**$175,693**	**$353,335**

The following table summarizes our share of equity in income of partnerships for the years ended December 31, 2010, 2009 and 2008:

	For the Year Ended December 31,		
(in thousands of dollars)	2010	2009	2008
Real estate revenue	$ 76,681	$ 74,693	$ 75,168
Expenses:			
Operating expenses	(23,658)	(24,737)	(23,112)
Interest expense	(17,370)	(13,851)	(21,226)
Depreciation and amortization	(15,938)	(15,489)	(16,458)
Total expenses	(56,966)	(54,077)	(60,796)
Net income	19,715	20,616	14,372
Less: Partners' share	(9,806)	(10,206)	(7,154)
Company's share	9,909	10,410	7,218
Amortization of excess investment	(859)	(308)	(165)
Equity in income of partnerships	**$ 9,050**	**$ 10,102**	**$ 7,053**

FINANCING ACTIVITY OF UNCONSOLIDATED PROPERTIES I The following table presents the mortgage loans secured by our unconsolidated properties entered into since January 1, 2008:

Financing Date	Property	Amount Financed or Extended (in millions of dollars):	Stated Rate	Hedged Rate	Maturity
2010 Activity:					
April	Springfield Park/Springfield East(1)	$ 10.0	LIBOR plus 2.80%	5.39%	March 2015
May	Red Rose Commons(2)	0.3	LIBOR plus 4.00%	NA	October 2011
June	Lehigh Valley Mall(3)	140.0	5.88% fixed	NA	July 2020
November	Springfield Mall(4)	67.0	LIBOR plus 3.10%	4.77%	November 2015
2009 Activity:					
October	Red Rose Commons(2)	23.9	LIBOR plus 4.00%	NA	October 2011
2008 Activity:					
October	Whitehall Mall(5)	12.4	7.00% fixed	NA	November 2018

(1) *The mortgage loan has a term of five years, with one five year extension option. The unconsolidated entities that own Springfield Park and Springfield East entered into the mortgage loan. Our interest in these unconsolidated entities is 50%.*
(2) *Interest only in its initial term. The unconsolidated partnership that owns Red Rose Commons entered into the mortgage loan. Our interest in the unconsolidated partnership is 50%. In May 2010, the unconsolidated partnership took an additional draw of $0.3 million. The stated interest rate on the mortgage loan is LIBOR plus 4.00%, with a floor of 6.00%. The rate in effect for 2010 was 6.00%.*
(3) *The unconsolidated partnership that owns Lehigh Valley Mall entered into the mortgage loan. Our interest in the unconsolidated partnership is 50%. In connection with this new mortgage loan financing, the unconsolidated partnership repaid the previous $150.0 million mortgage loan using proceeds from the new mortgage loan, available working capital and partner contributions. Our share of the partner contributions was $4.1 million.*
(4) *The unconsolidated entity that owns Springfield Mall entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $72.3 million mortgage loan using proceeds from the new mortgage loan, available working capital and owner contributions. Our share of the owner contributions was $2.9 million.*
(5) *The unconsolidated entity that owns Whitehall Mall entered into the mortgage loan. Our interest in the unconsolidated entity is 50%.*

In January 2010, the unconsolidated partnership that owns Springfield Park in Springfield, Pennsylvania repaid a mortgage loan with a balance of $2.8 million. Our share of the mortgage loan repayment was $1.4 million.

4. Financing Activity

AMENDED, RESTATED AND CONSOLIDATED SENIOR SECURED CREDIT AGREEMENT I On March 11, 2010, PREIT Associates and PRI (collectively, the "Borrower"), together with PR Gallery I Limited Partnership ("GLP") and Keystone Philadelphia Properties, L.P. ("KPP"), two of our other subsidiaries, entered into an Amended, Restated and Consolidated Senior Secured Credit Agreement comprised of (a) an aggregate $520.0 million term loan made up of a $436.0 million term loan ("Term Loan A") to the Borrower and a separate $84.0 million term loan ("Term Loan B") to the other two subsidiaries (collectively, the "2010 Term Loan") and (b) a $150.0 million revolving line of credit (the "Revolving Facility," and, together with the 2010 Term Loan, the "2010 Credit Facility") with Wells Fargo Bank, National Association, and the other financial institutions signatory thereto.

The 2010 Credit Facility replaced the previously existing $500.0 million unsecured revolving credit facility, as amended (the "2003 Credit Facility"), and a $170.0 million unsecured term loan (the "2008 Term Loan") that had been scheduled to mature on March 20, 2010. All capitalized terms used and not otherwise defined in the description of the 2010 Credit Facility have the meanings ascribed to such terms in the 2010 Credit Facility.

The initial term of the 2010 Credit Facility is three years, and we have the right to one 12-month extension of the initial maturity date, subject to certain conditions and to the payment of an extension fee of 0.50% of the then outstanding Commitments.

Amounts borrowed under the 2010 Credit Facility bear interest at a rate between 4.00% and 4.90% per annum, depending on our leverage, in excess of LIBOR, with no floor. The initial rate in effect was 4.90% per annum in excess of LIBOR. In determining our leverage (the ratio of Total Liabilities to Gross Asset Value), the capitalization rate used to calculate Gross Asset Value is 8.00%. The unused portion of the Revolving Facility is subject to a fee of 0.40% per annum.

We have entered into interest rate swap agreements to effectively fix $100.0 million of the underlying LIBOR associated with the 2010 Term Loan at a weighted-average rate of 1.77% for the three-year initial term. An additional $200.0 million of the underlying LIBOR was swapped to a fixed rate at a rate of 0.61% for year one, 1.78% for year two and 2.96% for the balance of the initial term. Additionally, $15.7 million of our 2010 Term Loan is subject to a LIBOR cap with a strike rate of 2.50%. This LIBOR cap will expire in March 2012.

The obligations under Term Loan A are secured by first priority mortgages on 18 of our properties and a second lien on one property, and the obligations under Term Loan B are secured by first priority leasehold mortgages on the two properties ground leased by GLP and KPP. The foregoing properties constitute substantially all of our previously unencumbered retail properties.

We and certain of our subsidiaries that are not otherwise prevented from doing so serve as guarantors for funds borrowed under the 2010 Credit Facility.

In connection with our May 2010 public equity offering, we repaid $160.7 million of borrowings under the 2010 Credit Facility ($106.5 million of the repayment related to the 2010 Term Loan and $54.2 million related to the Revolving Facility). This repayment satisfied certain pay down requirements under the terms of the 2010 Credit Facility, and no mandatory pay down provisions remain in effect, although we may be required to apply a portion of the proceeds of any asset sales, joint ventures, new debt financings and equity sales to pay down the 2010 Term Loan and/or any borrowings under the Revolving Facility in accordance with the terms of the 2010 Credit Facility.

In September 2010, in connection with our sale of five power centers, $57.4 million of the sale proceeds were used for payment of the release prices of two of the properties that secured a portion of the 2010 Credit Facility. Also, $10.0 million of the sale proceeds were used to repay borrowings under our Revolving Facility, and $8.9 million of the sale proceeds were used to repay borrowings under the 2010 Term Loan. The repayments were made in accordance with the terms of the 2010 Credit Facility.

As of December 31, 2010, there were no amounts outstanding under the Revolving Facility. We pledged $1.5 million under the Revolving Facility as collateral for letters of credit, and the unused portion of the Revolving Facility that was available to us was $148.5 million at December 31, 2010. The weighted average interest rate based on amounts borrowed under the Revolving Facility, excluding the effect of deferred financing fee amortization, from March 11, 2010 to December 31, 2010 was 5.16%. The interest rate that would have applied to any outstanding Revolving Facility borrowings as of December 31, 2010 was LIBOR plus 4.90%. Deferred financing fee amortization associated with the Revolving Facility was $0.9 million in 2010.

As of December 31, 2010, $347.2 million was outstanding under the 2010 Term Loan. The weighted average effective interest rate based on amounts borrowed under the 2010 Term Loan from March 11, 2010 to December 31, 2010 was 6.37%. The weighted average interest rate includes the effect of deferred financing fee amortization but excludes the effect of accelerated amortization of deferred financing fees of $3.5 million that resulted from permanent pay downs of the 2010 Term Loan during 2010.

The 2010 Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, including, without limitation, requirements that we maintain, on a consolidated basis: (1) minimum Tangible Net Worth of not less than $483.1 million, minus non-cash impairment charges with respect to the Properties recorded in the quarter ended December 31, 2009, plus 75% of the Net Proceeds of all Equity Issuances effected at any time after September 30, 2009; (2) maximum ratio of Total Liabilities to Gross Asset Value of 0.75:1; (3) minimum ratio of EBITDA to Interest Expense of 1.60:1; (4) minimum ratio of Adjusted EBITDA to Fixed Charges of 1.35:1; (5) maximum Investments in unimproved real estate and predevelopment costs not in excess of 3.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries, Consolidated Affiliates and Unconsolidated Affiliates not in excess of 1.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company, the Borrower or any other Subsidiary not in excess of 1.0% of Gross Asset Value on the basis of cost; (8) the aggregate value of the Investments and the other items subject to the preceding clauses (5) through (7) shall not exceed 5.0% of Gross Asset Value; (9) maximum Investments in Consolidation Exempt Entities not in excess of 20.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) maximum Projects Under Development not in excess of 10.0% of Gross Asset Value; (12) maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries, its Consolidated Affiliates and its Unconsolidated Affiliates; (13) minimum Corporate Debt Yield of 9.50%, provided that such Corporate Debt Yield may be less than 9.50% for one period of two consecutive fiscal quarters, but may not be less than 9.25%; and (14) Distributions may not exceed 110% of REIT taxable income for a fiscal year, but if the Corporate Debt Yield exceeds 10.00%, then the aggregate amount of Distributions may not exceed the greater of 75% of FFO and 110% of REIT Taxable Income (unless necessary for us to retain our status as a REIT), and if a Facility Debt Yield of 11.00% and a Corporate Debt Yield of 10.00% are achieved and continuing, there are no limits on Distributions under the 2010 Credit Facility, so long as no Default or Event of Default would result from making such Distributions. We are required to maintain our status as a REIT at all times. As of December 31, 2010, we were in compliance with all of these covenants.

We may prepay any future borrowings under the Revolving Facility at any time without premium or penalty. We must repay the entire principal amount outstanding under the 2010 Credit Facility at the end of its term, as the term may be extended.

Upon the expiration of any applicable cure period following an event of default, the lenders may declare all of the obligations in connection with the 2010 Credit Facility immediately due and payable, and the Commitments of the lenders to make further loans under the 2010 Credit Facility will terminate. Upon the occurrence of a voluntary or involuntary bankruptcy proceeding of the Company, PREIT Associates, PRI, any owner of a Collateral Property or any Material Subsidiary, all outstanding amounts will automatically become immediately due and payable and the Commitments of the lenders to make further loans will automatically terminate.

EXCHANGEABLE NOTES | The Exchangeable Notes are general unsecured senior obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. Interest payments are due on June 1 and December 1 of each year until the maturity date of June 1, 2012. The Operating Partnership's obligations under the Exchangeable Notes are fully and unconditionally guaranteed by us.

The Exchangeable Notes bear interest at 4.00% per annum and contain an exchange settlement feature. Pursuant to this feature, upon surrender of the Exchangeable Notes for exchange, the Exchangeable Notes will be exchangeable for cash equal to the principal amount of the Exchangeable Notes and, with respect to any excess exchange value above the principal amount of the Exchangeable Notes, at our option, for cash, common shares or a combination of cash and common shares at an initial exchange rate of 18.303 shares per $1,000 principal amount of Exchangeable Notes, or $54.64 per share. The Exchangeable Notes will be exchangeable only under certain circumstances. Prior to maturity, the Operating Partnership may not redeem the Exchangeable Notes except to preserve our status as a real estate investment trust. If we undergo certain change of control transactions at any time prior to maturity, holders of the Exchangeable Notes may require the Operating Partnership to repurchase their Exchangeable Notes in whole or in part for cash equal to 100% of the principal amount of the Exchangeable Notes to be repurchased plus unpaid interest, if any, accrued to the repurchase date, and there is a mechanism for holders to receive any excess exchange value. The indenture for the Exchangeable Notes does not contain any financial covenants.

In 2009 and 2008, we repurchased $104.6 million and $46.0 million, respectively, in aggregate principal amount of our Exchangeable Notes in privately negotiated transactions in exchange for an aggregate $47.2 million in cash and 4.3 million common shares, with a fair market value of $25.0 million, in 2009, and for $15.9 million in cash in 2008.

We terminated an equivalent notional amount of the related capped calls in 2009 and 2008. We did not repurchase any Exchangeable Notes in 2010.

We recorded gains on extinguishment of debt of $27.0 million and $27.1 million in 2009 and 2008, respectively. In connection with the repurchases, we retired an aggregate of $5.4 million and $3.0 million in 2009 and 2008, respectively, of deferred financing costs and debt discount.

As of December 31, 2010, $136.9 million in aggregate principal amount of Exchangeable Notes (excluding debt discount of $2.8 million) remained outstanding.

Interest expense related to the Exchangeable Notes was $5.5 million, $8.6 million and $11.5 million (excluding the non-cash amortization of debt discount of $1.9 million, $2.8 million and $3.5 million and the non-cash amortization of deferred financing fees of $0.7 million, $1.0 million and $1.3 million) for the years ended December 31, 2010, 2009 and 2008, respectively. The Exchangeable Notes had an effective interest rate of 5.84% for the year ended December 31, 2010, including the effect of debt discount and amortization.

2003 CREDIT FACILITY | As of December 31, 2009, the amounts borrowed under our $500.0 million 2003 Credit Facility bore interest at a rate between 0.95% and 2.00% per annum over LIBOR based on the leverage calculation contained in the 2003 Credit Facility. In October 2008, we exercised an option to extend the term of the 2003 Credit Facility to March 2010. In March 2010, the 2003 Credit Facility was replaced with the 2010 Credit Facility.

2008 TERM LOAN | In September 2008, we borrowed an aggregate of $170.0 million under a Term Loan with a stated interest rate of 2.50% above LIBOR (the "2008 Term Loan"). Also in 2008, we swapped the floating interest rate on the 2008 Term Loan balance to a weighted average effective fixed rate of 5.86%. The 2008 Term Loan was repaid and replaced by the 2010 Credit Facility.

MORTGAGE LOANS | Twenty-six mortgage loans, which are secured by 24 of our consolidated properties, are due in installments over various terms extending to the year 2020. Seventeen of the mortgage loans bear interest at a fixed rate, seven of the mortgage loans bear interest at variable rates that have been swapped to fixed rates, one mortgage loan bears interest at a variable rate, and one mortgage loan has been partially swapped to a fixed rate and partially bears interest at a variable rate.

The fixed mortgage loan balances, including mortgage loans that have been swapped to a fixed interest rate, have interest rates that range from 4.95% to 7.61% and had a weighted average interest rate of 5.81% at December 31, 2010. The variable rate mortgage loans had a weighted average interest rate of 2.81% (excluding the spread on the related debt) at December 31, 2010. The weighted average interest rate of all consolidated mortgage loans was 5.80% at December 31, 2010. Mortgage loans for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" and "Distributions in excess of partnership investments" on the consolidated balance sheets and are not included in the table below.

The following table outlines the timing of principal payments pursuant to the terms of our mortgage loans as of December 31, 2010.

(in thousands of dollars) For the Year Ending December 31,	Principal Amortization	Balloon Payments[1]	Total
2011	$ 20,746	$ 103,918	$ 124,664
2012	19,193	359,638	378,831
2013	13,889	430,773	444,662
2014	12,233	99,203	111,436
2015	11,283	270,676	281,959
2016 and thereafter	4,487	396,640	401,127
	$ 81,831	**$ 1,660,848**	**$ 1,742,679**
Debt Premium			1,569
			$ 1,744,248

(1) Due dates for certain of the balloon payments set forth in this table may be extended pursuant to the terms of the respective loan agreements. Of the balloon payments coming due in 2011, $99.0 million may be extended under extension options in the respective loan agreements; however, we might be required to repay a portion of the principal balance in order to exercise the extension options.

The estimated fair values of mortgage loans based on year-end interest rates and market conditions at December 31, 2010 and 2009 are as follows:

(in millions of dollars)	2010		2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Mortgage loans	$1,744.2	$1,699.7	$1,777.1	$1,549.6

The mortgage loans contain various customary default provisions. As of December 31, 2010, we are not in default on any of the mortgage loans.

MORTGAGE LOAN ACTIVITY | The following table presents the mortgage loans we have entered into since January 1, 2008 relating to our consolidated properties:

Financing Date	Property	Amount Financed or Extended (in millions of dollars):	Stated Rate	Hedged Rate	Maturity
2010 Activity:					
January	New River Valley Mall[1][2]	$ 30.0	LIBOR plus 4.50%	6.33%	January 2013
March	Lycoming Mall[3]	2.5	6.84% fixed	NA	June 2014
July	Valley View Mall[4]	32.0	5.95% fixed	NA	June 2020
2009 Activity:					
March	New River Valley Center[5]	16.3	LIBOR plus 3.25%	5.75%	March 2012
June	Pitney Road Plaza[5]	6.4	LIBOR plus 2.50%	NA	June 2010
June	Lycoming Mall[3]	33.0	6.84% fixed	NA	June 2014
September	Northeast Tower Center[6]	20.0	LIBOR plus 2.75%	NA	September 2011
2008 Activity:					
January	Cherry Hill Mall[7][8]	55.0	5.51% fixed	NA	October 2012
February	One Cherry Hill Plaza[1][9]	8.0	LIBOR plus 1.30%	NA	August 2011
May	Creekview Center[5]	20.0	LIBOR plus 2.15%	5.56%	June 2010
June	Christiana Center[1][10]	45.0	LIBOR plus 1.85%	5.87%	June 2011
July	Paxton Towne Centre[1][10]	54.0	LIBOR plus 2.00%	5.84%	July 2011
September	Patrick Henry Mall[11]	97.0	6.34% fixed	NA	October 2015
September	Jacksonville Mall[1][12]	56.3	LIBOR plus 2.10%	5.83%	September 2013
September	Logan Valley Mall[1][12][13]	68.0	LIBOR plus 2.10%	5.79%	September 2013
September	Wyoming Valley Mall[1][12][14]	65.0	LIBOR plus 2.25%	5.85%	September 2013
November	Francis Scott Key Mall[1]	55.0	LIBOR plus 2.35%	5.25%	December 2013
November	Viewmont Mall[1]	48.0	LIBOR plus 2.35%	5.25%	December 2013
December	Exton Square Mall[15]	70.0	7.50% fixed	NA	January 2014

(1) Interest only.

(2) The mortgage loan has a three year term and one one-year extension option. $25.0 million of the principal amount was swapped to a fixed rate of 6.33%. We made principal payments of $0.8 million and $1.2 million in May 2010 and September 2010, respectively.

(3) The mortgage loan agreement provides for a maximum loan amount of $38.0 million. The initial amount of the mortgage loan was $28.0 million. We took additional draws of $5.0 million in October 2009 and $2.5 million in March 2010. Payments are of principal and interest based on a 25 year amortization schedule, with a balloon payment in June 2014.

(4) Payments are of principal and interest based on a 30 year amortization schedule, with a balloon payment in June 2020. In connection with the mortgage loan financing, we repaid a $33.8 million mortgage loan on Valley View Mall using proceeds from the new mortgage and available working capital.

(5) In September 2010, we repaid this mortgage loan in connection with the sale of five power centers.

(6) In October 2009, we repaid the $20.0 million mortgage loan on Northeast Tower Center in connection with the sale of a controlling interest in this property.

(7) Supplemental financing with a maturity date that coincides with the existing first mortgage loan.

(8) First 24 payments are interest only followed by payments of principal and interest based on a 360-month amortization schedule.

(9) In February 2008, we entered into this mortgage loan as a result of the acquisition of Bala Cynwyd Associates, L.P. The original maturity date of the mortgage loan was August 2009, with two separate one year extension options. In June 2009, we made a principal payment of $2.4 million and exercised the first extension option. In July 2010, we made a principal payment of $0.7 million and exercised the second extension option.

(10) The mortgage loan has a term of three years and two one-year extension options. We expect to exercise the extension option in 2011; however, we might be required to repay a portion of the principal balance in order to exercise the extension option.

(11) Payments are of principal and interest based on a 25 year amortization schedule, with a balloon payment in October 2015.

(12) The mortgage loan has a term of five years and two one-year extension options.

(13) The mortgage loan bears interest at an annual rate equal to, at our election, LIBOR plus 2.10%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.

(14) The mortgage loan bears interest at an annual rate equal to, at our election, LIBOR plus 2.25%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.

(15) Payments based on a 30 year amortization schedule, with balloon payment in January 2014.

OTHER 2009 ACTIVITY | In January 2009, we repaid a $15.7 million mortgage loan on Palmer Park Mall in Easton, Pennsylvania using funds from our 2003 Credit Facility and 2008 Term Loan.

OTHER 2008 ACTIVITY | In July 2008, we repaid a $12.7 million mortgage loan on Crossroads Mall in Beckley, West Virginia using funds from our 2003 Credit Facility and available working capital.

In December 2008, we repaid a $93.0 million mortgage loan on Exton Square Mall in Exton, Pennsylvania using $70.0 million from a new mortgage loan on the property, our 2003 Credit Facility, the 2008 Term Loan and available working capital.

5. Equity Offering

In May 2010, we issued 10,350,000 common shares in a public offering at $16.25 per share. We received net proceeds from the offering of approximately $160.6 million after deducting payment of the underwriting discount of $0.69 per share and offering expenses. We used the net proceeds from this offering, plus available working capital, to repay borrowings under our 2010 Credit Facility. Specifically, we used $106.5 million of the net proceeds to repay a portion of the 2010 Term Loan and $54.2 million to repay a portion of the outstanding borrowings under the Revolving Facility. As a result of this transaction, we satisfied the requirement contained in the 2010 Credit Facility to reduce the aggregate amount of the lender Revolving Commitments and 2010 Term Loan by $100.0 million over the term of the 2010 Credit Facility.

6. Derivatives

In the normal course of business, we are exposed to financial market risks, including interest rate risk on our interest bearing liabilities. We attempt to limit these risks by following established risk management policies, procedures and strategies, including the use of financial instruments. We do not use financial instruments for trading or speculative purposes.

CASH FLOW HEDGES OF INTEREST RATE RISK | Our outstanding derivatives have been designated under accounting requirements as cash flow hedges. The effective portion of changes in the fair value of derivatives designated as, and that qualify as, cash flow hedges is recorded in "Accumulated other comprehensive loss" and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. To the extent these instruments are ineffective as cash flow hedges, changes in the fair value of these instruments are recorded in "Interest expense, net." We recognize all derivatives at fair value as either assets or liabilities in the accompanying consolidated balance sheets. Our derivative assets and liabilities are recorded in "Fair value of derivative instruments."

In 2008, we recorded a gain due to hedge ineffectiveness of $46,000 and a net loss of $358,000 due to a change in estimates. Also, for several of these swaps, the result of this change in estimates was that the swaps were no longer designated as cash flow hedges since they no longer met the requirements for hedge accounting. We recorded a net gain of $2.4 million in 2008 in connection with these swaps. The net gain represented the change in the fair market value of the swaps from the date of de-designation to the date when the swaps were either settled or redesignated. During the years ended December 31, 2010 and 2009, we recorded no amounts associated with hedge ineffectiveness in earnings.

Amounts reported in "Accumulated other comprehensive loss" that are related to derivatives will be reclassified to "Interest expense, net" as interest payments are made on our corresponding debt. During the next twelve months, we estimate that $16.3 million will be reclassified as an increase to interest expense in connection with derivatives.

INTEREST RATE SWAPS AND CAP | As of December 31, 2010, we had entered into 11 interest rate swap agreements and one cap agreement that have a weighted average rate of 2.41% (excluding the spread on related debt) on a notional amount of $732.6 million maturing on various dates through November 2013, and two forward starting interest rate swap agreements that have a weighted average rate of 2.37% (excluding the spread on related debt) on a notional amount of $200.0 million maturing on various dates through March 2013. Five interest rate swap agreements that were outstanding as of December 31, 2009 were settled in the year ended December 31, 2010.

We entered into these interest rate swap agreements and the cap agreement in order to hedge the interest payments associated with the 2010 Credit Facility and our issuances of variable interest rate long-term debt. We assessed the effectiveness of these interest rate swap agreements and cap agreement as hedges at inception and on a quarterly basis. On December 31, 2010, we considered these swap agreements and cap agreement to be highly effective as cash flow hedges. The interest rate swap agreements and cap agreement are net settled monthly.

During the year ended December 31, 2008, we cash settled all of our forward-starting interest rate swaps with an aggregate notional amount of $400.0 million. We paid an aggregate of $16.5 million in cash to settle these swaps. The swaps were settled in anticipation of our issuance of long-term debt. Accumulated other comprehensive loss as of December 31, 2010 includes a net loss of $11.9 million relating to forward-starting swaps that we cash settled that are being amortized over 10 year periods commencing on the closing dates of the debt instruments that are associated with these settled swaps.

The following table summarizes the terms and estimated fair values of our interest rate swap, cap and forward starting swap derivative instruments at December 31, 2010 and December 31, 2009. The notional amounts provide an indication of the extent of our involvement in these instruments, but do not represent exposure to credit, interest rate or market risks. The fair values of our derivative instruments are recorded in "Fair value of derivative instruments" on our balance sheet.

Notional Value	Fair Value at December 31, 2010[1]	Fair Value at December 31, 2009[1]	Interest Rate[2]	Effective Date	Maturity Date
Interest Rate Swaps					
$25.0 million	N/A	$ (0.2) million	2.86%		March 20, 2010
75.0 million	N/A	(0.4) million	2.83%		March 20, 2010
30.0 million	N/A	(0.2) million	2.79%		March 20, 2010
40.0 million	N/A	(0.2) million	2.65%		March 22, 2010
20.0 million	N/A	(0.2) million	3.41%		June 1, 2010
200.0 million	$ (0.2) million	N/A	0.61%		April 1, 2011
45.0 million	(0.8) million	(1.9) million	4.02%		June 19, 2011
54.0 million	(1.1) million	(2.2) million	3.84%		July 25, 2011
25.0 million	(0.5) million	N/A	1.83%		December 31, 2012
60.0 million	(1.2) million	N/A	1.74%		March 11, 2013
40.0 million	(0.8) million	N/A	1.82%		March 11, 2013
65.0 million	(4.2) million	(2.5) million	3.60%		September 9, 2013
68.0 million	(4.5) million	(2.8) million	3.69%		September 9, 2013
56.3 million	(3.8) million	(2.4) million	3.73%		September 9, 2013
55.0 million	(2.6) million	(0.9) million	2.90%		November 29, 2013
48.0 million	(2.3) million	(0.7) million	2.90%		November 29, 2013
Interest Rate Cap					
16.3 million	(0.0) million	N/A	2.50%		April 2, 2012
Forward Starting Interest Rate Swaps					
200.0 million	(2.5) million	N/A	1.78%	April 1, 2011	April 2, 2012
200.0 million	(2.7) million	N/A	2.96%	April 2, 2012	March 11, 2013
	$ (27.2) million	**$ (14.6) million**			

(1) As of December 31, 2010 and December 31, 2009, derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy. As of December 31, 2010 and December 31, 2009, we do not have any significant recurring fair value measurements using significant unobservable inputs (Level 3).
(2) Interest rate does not include the spread on the designated debt.

The table below presents the effect of our derivative financial instruments on our consolidated statement of operations as of December 31, 2010 and December 31, 2009.

	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009	Statement of Operations location
Derivatives in cash flow hedging relationships:			
Interest rate products			
Loss recognized in Other Comprehensive Income (Loss) on derivatives	$ (28.9) million	$ (2.5) million	N/A
Loss reclassified from Accumulated Other Comprehensive Income (Loss) into income (effective portion)	$ 18.5 million	$ 18.6 million	Interest Expense
Gain (loss) recognized in income on derivatives (ineffective portion and amount excluded from effectiveness testing)	$ —	$ —	Interest Expense

CREDIT-RISK-RELATED CONTINGENT FEATURES | We have agreements with some of our derivative counterparties that contain a provision pursuant to which, if our entity that originated such derivative instruments defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then we could also be declared in default on our derivative obligations. As of December 31, 2010, we were not in default on any of our derivative obligations.

We have an agreement with a derivative counterparty that incorporates the loan covenant provisions of our loan agreement with a lender affiliated with the derivative counterparty. Failure to comply with the loan covenant provisions would result in us being in default on any derivative instrument obligations covered by the agreement.

As of December 31, 2010, the fair value of derivatives in a net liability position, which excludes accrued interest but includes any adjustment for nonperformance risk related to these agreements, was $27.2 million. If we had breached any of the default provisions in these agreements as of December 31, 2010, we might have been required to settle our obligations under the agreements at their termination value (including accrued interest) of $30.2 million. We have not breached any of the provisions as of December 31, 2010.

7. Benefit Plans

401(K) PLAN | We maintain a 401(k) Plan (the "401(k) Plan") in which substantially all of our employees are eligible to participate. The 401(k) Plan permits eligible participants, as defined in the 401(k) Plan agreement, to defer up to 15% of their compensation, and we, at our discretion, may match a specified percentage of the employees' contributions. Our and our employees' contributions are fully vested, as defined in the 401(k) Plan agreement. Our contributions to the 401(k) Plan were $1.0 million for each of the years ended December 31, 2010, 2009 and 2008.

SUPPLEMENTAL RETIREMENT PLANS | We maintain Supplemental Retirement Plans (the "Supplemental Plans") covering certain senior management employees. Expenses under the provisions of the Supplemental Plans were $0.7 million, $0.6 million and $0.6 million for the years ended December 31, 2010, 2009 and 2008, respectively.

EMPLOYEE SHARE PURCHASE PLANS | We maintain a share purchase plan through which our employees may purchase common shares at a 15% discount to the fair market value (as defined therein). In the years ended December 31, 2010, 2009 and 2008, approximately 46,000, 102,000 and 45,000 shares, respectively, were purchased for total consideration of $0.4 million, $0.4 million and $0.7 million. We recorded expense of $0.2 million, $0.1 million and $0.1 million in the years ended December 31, 2010, 2009 and 2008, respectively, related to the share purchase plans.

PERFORMANCE INCENTIVE UNIT PROGRAM | In 2009, we made awards of Performance Incentive Units ("PIUs") that are subject to market based vesting. The PIUs vest in equal installments over a three year period if specified total return to shareholders goals (as defined in the PIU plan) established at the time of the award are met each year. Payments under the PIU program, if any, will be made in cash. The amount of the payment is variable based upon the total return to our shareholders relative to the total return achieved for an index of real estate investment trusts, as defined in the PIU plan. We record compensation expense for the PIU program pro rata over the vesting period based on estimates of future cash payments under the plan. We issued 221,022 PIUs in 2009 with an initial value of $0.8 million, and recorded compensation expense relating to these awards of $0.8 million and $0.4 million for the years ended December 31, 2010 and 2009, respectively.

8. Share Based Compensation

SHARE BASED COMPENSATION PLANS | As of December 31, 2010, there were two share based compensation plans under which we continue to make awards: our Amended and Restated 2003 Equity Incentive Plan, which was approved by our shareholders in 2010, and our 2008 Restricted Share Plan for Non-Employee Trustees, which was approved by our shareholders in 2007. Previously, we maintained five other plans pursuant to which we granted awards of restricted shares or options. Certain restricted shares and certain options granted under these previous plans remain subject to restrictions or remain outstanding and exercisable, respectively. In addition, we previously maintained a plan pursuant to which we granted options to our non-employee trustees.

We recognize expense on share based payments to employees and trustees by valuing all share based payments at their fair value on the date of grant, and by expensing them over the applicable vesting period.

For the years ended December 31, 2010, 2009 and 2008, we recorded aggregate compensation expense for share based awards of $8.1 million, $7.7 million and $9.4 million, respectively, in connection with the equity programs described below. There was no income tax benefit recognized in the income statement for share based compensation arrangements. We capitalized compensation costs related to share based awards of $0.1 million in 2010, $0.3 million in 2009, and $0.4 million in 2008.

2003 EQUITY INCENTIVE PLAN | Subject to any future adjustments for share splits and similar events, the total remaining number of common shares that may be issued to employees or trustees under our Amended and Restated 2003 Equity Incentive Plan (the "2003 Equity Incentive Plan") (pursuant to options, restricted shares or otherwise) was 1,245,082 as of December 31, 2010. Other than a portion of the 2010 annual awards to trustees, the share based awards described below in this section were all made under the 2003 Equity Incentive Plan.

RESTRICTED SHARES | In 2010, 2009 and 2008, we made grants of restricted shares subject to time based vesting. The aggregate fair value of the restricted shares that we granted to our employees in 2010, 2009 and 2008 was $5.5 million, $2.9 million and $5.0 million, respectively. As of December 31, 2010, there was $7.4 million of total unrecognized compensation cost related to unvested share based compensation arrangements granted under the 2003 Equity Incentive Plan. The cost is expected to be recognized over a weighted average period of 0.8 years. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 was $5.2 million, $5.4 million and $4.4 million, respectively.

A summary of the status of our unvested restricted shares as of December 31, 2010 and changes during the year ended December 31, 2010 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2008	477,413	$ 37.18
Shares granted	204,285	25.75
Shares vested	(119,448)	39.87
Shares forfeited	(29,320)	31.99
Unvested at December 31, 2008	**532,930**	**35.62**
Shares granted	777,274	3.85
Shares vested	(167,396)	34.05
Shares forfeited	(65,328)	35.82
Unvested at December 31, 2009	**1,077,480**	**12.93**
Shares granted	519,086	11.68
Shares vested	(389,783)	14.07
Shares forfeited	(47,034)	27.46
Unvested at December 31, 2010	**1,159,749**	**$ 11.39**

RESTRICTED SHARES SUBJECT TO MARKET BASED VESTING | In 2005, we granted 67,147 restricted shares that were subject to market based vesting. These restricted shares would have vested in equal installments over a five-year period if specified total return to shareholders goals established at the time of the grant were met in each year. If the goal was not met in any year, the awards provided for excess amounts of total return to shareholders in a prior or subsequent year to be carried forward or carried back to the year in which the goals were not met. Of these shares, 10,056 shares were previously issued and 2,450 were forfeited in connection with employee severance arrangements. We met the return criteria for the portion relating to 2009, and thus 10,927 shares vested in February 2010. Because the vesting of the market based restricted shares granted in 2005 relating to the years 2005-2008 depended upon the achievement of certain total return to shareholders goals by December 31, 2009, and because the Company did not meet these objectives by that date, the remaining 43,714 shares granted in 2005 were forfeited in 2010 upon the formal determination by the compensation committee of our Board of Trustees in accordance with the terms of the 2003 Equity Incentive Plan. Recipients were entitled to receive an amount equal to the dividends on the shares prior to vesting. The grant date fair value of these awards was determined using a Monte Carlo simulation probabilistic valuation model and was $29.00 for 2005. For purposes of the simulation, we assumed an expected quarterly total return to shareholders of a specified index of real estate investment trusts of 2.2%, a standard deviation of 6.4%, and a 0.92 correlation of our total return to shareholders to that of the specified index of real estate investment trusts for the 2005 awards. Compensation cost relating to these market based vesting awards was recorded ratably over the five-year period. We recorded $0.4 million and $0.6 million of compensation expense related to market based restricted shares for the years ended December 31, 2009 and 2008, respectively.

RESTRICTED SHARES SUBJECT TO TIME BASED VESTING | We make grants of restricted shares subject to time based vesting. The awarded shares vest over periods of two to five years, typically in equal annual installments, as long as the recipient is our employee on the vesting date. For all grantees, the shares generally vest immediately upon death or disability. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. We granted a total of 476,750, 757,273 and 195,285 restricted shares subject to time based vesting to our employees in 2010, 2009 and 2008, respectively. The weighted average grant date fair values of time based restricted shares, which were determined based on the average of the high and low sales price of a common share on the date of grant, was $11.61 per share in 2010, $3.81 per share in 2009 and $25.74 per share in 2008. Compensation cost relating to time based restricted shares awards is recorded ratably over the respective vesting periods. We recorded $5.4 million, $5.0 million and $5.1 million of compensation expense related to time based restricted shares for the years ended December 31, 2010, 2009 and 2008, respectively.

We will record future compensation expense in connection with the vesting of existing time based restricted share awards as follows:

(in thousands of dollars) For the Year Ending December 31,	Future Compensation Expense
2011	$ 4,922
2012	2,181
2013	326
Total	**$ 7,429**

RESTRICTED SHARE UNIT PROGRAM | In 2010 and 2008, our Board of Trustees established the 2010-2012 RSU Program and the 2008-2010 RSU Program, respectively (the "RSU Programs"). Under the RSU Programs, we may make awards in the form of market based performance-contingent restricted share units, or RSUs. The RSUs represent the right to earn common shares in the future depending on our performance in terms of total return to shareholders (as defined in the RSU Programs) for the three year periods ending December 31, 2012 and 2010 (each, a "Measurement Period") relative to the total return to shareholders, as defined, for the applicable Measurement Period of companies comprising an index of real estate investment trusts (the "Index REITs"). Dividends are deemed credited to the participants' RSU accounts and are applied to "acquire" more RSUs for the account of the participants at the 20-day average price per common share ending on the dividend payment date. If earned, awards will be paid in common shares in an amount equal to the applicable percentage of the number of RSUs in the participant's account at the end of the applicable Measurement Period. Because the awards under the 2008-2010 RSU Program were to be earned depending on the achievement of certain total return to shareholders goals by December 31, 2010, and because the Company did not meet these objectives by that date, the RSUs granted to participants in 2008 were forfeited in 2011 upon the formal determination by the Compensation Committee of our Board of Trustees in accordance with the terms of the 2003 Equity Incentive Plan.

The aggregate fair values of the RSU awards in 2010 and 2008 were determined using a Monte Carlo simulation probabilistic valuation model and were $4.7 million ($14.87 per share) and $2.6 million ($21.68 per share), respectively. For purposes of the 2010 simulation, we assumed volatility of 93.5%, a risk-free interest rate of 1.50%, and a stock beta of 1.266 compared to the Dow Jones US Real Estate Index. For purposes of the 2008 simulation, we assumed volatility of 26.3%, a risk-free interest rate of 2.43%, and a stock beta of 0.973 compared to the Dow Jones US Real Estate Index.

Compensation cost relating to the RSU awards is expensed ratably over the applicable three year vesting period. We granted a total of 317,749 RSUs in 2010 and 122,113 RSUs in 2008. However, as described above, recipients of RSUs only earn common shares if our total return to shareholders for the applicable Measurement Period exceeds certain percentiles of the Index REITs, and as such, none of the RSUs granted under the 2008-2010 RSU Program were earned as of December 31, 2010. We recorded $2.4 million, $2.1 million and $2.6 million of compensation expense related to the RSU Programs for the years ended December 31, 2010, 2009 and 2008, respectively. We will record future compensation expense related to the existing awards under the 2010-2012 RSU Program as follows:

(in thousands of dollars) For the Year Ending December 31,	Future Compensation Expense
2011	$ 1,806
2012	1,685
Total	**$ 3,491**

SERVICE AWARDS | In 2010, 2009 and 2008, we issued 2,075, 1,725 and 1,275 shares, respectively, without restrictions to non-officer employees as service awards. The aggregate fair value of the awards of $26,000, $8,000 and $25,000 in each of the years ended December 31, 2010, 2009 and 2008, respectively, was determined based on the average of the high and low share price on the grant date and recorded as compensation expense.

RESTRICTED SHARES AWARDED TO NON-EMPLOYEE TRUSTEES | As part of the compensation we pay to our non-employee trustees for their service, we award restricted shares subject to time based vesting. The 2008 Restricted Share Plan for Non-Employee Trustees approved in 2007 provides for the granting of a number of restricted share awards to our non-employee trustees. The Amended and Restated 2003 Equity Incentive Plan approved in 2010 also provides for the granting of restricted share awards to our non-employee trustees. In 2010, a portion of these annual awards was made under the 2008 Restricted Share Plan for Non-Employee Trustees, and a portion was made under the 2003 Equity Incentive Plan. In 2009 and 2008, these awards were made only under the 2008 Restricted Share Plan for Non-Employee Trustees. The aggregate fair value of the restricted shares that we granted under both plans to our non-employee trustees in 2010, 2009 and 2008 was $0.5 million, $0.1 million and $0.2 million, respectively. We recorded $0.2 million, $0.2 million and $0.3 million of compensation expense related to time based vesting of non-employee trustee restricted share awards in 2010, 2009 and 2008, respectively. As of December 31, 2010, there was $0.5 million of total unrecognized compensation cost related to unvested restricted share grants to non-employee trustees. The cost is expected to be recognized over a weighted average period of 1.1 years. The total fair value of shares granted to non-employee trustees that vested was $0.3 million, $0.3 million and $0.4 million in the years ended December 31, 2010, 2009 and 2008, respectively. There were 13,000 shares available for grant to non-employee trustees at December 31, 2010 under the 2008 Restricted Share Plan for Non-Employee Trustees. We will record future compensation expense in connection with the vesting of existing non-employee trustee restricted share awards as follows:

(in thousands of dollars) For the Year ending December 31,	Future Compensation Expense
2011	$ 212
2012	191
2013	64
Total	**$ 467**

OPTIONS OUTSTANDING I Options are typically granted with an exercise price equal to the fair market value of the underlying shares on the date of the grant. The options vest and are exercisable over periods determined by us, but in no event later than ten years from the grant date. We have six plans under which we have historically granted options. We have not granted any options to our employees since 2003, and, since that date, have only made option grants to non-employee trustees on the date they became trustees in accordance with past practice. No options were granted in 2010 or 2008. In 2009, we granted 5,000 options to a non-employee trustee. No options were exercised in 2010 or 2009. Cash received from options exercised in 2008 was $0.6 million. The total intrinsic value of stock options exercised for the year ended December 31, 2008 was $46,000. The following table presents the changes in the number of options outstanding from January 1, 2008 through December 31, 2010:

	Weighted Average Exercise Price/Total	2003 Equity Incentive Plan	1999 Equity Incentive Plan	1998 Stock Option Plan	1990 Non-Employee Trustee Plan
Options outstanding at January 1, 2008	**175,843**	**12,293**	**100,000**	**25,550**	**38,000**
Options exercised	$ 23.85	—	—	(25,550)	—
Options forfeited	$ 24.50	—	—	—	(1,000)
Options outstanding at December 31, 2008	**149,293**	**12,293**	**100,000**	**—**	**37,000**
Options granted	$ 5.41	5,000	—	—	—
Options exercised	—	—	—	—	—
Options forfeited	$ 20.00	—	—	—	(2,000)
Options outstanding at December 31, 2009	**152,293**	**17,293**	**100,000**	**—**	**35,000**
Options granted	—	—	—	—	—
Options exercised	—	—	—	—	—
Options forfeited	$ 17.78	—	(100,000)	—	(7,500)
Options outstanding at December 31, 2010[(1)]	**44,793**	**17,293**	**—**	**—**	**27,500**
Outstanding exercisable and unexercisable options					
Average exercise price per share	$ 26.75	$ 25.06	$ —	$ —	$ 27.80
Aggregate exercise price[(2)]	$ 1,198	$ 433	$ —	$ —	$ 765
Intrinsic value of options outstanding	$ —	$ —	$ —	$ —	$ —
Outstanding exercisable options					
Options	41,043	13,543	—	—	27,500
Average exercise price per share	$ 28.69	$ 30.50	$ —	$ —	$ 27.80
Aggregate exercise price[(2)]	$ 1,178	$ 413	$ —	$ —	$ 765
Intrinsic value of options outstanding	$ —	$ —	$ —	$ —	$ —

(1) The weighted average remaining contractual life of these options is 2.99 years (weighted average exercise price of $26.75 per share and an aggregate exercise price of $1.2 million) were outstanding.
(2) Amounts in thousands of dollars.

The following table summarizes information relating to all options outstanding as of December 31, 2010:

	Options Outstanding as of December 31, 2010		Options Exercisable as of December 31, 2010		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (years)
$5.00-$12.99	5,000	$ 5.41	1,250	$ 5.41	8.4
$13.00-$18.99	1,003	$ 14.46	1,003	$ 14.46	0.5
$19.00-$28.99	18,790	$ 23.63	18,790	$ 23.63	1.0
$29.00-$38.99	20,000	$ 35.62	20,000	$ 35.62	3.6

9. Leases

AS LESSOR | Our retail properties are leased to tenants under operating leases with various expiration dates ranging through 2099. Future minimum rent under noncancelable operating leases with terms greater than one year is as follows:

(in thousands of dollars) For the Year Ending December 31,	
2011	$ 259,042
2012	217,774
2013	192,179
2014	171,122
2015	151,882
2016 and thereafter	479,440
	$ 1,471,439

The total future minimum rent as presented does not include amounts that may be received as tenant reimbursements for certain operating costs or contingent amounts that may be received as percentage rent.

AS LESSEE | Assets recorded under capital leases, primarily office and mall equipment, are capitalized using interest rates appropriate at the inception of each lease. We also have operating leases for our corporate office space (see note 10) and for various computer, office and mall equipment. Furthermore, we are the lessee under third-party ground leases for portions of the land at seven of our properties (Crossroads Mall, Voorhees Town Center, Exton Square Mall, The Gallery at Market East, Orlando Fashion Square, Plymouth Meeting Mall and Uniontown Mall). Total amounts expensed relating to leases were $4.2 million, $4.9 million, and $5.0 million for each of the years ended December 31, 2010, 2009 and 2008, respectively. We account for ground rent and capital lease expense on a straight line basis. Minimum future lease payments due in each of the next five years and thereafter are as follows:

(in thousands of dollars) For the Year Ending December 31,	Operating Leases	Ground Leases
2011	$ 2,270	$ 940
2012	2,049	800
2013	1,784	663
2014	1,360	684
2015	28	684
2016 and thereafter	—	47,191
	$ 7,491	$ 50,962

We had assets of $0.1 million and $0.2 million (net of accumulated depreciation of $3.6 million and $3.5 million, respectively) recorded under capital leases as of December 31, 2010 and 2009, respectively.

10. Related Party Transactions

GENERAL | We provide management, leasing and development services for eight properties owned by partnerships and other entities in which certain of our officers or trustees or members of their immediate families and affiliated entities have indirect ownership interests. Total revenue earned by PRI for such services was $1.0 million, $0.9 million and $1.1 million for the years ended December 31, 2010, 2009 and 2008, respectively.

We lease our principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain of our officers and trustees have an interest. Total rent expense under this lease was $1.7 million, $1.6 million and $1.6 million for the years ended December 31, 2010, 2009 and 2008, respectively. Ronald Rubin, our Chairman and Chief Executive Officer, and George F. Rubin, our Vice Chairman, collectively with members of their immediate families and affiliated entities, own approximately a 50% interest in the Landlord. The office lease has a 10 year term that commenced on November 1, 2004. We have the option to renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. In addition, we have the right on one occasion at any time during the seventh lease year (February 2011 to February 2012) to terminate the office lease upon the satisfaction of certain conditions. Effective June 1, 2004, our base rent was $1.4 million per year during the first five years of the office lease and is $1.5 million per year during the second five years.

We have used an airplane in which Ronald Rubin owns a fractional interest. We did not incur any expenses in 2010 or 2009 for this service. We paid $174,000 in the year ended December 31, 2008 for flight time used by employees exclusively for Company-related business.

As of December 31, 2010, nine officers of the Company had employment agreements with terms of one year that renew automatically for additional one-year terms. These employment agreements provided for aggregate base compensation for the year ended December 31, 2010 of $3.5 million, subject to increases as approved by the Compensation Committee of our Board of Trustees in future years, as well as additional incentive compensation.

See "Tax Protection Agreements" in note 11.

BALA CYNWYD ASSOCIATES, L.P. | In January 2008, PREIT, PREIT Associates and another subsidiary of PREIT entered into a Contribution Agreement with Bala Cynwyd Associates, L.P. ("BCA"), City Line Associates ("CLA"), Ronald Rubin, George F. Rubin, Joseph F. Coradino, (all officers and trustees of our Company) and two other individuals to acquire all of the partnership interests in BCA. BCA had also entered into a tax deferred exchange agreement with the owners of One Cherry Hill Plaza, an office building located within the boundaries of PREIT's Cherry Hill Mall (the "Office Building"), to acquire title to the Office Building in exchange for an office building located in Bala Cynwyd, Pennsylvania owned by BCA, as further described in note 2. In September 2010, we completed the third and final closing with respect to this transaction.

Ronald Rubin, George F. Rubin, Joseph F. Coradino and two other individuals owned 100% of CLA, which in turn directly or indirectly owned 100% of BCA immediately prior to the initial closing. Each of Ronald Rubin and George F. Rubin owned 40.53% of the partnership interests in CLA, and Joseph F. Coradino owned 3.16% of the partnership interests.

In accordance with our related party transactions policy, a special committee consisting exclusively of independent members of our Board of Trustees considered and approved the terms of the transaction. The approval was subject to final approval by our Board of Trustees, and the disinterested members of our Board of Trustees approved the transaction.

11. Commitments and Contingencies

DEVELOPMENT AND REDEVELOPMENT ACTIVITIES I In connection with our remaining redevelopment project at Voorhees Town Center and capital improvements projects at certain other properties, we have made contractual and other commitments on these projects in the form of tenant allowances, lease termination fees and contracts with general contractors and other professional service providers. As of December 31, 2010, the unaccrued remainder to be paid against these contractual and other commitments was $6.6 million, which is expected to be financed through our Revolving Facility, operating cash flows or through various other capital sources.

LEGAL ACTIONS I In the normal course of business, we have and may become involved in legal actions relating to the ownership and operation of our properties and the properties we manage for third parties. In management's opinion, the resolutions of any such pending legal actions are not expected to have a material adverse effect on our consolidated financial position or results of operations.

ENVIRONMENTAL I We are aware of certain environmental matters at some of our properties, including ground water contamination and the presence of asbestos containing materials. We have, in the past, performed remediation of such environmental matters, and are not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. We do not expect these matters to have any significant impact on our liquidity or results of operations. However, we can provide no assurance that the amounts reserved will be adequate to cover further environmental costs. We have insurance coverage for certain environmental claims up to $10.0 million per occurrence and up to $20.0 million in the aggregate.

TAX PROTECTION AGREEMENTS I As part of the BCA transaction, we agreed to indemnify certain of the owners of CLA, including Ronald Rubin, George Rubin and Joseph Coradino, from and against certain tax liabilities resulting from a sale of the office building that was involved in the BCA transaction during the eight years following the initial closing.

We have agreed to provide tax protection related to the acquisition of Cumberland Mall Associates in 2005 and New Castle Associates in 2003 and 2004 to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George F. Rubin are beneficiaries of these tax protection agreements.

We did not enter into any other guarantees or tax protection agreements in connection with its merger, acquisition or disposition activities in 2010, 2009 or 2008.

12. Tenant Receivables

In March 2010, Boscov's, Inc. repaid its $10.0 million note payable to us that was originated in 2008.

13. Historic Tax Credits

In September 2009, we closed a transaction with a counterparty (the "Counterparty") related to the historic rehabilitation of an office building located at 801 Market Street in Philadelphia, Pennsylvania (the "Project"). The Counterparty agreed to contribute approximately $10.6 million of equity to the Project, and paid $10.1 million of that amount in cash contemporaneously with the closing of the transaction, which was recorded in "Noncontrolling interest." The remaining funds will be advanced subject to our achievement of certain conditions. In exchange for its contributions into the Project, the Counterparty received substantially all of the historic rehabilitation tax credits associated with the Project as a distribution. The Counterparty does not have a material interest in the underlying economics of the Project. The transaction also includes a put/call option whereby we may be obligated or entitled to repurchase the Counterparty's ownership interest in the Project at a stated value of $1.6 million. We believe that the put option will be exercised by the Counterparty, and an amount attributed to that option is included in the recorded balance of "Noncontrolling interest."

Based on the contractual arrangements that obligate us to deliver tax credits and provide other guarantees to the Counterparty and that entitle us, through fee arrangements, to receive substantially all available cash flow from the Project, we concluded that the Project should be consolidated. We also concluded that capital contributions received from the Counterparty are, in substance, consideration that we received in exchange for the put option and our obligation to deliver tax credits to the Counterparty. The Counterparty's contributions, other than the amounts allocated to the put option, are classified as "Noncontrolling interest" and recognized as "Interest and other income" in the consolidated financial statements as our obligation to deliver tax credits is relieved.

The tax credits are subject to a five year credit recapture period, as defined in the Internal Revenue Code, beginning one year after the completion of the Project in August 2009. Our obligation to the Counterparty with respect to the tax credits is ratably relieved annually each August, upon the expiration of each portion of the recapture period. In August 2010, the first recapture period expired and we recognized $1.7 million of the contribution received from the Counterparty as "Interest and other income" in the consolidated statements of operations.

14. Summary of Quarterly Results (Unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2010 and 2009:

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2010				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[2]	Total
Revenue from continuing operations	$ 112,458	$ 108,298	$ 112,655	$ 122,230	$ 455,641
Revenue from discontinued operations	3,194	3,154	3,149	—	9,497
Income from discontinued operations[1]	521	600	19,586	(56)	20,651
Net loss[1]	(18,503)	(23,650)	(3,672)	(8,538)	(54,363)
Net loss attributable to PREIT[1]	(17,625)	(22,686)	(3,585)	(8,031)	(51,927)
Income from discontinued operations per share – basic	0.01	0.01	0.35	0.00	0.39
Income from discontinued operations per share – diluted	0.01	0.01	0.35	0.00	0.39
Net loss per share – basic	(0.41)	(0.45)	(0.07)	(0.15)	(1.04)
Net loss per share – diluted	(0.41)	(0.45)	(0.07)	(0.15)	(1.04)

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2009				
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[2]	Total
Revenue from continuing operations	$ 108,626	$ 109,534	$ 109,568	$ 123,578	$ 451,306
Revenue from discontinued operations	4,287	4,303	4,379	3,478	16,447
Income from discontinued operations[1]	1,264	1,214	4,608	6,690	13,776
Gain on extinguishment of debt	1,272	8,532	4,167	13,076	27,047
Impairment of assets	—	—	—	(74,254)	(74,254)
Gains on sales of interests in real estate	—	1,654	—	2,657	4,311
Net loss[1]	(11,524)	(4,217)	(10,118)	(64,232)	(90,091)
Net loss attributable to PREIT[1]	(10,982)	(4,021)	(9,641)	(61,094)	(85,738)
Income from discontinued operations per share – basic	0.03	0.03	0.10	0.15	0.32
Income from discontinued operations per share – diluted	0.03	0.03	0.10	0.15	0.32
Net loss per share – basic	(0.28)	(0.11)	(0.23)	(1.41)	(2.11)
Net loss per share – diluted	(0.28)	(0.11)	(0.23)	(1.41)	(2.11)

(1) Includes gains on sales of discontinued operations of approximately $19.2 million (before noncontrolling interest) (3rd Quarter 2010) and $3.4 million (before noncontrolling interest) (3rd Quarter 2009) and $6.1 million (before noncontrolling interest) (4th Quarter 2009).

(2) Fourth Quarter revenue includes a significant portion of annual percentage rent as most percentage rent minimum sales levels are met in the fourth quarter.

Management's Report on Internal Control Over Financial Reporting

Management of Pennsylvania Real Estate Investment Trust ("us" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the rules of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and the dispositions of assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and trustees; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, we have concluded that, as of December 31, 2010, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. KPMG has issued a report on the effectiveness of internal control over financial reporting that is included on page 38 in this report.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania business trust) and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2011 expressed an unqualified opinion on the effectiveness of Pennsylvania Real Estate Investment Trust's internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
March 1, 2011

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pennsylvania Real Estate Investment Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pennsylvania Real Estate Investment Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 1, 2011 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 1, 2011

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

Overview

Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity REITs in the United States, has a primary investment focus on retail shopping malls and strip and power centers located in the eastern half of the United States, primarily in the Mid-Atlantic region. Our portfolio currently consists of a total of 49 properties in 13 states, including 38 shopping malls, eight strip and power centers and three development properties. The operating retail properties have a total of approximately 33.2 million square feet. The operating retail properties that we consolidate for financial reporting purposes have a total of approximately 28.7 million square feet, of which we own approximately 23.0 million square feet. The operating retail properties that are owned by unconsolidated partnerships with third parties have a total of approximately 4.5 million square feet, of which 2.9 million square feet are owned by such partnerships. The development portion of our portfolio contains three properties in two states, with two classified as "mixed use" (a combination of retail and other uses) and one classified as "other."

Our primary business is owning and operating shopping malls and strip and power centers, which we primarily do through our operating partnership, PREIT Associates, L.P. ("PREIT Associates"). We provide management, leasing and real estate development services through PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that we consolidate for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally develops and manages properties that we do not consolidate for financial reporting purposes, including properties we own interests in through partnerships with third parties and properties that are owned by third parties in which we do not have an interest. PRI is a taxable REIT subsidiary, as defined by federal tax laws, which means that it is able to offer an expanded menu of services to tenants without jeopardizing our continuing qualification as a REIT under federal tax law.

Our revenue consists primarily of fixed rental income, additional rent in the form of expense reimbursements, and percentage rent (rent that is based on a percentage of our tenants' sales or a percentage of sales in excess of thresholds that are specified in the leases) derived from our income producing retail properties. We also receive income from our real estate partnership investments and from the management and leasing services PRI provides.

Our net loss decreased by $35.7 million to a net loss of $54.4 million for the year ended December 31, 2010 from a net loss of $90.1 million for the year ended December 31, 2009. The decrease in the loss was affected in 2010 by gains on sales of discontinued operations, and the loss in 2009 reflected impairment of assets, gains on sales of discontinued operations, a gain on the sale of real estate assets and a gain on extinguishment of debt.

We evaluate operating results and allocate resources on a property-by-property basis, and do not distinguish or evaluate our consolidated operations on a geographic basis. No individual property constitutes more than 10% of our consolidated revenue or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of our properties and the nature of our tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of our consolidated revenue, and none of our properties are located outside the United States.

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates. We are the sole general partner of PREIT Associates and, as of December 31, 2010, held a 96.0% controlling interest in PREIT Associates. We consolidate PREIT Associates for financial reporting purposes. We hold our investments in seven of the 46 retail properties and one of the three development properties in our portfolio through unconsolidated partnerships with third parties in which we own a 40% to 50% interest. We hold a non-controlling interest in each unconsolidated partnership, and account for such partnerships using the equity method of accounting. We do not control any of these equity method investees for the following reasons:

- Except for two properties that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are generally in proportion to the ownership percentages of each partner.

We record the earnings from the unconsolidated partnerships using the equity method of accounting under the income statement caption entitled "Equity in income of partnerships," rather than consolidating the results of the unconsolidated partnerships with our results. Changes in our investments in these entities are recorded in the balance sheet caption entitled "Investment in partnerships, at equity." In the case of deficit investment balances, such amounts are recorded in "Distributions in excess of partnership investments."

We hold our interest in three of our unconsolidated partnerships through tenancy in common arrangements. For each of these properties, title is held by us and another person or persons, and each has an undivided interest in the property. With respect to each of the three properties, under the applicable agreements between us and the other persons with ownership interests, we and such other persons have joint control because decisions regarding matters such as the sale, refinancing, expansion or rehabilitation of the property require the approval of both us and the other person (or at least one of the other persons) owning an interest in the property. Hence, we account for each of the properties using the equity method of accounting. The balance sheet items arising from these properties appear under the caption "Investments in partnerships, at equity." The income statement items arising from these properties appear in "Equity in income of partnerships."

For further information regarding our unconsolidated partnerships, see note 3 to our consolidated financial statements.

CURRENT ECONOMIC AND CAPITAL MARKET CONDITIONS, OUR LEVERAGE AND OUR NEAR TERM CAPITAL NEEDS | The conditions in the economy and the disruptions in the financial markets have reduced business and consumer confidence and negatively affected employment and consumer spending on retail goods. As a result, the sales and profit performance of retailers in general has decreased, sales at our properties in particular have decreased, and we have experienced delays or deferred decisions regarding the openings of new retail stores and lease renewals. We continue to adjust our plans and actions to take into account the current environment.

In addition, credit markets have experienced significant dislocations and liquidity disruptions. These circumstances have materially affected liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the limited availability or unavailability of certain types of debt financing.

The conditions in the market for debt capital and commercial mortgage loans, including the commercial mortgage backed securities market, and the conditions in the economy and their effect on retail sales, as well as our significant leverage resulting from use of debt to fund our redevelopment program and other development activity, have combined to necessitate that we vary our approach to obtaining, using and recycling capital. We intend to consider all of our available options for accessing the capital markets, given our position and constraints. The amount remaining to be invested in the last phase of our current redevelopment project is significantly less than in 2009 and 2010, and we believe that we have access to sufficient capital to fund this remaining amount.

We continue to contemplate ways to reduce our leverage through a variety of means available to us, subject to and in accordance with the terms of the 2010 Credit Facility. These steps might include obtaining additional equity capital, including through the issuance of equity securities if market conditions are favorable, through joint ventures or other partnerships or arrangements involving our contribution of assets with institutional investors, private equity investors or other REITs, through sales of properties with values in excess of their mortgage loans or allocable debt and application of the excess proceeds to debt reduction, or through other actions.

DEVELOPMENT AND REDEVELOPMENT | We have reached the last phase in our current redevelopment program. Over the past six years, we have invested approximately $1.0 billion in our portfolio. The current estimated project cost of Voorhees Town Center, our only remaining redevelopment project, is $83.0 million, and the amount invested as of December 31, 2010 was $72.6 million. Our projected share of estimated project costs is net of any expected tenant reimbursements, parcel sales, tax credits or other incentives. We may spend additional amounts at our completed redevelopment properties for tenant allowances, leasehold improvements and other costs.

We are engaged in the development of three mixed use and other projects, although we do not expect to make material investments in these projects in the short term. As of December 31, 2010, we had incurred $55.2 million of costs related to these three projects net of an $11.8 million impairment charge that we recorded in 2008 for White Clay Point and an $11.5 million impairment charge that we recorded in 2009 for Springhills. The details of the White Clay Point, Springhills and Pavilion at Market East projects and related costs have not been determined. In each case, we will evaluate the financing opportunities available to us at the time a project requires funding. In cases where the project is undertaken with a partner, our flexibility in funding the project might be governed by the partnership agreement or restricted by the covenants contained in our 2010 Credit Facility, which limit our involvement in such projects.

In connection with our remaining redevelopment project at Voorhees Town Center and capital improvement projects at certain other properties, we have made contractual and other commitments in the form of tenant allowances, lease termination fees and contracts with general contractors and other professional service providers. As of December 31, 2010, the unaccrued remainder to be paid against these contractual and other commitments was $6.6 million, which is expected to be financed through our Revolving Facility, operating cash flows or through various other capital sources. The projects on which these commitments have been made have total expected remaining costs of $33.8 million.

ACQUISITIONS AND DISPOSITIONS | See note 2 to our consolidated financial statements for a description of our acquisitions and dispositions in 2010, 2009 and 2008.

Critical Accounting Policies

Critical Accounting Policies are those that require the application of management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that might change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Management has also considered events and changes in property, market and economic conditions, estimated future cash flows from property operations and the risk of loss on specific accounts or amounts in determining its estimates and judgments. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of our results of operations to those of companies in similar businesses. The estimates and assumptions made by management in applying critical accounting policies have not changed materially during 2010, 2009 and 2008, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in our recording any significant adjustments relating to prior periods. We will continue to monitor the key factors underlying our estimates and judgments, but no change is currently expected.

Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of our accounting policies included in note 1 to our consolidated financial statements.

FAIR VALUE | Fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, the fair value hierarchy distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs might include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, and are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. We utilize the fair value hierarchy in our accounting for derivatives (Level 2), and financial instruments (Level 2), and in our reviews for impairment of real estate assets (Level 3) and goodwill (Level 3).

ASSET IMPAIRMENT | Real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property to be held and used is considered impaired only if our management's estimate of the aggregate future cash flows, less estimated capital expenditures, to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially affect our net income. To the extent estimated undiscounted cash flows are less than the carrying value of the property, the loss will be measured as the excess of the carrying amount of the property over the estimated fair value of the property.

Assessment of our ability to recover certain lease related costs must be made when we have a reason to believe that the tenant might not be able to perform under the terms of the lease as originally expected. This requires us to make estimates as to the recoverability of such costs.

An other than temporary impairment of an investment in an unconsolidated joint venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

TENANT RECEIVABLES | We make estimates of the collectibility of our tenant receivables related to tenant rent including base rent, straight-line rent, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, including straight-line rent receivable, historical bad debts, customer creditworthiness and current economic and industry trends when evaluating the adequacy of the allowance for doubtful accounts. The receivables analysis places particular emphasis on past-due accounts and considers the nature and age of the receivables, the payment history and financial condition of the payor, the basis for any disputes or negotiations with the payor, and other information that could affect collectibility. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct effect on our net income because higher bad debt expense results in less net income, other things being equal. For straight-line rent, the collectibility analysis considers the probability of collection of the unbilled deferred rent receivable given our experience regarding such amounts.

Off Balance Sheet Arrangements

We have no material off-balance sheet items other than the partnerships described in note 3 to the consolidated financial statements and in the "Overview" section above.

Results of Operations

The following information sets forth our results of operations for the years ended December 31, 2010, 2009 and 2008.

OVERVIEW I Net loss for the year ended December 31, 2010 was $54.4 million, a decrease of $35.7 million compared to a net loss for the year ended December 31, 2009 of $90.1 million. Our 2010 and 2009 results of operations were affected by the following:

- Gain on the sale of discontinued operations in 2010 of $19.1 million from the sale of five power centers;
- Issuance of 10,350,000 shares in 2010 in a public equity offering and the use of the proceeds of the offering for the repayment of a portion of the amounts outstanding under the 2010 Credit Facility, and issuance of 4,300,000 shares in 2009 in connection with transactions to repurchase Exchangeable Notes;
- Gains on extinguishment of debt of $27.0 million in 2009 resulting from the repurchase of $104.6 million in aggregate principal amount of Exchangeable Notes, which did not recur in 2010;
- Impairment charges of $74.3 million in 2009, including $62.7 million related to Orlando Fashion Square in Orlando, Florida and $11.5 million related to the Springhills development in Gainesville, Florida;
- Gains on the sale of discontinued operations in 2009 of $9.5 million from the sale of interests in two properties;
- Gain on sale of real estate of $4.3 million in 2009 in connection with the sale of a parcel at Pitney Road Plaza, a power center in Lancaster, Pennsylvania;
- A decrease of $6.7 million in net operating income (presented using the "proportionate-consolidation method;" see "—Net Operating Income") in 2010 as compared to 2009; and
- Increased interest expense of $11.5 million in 2010, primarily due to higher applicable stated interest rates, decreased capitalized interest and $3.7 million of accelerated amortization of deferred financing costs associated with the repayment of debt using proceeds from the sale of five power centers in 2010.

Net loss for the year ended December 31, 2009 was $90.1 million, an increase of $73.7 million compared to a net loss for the year ended December 31, 2008 of $16.4 million. Our 2009 and 2008 results of operations were affected by the following:

- Impairment charges of $74.3 million in 2009, including $62.7 million related to Orlando Fashion Square and $11.5 million related to the Springhills development, compared to $27.6 million in 2008, including $11.8 million related to White Clay Point in Landesberg, Pennsylvania, $7.0 million related to Sunrise Plaza in Forked River, New Jersey, $4.6 million related to goodwill impairment and $3.0 million related to the now terminated Valley View Downs development in western Pennsylvania;
- Gains on the sale of discontinued operations in 2009 of $9.5 million;
- Gains on extinguishment of debt in 2009 and 2008 of $27.0 million and $27.1 million, respectively, resulting from the repurchase of $104.6 million and $46.0 million, respectively, in aggregate principal amount of Exchangeable Notes;
- Gain on sale of real estate of $4.3 million in 2009 in connection with the sale of a parcel at Pitney Road Plaza;
- Issuance of 4,300,000 shares in 2009 in connection with transactions to repurchase Exchangeable Notes;
- A decrease of $11.9 million in net operating income (presented using the "proportionate-consolidation method") in 2009 as compared to 2008; and
- Increased interest expense of $17.0 million in 2009 as compared to 2008, primarily due to a higher aggregate debt balance and to assets placed in service with an aggregate cost basis of $286.7 million. Interest in 2008 was also affected by a $2.0 million gain from hedging activities that did not recur in 2009.

(in thousands of dollars)	For the Year Ended December 31, 2010	% Change 2009 to 2010	For the Year Ended December 31, 2009	% Change 2008 to 2009	For the Year Ended December 31, 2008
Results of operations:					
Real estate revenue	$ 450,365	0%	$ 448,271	(2%)	$ 456,536
Interest and other income	5,276	74%	3,035	(33%)	4,499
Operating expenses	(195,273)	2%	(190,968)	3%	(185,327)
General and administrative expenses	(38,973)	4%	(37,558)	(7%)	(40,324)
Impairment of assets and project costs	(1,057)	(99%)	(75,012)	160%	(28,889)
Income taxes and other expenses	(80)	(53%)	(169)	(29%)	(237)
Interest expense, net	(142,730)	9%	(131,236)	15%	(114,228)
Depreciation and amortization	(161,592)	0%	(161,690)	10%	(146,747)
Equity in income of partnerships	9,050	(10%)	10,102	43%	7,053
Gain on extinguishment of debt	—	—	27,047	0%	27,074
Gains on sales of real estate	—	—	4,311	—	—
Loss from continuing operations	(75,014)	(28%)	(103,867)	404%	(20,590)
Operating results from discontinued operations	1,557	(64%)	4,273	1%	4,235
Gains on sales of discontinued operations	19,094	101%	9,503	—	—
Net loss	**$ (54,363)**	**(40%)**	**$ (90,091)**	**451%**	**$ (16,355)**

The amounts reflected as loss from continuing operations in the preceding table reflect our consolidated properties, with the exception of properties that are classified as discontinued operations. Our unconsolidated properties are presented under the equity method of accounting in the line item "Equity in income of partnerships."

OCCUPANCY | The table below sets forth certain occupancy statistics for our properties as of December 31, 2010, 2009 and 2008.

	Consolidated Properties Occupancy as of December 31,			Unconsolidated Properties Occupancy as of December 31			Combined Occupancy as of December 31,[1]		
	2010	2009	2008	2010	2009	2008	2010	2009	2008
Retail portfolio weighted average:									
Total including anchors	90.5%	89.3%	90.0%	94.8%	90.7%	94.3%	91.0%	89.4%	90.5%
Excluding anchors	86.1%	84.1%	87.0%	93.1%	87.6%	91.9%	87.2%	84.6%	87.7%
Enclosed malls weighted average:									
Total including anchors	90.2%	89.4%	89.6%	94.1%	92.0%	91.8%	90.4%	89.5%	89.7%
Excluding anchors	85.7%	84.2%	86.5%	92.5%	89.9%	89.6%	86.1%	84.5%	86.7%
Strip and Power Center weighted average:	97.2%	86.4%	99.0%	95.2%	89.9%	95.6%	95.8%	88.8%	96.6%

(1) Combined occupancy is calculated by using occupied GLA for consolidated and unconsolidated properties and dividing by total GLA for consolidated and unconsolidated properties.

In 2010, including consolidated and unconsolidated properties, we increased our retail portfolio weighted average occupancy by 160 basis points to 91.0%, and we increased our retail portfolio weighted average occupancy excluding anchors by 260 basis points to 87.2%. Including all tenants occupying space under an agreement with an initial term of less than one year, total enclosed mall occupancy was 92.6% and occupancy excluding anchors was 90.4%. Corresponding amounts in the prior year period were 91.8% and 89.0%, respectively. We brought new tenants to many of the spaces that had previously been vacated.

REAL ESTATE REVENUE | Real estate revenue increased by $2.1 million, or 0%, in 2010 as compared to 2009 primarily due to:

- An increase of $5.1 million in base rent, which is comprised of minimum rent, straight line rent and rent from tenants that pay a percentage of sales in lieu of minimum rent. Base rent at three of our recently completed redevelopment projects, Cherry Hill Mall, Plymouth Meeting Mall and The Gallery at Market East, increased by an aggregate of $6.1 million due to increased occupancy from newly opened tenants. This increase was partially offset by base rent at our other properties, which decreased by an aggregate of $0.6 million because of decreased occupancy and leases that were converted to percentage rent in lieu of minimum rent. Base rent was also affected by a $0.4 million decrease in amortization of above/below market lease intangibles from the prior year, when $0.6 million of below market lease intangibles were recognized as revenue in connection with leases that were terminated prior to their expiration;
- An increase of $0.9 million in lease termination revenue primarily due to $1.0 million received from one tenant during 2010; and
- A decrease of $3.7 million in expense reimbursements. At many of our malls, we have continued to recover a lower proportion of common area maintenance and real estate tax expenses. In addition to being affected by store closings, our properties are experiencing a trend towards more gross leases (which do not contribute to common area maintenance costs and real estate taxes), as well as more leases that provide for the rent amount to be determined on the basis of a percentage of sales in lieu of minimum rent or any contribution toward common area maintenance or real estate tax expenses. In recent years, we entered into agreements with some tenants experiencing financial difficulties to convert their leases to gross leases or percentage of sales leases, resulting in lower expense reimbursements.

Real estate revenue decreased by $8.3 million, or 2%, in 2009 as compared to 2008, primarily due to:

- A decrease of $2.0 million in lease termination revenue due to amounts received from two tenants during 2008 that did not recur in 2009;
- A decrease of $1.8 million in percentage rent due in part to a decrease in tenant sales from $333 per square foot in 2008 to $325 per square foot in 2009, and due in part to a trend in certain more recent leases to have higher thresholds at which percentage rent begins;
- A decrease of $1.7 million in expense reimbursements due to the same trend in expense reimbursements noted above; and
- A decrease of $1.1 million in base rent. Base rent decreased by $5.5 million due to store closings and liquidations associated with tenant bankruptcy filings during 2009 and 2008. This decrease was partially offset by an aggregate increase of $5.1 million in base rent at Cherry Hill Mall, Voorhees Town Center and Plymouth Meeting Mall, three projects that were recently redeveloped, due to increased occupancy from newly opened tenants. However, the increases at Voorhees Town Center and Plymouth Meeting Mall were offset by lease inducement and straight line rent receivable write-offs of $0.6 million and $0.2 million, respectively, associated with tenant delinquencies, which reduced base rent.

OPERATING EXPENSES | Operating expenses increased by $4.3 million, or 2%, in 2010 as compared to 2009 primarily due to:

- An increase of $2.5 million in common area maintenance expense, primarily due to increases of $1.0 million in common area utility expense, $0.6 million in housekeeping expense and $0.6 million in loss prevention expense. The increase in common area utility expense included a $0.6 million increase related to the Commonwealth of Pennsylvania lease at The Gallery at Market East that commenced in August 2009. The increases in housekeeping expense and loss prevention expense were primarily due to stipulated annual contractual increases;
- An increase of $2.0 million in non-common area utility expense, including a $1.3 million increase at four of our Pennsylvania properties where electricity rate caps expired on January 1, 2010;

- An increase of $1.0 million in real estate tax expense primarily due to higher local property tax rates and increased property assessments at some of our properties; and
- A decrease of $1.3 million in bad debt expense. The decrease in bad debt expense included a $0.5 million decrease related to tenant bankruptcy filings. 2010 was affected by three regional and national tenant bankruptcies relating to 22 stores compared to 11 regional and national tenant bankruptcies in 2009 relating to 31 stores.

Operating expenses increased by $5.6 million, or 3%, in 2009 as compared to 2008, primarily due to:

- An increase of $3.3 million in common area maintenance expense, primarily due to increases of $1.5 million in snow removal, $1.4 million in repairs and maintenance and $0.7 million in loss prevention expense. Snow removal expenses at our properties located in Pennsylvania and New Jersey increased as a result of a significant snowstorm that affected the Mid-Atlantic states in mid-December 2009. Total snow removal costs associated with this storm were approximately $1.6 million. Repairs and maintenance expense and loss prevention expense increased primarily due to stipulated annual contractual increases;
- An increase of $3.0 million in real estate tax expense primarily due to higher local property tax rates and increased property assessments at some of our properties;
- An increase of $1.9 million in bad debt expense. The increase in bad debt expense included $0.9 million associated with 11 regional and national tenant bankruptcy filings during 2009 relating to 31 stores as compared to 12 regional and national tenant bankruptcies in 2008 relating to 77 stores; and
- A decrease of $0.7 million in non-common area utility expense, including a $0.5 million decrease at our four properties located in New Jersey due to a combination of lower utility rates and lower consumption resulting from newly installed equipment at Voorhees Town Center and Cherry Hill Mall.

NET OPERATING INCOME ("NOI") | NOI (a non-GAAP measure) is derived from real estate revenue (determined in accordance with Generally Accepted Accounting Principles, or "GAAP") minus property operating expenses (determined in accordance with GAAP), and includes real estate revenue and operating expenses from properties included in discontinued operations. It does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity. It is not indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that NOI is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. We believe that net income is the most directly comparable GAAP measurement to net operating income.

NOI excludes interest and other income, general and administrative expenses, interest expense, depreciation and amortization, gains on sales of interests in real estate, gains or sales of non-operating real estate, gains on sales of discontinued operations, gain on extinguishment of debt, impairment losses, project costs and other expenses.

The following table presents NOI for the years ended December 31, 2010, 2009 and 2008. The results are presented using the "proportionate-consolidation method" (a non-GAAP measure), which presents our share of the results of our partnership investments. Under GAAP, we account for our partnership investments under the equity method of accounting. Operating results for retail properties that we owned for the full periods presented ("Same Store") exclude properties acquired or disposed of during the periods presented. A reconciliation of NOI to net loss calculated in accordance with GAAP appears under the heading "Reconciliation of GAAP Net Loss to Non-GAAP Measures."

	For the Year Ended December 31, 2010			For the Year Ended December 31, 2009			For the Year Ended December 31, 2008		
(in thousands of dollars)	Real Estate Revenue	Operating Expenses	Net Operating Income	Real Estate Revenue	Operating Expenses	Net Operating Income	Real Estate Revenue	Operating Expenses	Net Operating Income
Same Store	$486,345	$(205,411)	$280,934	$483,086	$(200,976)	$282,110	$491,308	$(195,276)	$296,032
Non Same Store	11,609	(3,736)	7,873	18,928	(5,572)	13,356	15,643	(4,358)	11,285
Total	**$497,954**	**$(209,147)**	**$288,807**	**$502,014**	**$(206,548)**	**$295,466**	**$506,951**	**$(199,634)**	**$307,317**

	% Change 2010 vs. 2009		% Change 2009 vs. 2008	
	Same Store	Total	Same Store	Total
Real estate revenue	1%	-1%	-2%	-1%
Operating expenses	2%	1%	3%	3%
NOI	0%	-2%	-5%	-4%

Total NOI decreased by $6.7 million, or 2%, in 2010 as compared to 2009, including a decrease of $5.5 million relating to Non Same Store properties. See the "Results of Operations – Discontinued Operations" discussion below for further information. Same Store NOI decreased by $1.2 million due to a $2.0 million decrease in NOI from consolidated properties, partially offset by a $0.8 million increase in NOI from unconsolidated properties. See "Results of Operations – Real Estate Revenue" and "Results of Operations – Operating Expenses" above for further information about our consolidated properties. NOI from unconsolidated properties increased primarily due to a $0.7 million increase in base rent resulting from increased occupancy.

Total NOI decreased by $11.9 million, or 4%, in 2009 as compared to 2008. Same Store NOI decreased by $13.9 million due to a $13.8 million decrease in NOI from consolidated properties and a $0.1 million decrease in NOI from unconsolidated partnership investments. See "Results of Operations – Real Estate Revenue" and "Results of Operations – Operating Expenses" above for further information about our consolidated properties. NOI from Non-Same Store properties increased by $2.1 million, including a $2.5 million increase at Monroe Marketplace, a development project that was placed into service during the fourth quarter of 2008 and sold in 2010. See the "Results of Operations – Discontinued Operations" discussion below for further information.

INTEREST AND OTHER INCOME | Interest and other income increased by $2.2 million, or 74%, in 2010 as compared to 2009 due to income recognized from a transaction involving historic tax credits and interest earned from a tenant note receivable. The tenant note receivable was repaid in full in 2010.

Interest and other income decreased by $1.5 million, or 33%, in 2009 as compared to 2008 due to lower interest rates on excess cash investments and non-recurring development fees and leasing commissions earned by us in 2008 that did not recur in 2009.

GENERAL AND ADMINISTRATIVE EXPENSES | General and administrative expenses increased by $1.4 million, or 4%, in 2010 as compared to 2009. The increase is primarily due to a $1.0 million increase in compensation costs, which was driven by an increase in incentive compensation in connection with our performance.

General and administrative expenses decreased by $2.8 million, or 7%, in 2009 as compared to 2008. Other general and administrative expenses decreased by $1.9 million, primarily due to lower travel costs, professional fees, convention expenses and other miscellaneous expenses. This overall decrease was also due in part to a $0.4 million decrease in compensation costs, as a result of a reduction in headcount and lower incentive compensation costs.

IMPAIRMENT OF ASSETS AND PROJECT COSTS | For the year ended December 31, 2010, 2009 and 2008, we recorded expenses of $1.1 million, $0.8 million and $1.3 million, respectively, relating to project costs that did not meet or no longer met our criteria for capitalization.

For the year ended December 31, 2009, we recorded asset impairments totaling $74.3 million, consisting of $62.7 million related to the investment in real estate at Orlando Fashion Square, $11.5 million related to the Springhills development and $0.1 million related to the sale of an outparcel and related land improvements containing an operating restaurant at Monroe Marketplace in Selinsgrove, Pennsylvania.

During 2009, Orlando Fashion Square experienced significant decreases in non-anchor occupancy and net operating income as a result of unfavorable economic conditions in the Orlando trade area combined with negative trends in the retail sector. The occupancy declines resulted from store closings of bankrupt and underperforming tenants. NOI at this property was also affected by an increase in the number of tenants paying a percentage of their sales in lieu of minimum rent, combined with declining tenant sales. As a result of these conditions, in connection with the preparation of our 2010 business plan and budgets, management determined that its estimate of future cash flows, net of estimated capital expenditures, to be generated by the property was less than the carrying value of the property. As a result, we determined that the property was impaired and a write down of $62.7 million to the property's estimated fair value of $40.2 million was necessary.

Springhills is a mixed use development project located in Gainesville, Florida. During the fourth quarter of 2009, in connection with our 2010 business planning process, which included a strategic review of our future development projects, management determined that the development plans for Springhills were uncertain. Consequently, we recorded an impairment loss of $11.5 million, to write down the carrying amount of the project to the estimated fair value of $22.0 million.

During the year ended December 31, 2008, we recorded asset impairments totaling $27.6 million, consisting of $11.8 million related to the White Clay Point development project, $7.0 million related to the Sunrise Plaza power center project, $4.6 million related to goodwill, $3.0 million related to our investment in and receivables from Valley View Downs, $0.9 million related to a proposed commercial project in West Chester, Pennsylvania and $0.2 million related to an undeveloped parcel adjacent to Viewmont Mall classified as land held for development.

INTEREST EXPENSE | Interest expense increased by $11.5 million, or 9%, in 2010 as compared to 2009. This increase was primarily due to higher applicable stated interest rates and decreased capitalized interest after assets were placed in service. Our weighted average borrowing rate was 6.20% in 2010 compared to 5.35% in 2009. Assets with a cost basis of $102.9 million were placed in service in 2010. Interest on these assets was capitalized during construction periods for our development and redevelopment projects, and was expensed during periods after the improvements were placed in service. We also incurred $3.7 million of accelerated amortization of deferred financing costs associated with the repayment of a portion of the 2010 Term Loan and Revolving Facility and the repayment of mortgage loans secured by properties involved in the sale of five power centers in September 2010. The effect of higher stated interest rates was partially offset by a lower aggregate debt balance (an average of $2,353.3 million in 2010 compared to $2,565.0 million in 2009).

Interest expense increased by $17.0 million, or 15%, in 2009 as compared to 2008. This increase was primarily due to assets that were placed service with an aggregate cost basis of $286.7 million in 2009. This increase also resulted in part from a higher aggregate debt balance in 2009 (an average of $2,565.0 million in 2009 compared to $2,387.8 million in 2008), which was partially offset by a lower weighted average interest rate (5.35% in 2009 compared to 5.58% in 2008). Interest in 2008 was reduced by $2.0 million as a result of a gain from hedging activities.

DEPRECIATION AND AMORTIZATION | Depreciation and amortization expense decreased by $0.1 million, or 0%, in 2010 as compared to 2009 primarily due to:

- A decrease of $7.6 million due to lease intangibles and tenant improvements at 28 properties purchased during 2003 that became fully amortized in 2010; and
- An increase of $7.5 million primarily due to a higher asset base resulting from capital improvements at our properties, particularly at properties where we completed redevelopments that were placed in service.

Depreciation and amortization expense increased by $14.9 million, or 10%, in 2009 as compared to 2008 primarily due to a higher asset base resulting from capital improvements at our properties, particularly at properties where we completed redevelopments and that were placed in service.

DISCONTINUED OPERATIONS | We have presented as discontinued operations the operating results of the five power centers that were sold in 2010: Creekview Center, Monroe Marketplace, New River Valley Center, Pitney Road Plaza and Sunrise Plaza; and two properties that were sold in 2009: Crest Plaza and a controlling interest in Northeast Tower Center.

Operating results and gains on sales of discontinued operations for the properties in discontinued operations for the periods presented were as follows:

	For the Year Ended December 31,		
(in thousands of dollars)	2010	2009	2008
Operating results of:			
Monroe Marketplace	$ 755	$ 1,217	$ 40
Sunrise Plaza	573	627	311
Pitney Road Plaza	377	192	—
Creekview Center	(71)	(431)	101
New River Valley Center	(77)	465	1,234
Northeast Tower Center	—	1,820	1,965
Crest Plaza	—	383	584
Operating results from discontinued operations	1,557	4,273	4,235
Gains on sales of discontinued operations	19,094	9,503	—
Income from discontinued operations	**$ 20,651**	**$ 13,776**	**$ 4,235**

GAINS ON SALES OF DISCONTINUED OPERATIONS | Gains on sales of discontinued operations were $19.1 million in 2010 due to the gain on the sale of Creekview Center, Monroe Marketplace, New River Valley Center, Pitney Road Plaza and Sunrise Plaza.

Gains on sales of discontinued operations were $9.5 million in 2009 due to the gain on the sale of a controlling interest in Northeast Tower Center of $6.1 million and a gain on the sale of Crest Plaza of $3.4 million.

There were no gains on sales of discontinued operations in 2008.

FUNDS FROM OPERATIONS | The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations ("FFO"), which is a non-GAAP measure commonly used in the real estate industry, as income before gains and losses on sales of operating properties and extraordinary items (computed in accordance with GAAP); plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis.

We use FFO and FFO per diluted share and OP Unit in measuring our performance against our peers and as one of the performance measures for determining incentive compensation amounts earned under certain of our performance-based executive compensation programs. We compute FFO in accordance with standards established by NAREIT, which may not be comparable to FFO reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

FFO does not include gains and losses on sales of operating real estate assets, which are included in the determination of net income in accordance with GAAP. Accordingly, FFO is not a comprehensive measure of our operating cash flows. In addition, since FFO does not include depreciation on real estate assets, FFO may not be a useful performance measure when comparing our operating performance to that of other non-real estate commercial enterprises. We compensate for these limitations by using FFO in conjunction with other GAAP financial performance measures, such as net income and net cash provided by operating activities, and other non-GAAP financial performance measures, such as NOI. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that net income is the most directly comparable GAAP measurement to FFO.

We also present Funds From Operations, as adjusted, and Funds From Operations per diluted share and OP Unit, as adjusted, which are non-GAAP measures, for the years ended December 31, 2010, 2009 and 2008 to show separately the effects of impairment of assets, gain on extinguishment of debt and accelerated amortization of deferred financing costs, which are items that had a significant effect on our results of operations, but are not, in our opinion, indicative of our operating performance.

(in thousands, except per share amounts)	For the Year Ended December 31, 2010	% Change 2009 to 2010	2009	% Change 2008 to 2009	2008
Funds from operations	$ 99,214	36%	$ 73,087	(48%)	$ 141,012
Accelerated amortization of deferred financing costs	3,652		—		—
Impairment of assets	—		74,254		27,592
Gain on extinguishment of debt	—		(27,047)		(27,074)
Funds from operations, as adjusted	**$ 102,866**	**(14%)**	**$ 120,294**	**(15%)**	**$ 141,530**
Funds from operations per diluted share and OP Unit	$ 1.86	10%	$ 1.69	(51%)	$ 3.43
Accelerated amortization of deferred financing costs	0.07		—		—
Impairment of assets	—		1.72		0.67
Gain on extinguishment of debt	—		(0.63)		(0.66)
Funds from operations per diluted share and OP Unit as adjusted	**$ 1.93**	**(31%)**	**$ 2.78**	**(19%)**	**$ 3.45**
Weighted average number of shares outstanding	50,642		40,953		38,807
Weighted average effect of full conversion of OP Units	2,329		2,268		2,236
Effect of common share equivalents	502		12		14
Total weighted average shares outstanding, including OP Units	**53,473**		**43,233**		**41,057**

FFO was $99.2 million for the year ended December 31, 2010, an increase of $26.1 million, or 36%, compared to $73.1 million for 2009. This increase primarily was due to impairment charges in 2009 that did not recur in 2010. FFO per share increased $0.17 per share to $1.86 per share for the year ended December 31, 2010, compared to $1.69 per share for the year ended December 31, 2009. The weighted average shares outstanding used to determine FFO per share reflects our issuance of 10,350,000 common shares in a public offering in May 2010.

FFO was $73.1 million for the year ended December 31, 2009, a decrease of $67.9 million, or 48%, compared to $141.0 million for 2008. FFO decreased because of impairment losses, higher property operating expenses and higher interest expense, partially offset by a gain on extinguishment of debt.

RECONCILIATION OF GAAP NET LOSS TO NON-GAAP MEASURES | The preceding discussions compare our Consolidated Statements of Operations results for different periods based on GAAP. Also, the non-GAAP measures of NOI and FFO are discussed. We believe that NOI is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time. We believe that FFO and Funds From Operations as adjusted are helpful to management and investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as various non-recurring items that are considered extraordinary under GAAP, gains on sales of operating real estate and depreciation and amortization of real estate. FFO is a commonly used measure of operating performance and profitability in the real estate industry, and we use FFO and FFO per diluted share and OP Unit as supplemental non-GAAP measures to compare our performance for different periods to that of our industry peers.

The following information is provided to reconcile NOI and FFO, which are non-GAAP measures, to net loss, a GAAP measure:

(in thousands of dollars)	For the Year Ended December 31, 2010			
	Consolidated	Share of unconsolidated partnerships	Discontinued operations	Total
Real estate revenue	$ 450,365	$ 38,092	$ 9,497	$ 497,954
Operating expenses	(195,273)	(11,767)	(2,107)	(209,147)
Net operating income	**255,092**	**26,325**	**7,390**	**288,807**
General and administrative expenses	(38,973)	—	—	(38,973)
Impairment of assets and project costs	(1,057)	—	—	(1,057)
Interest and other income	5,276	—	—	5,276
Income taxes and other expenses	(80)	—	—	(80)
Interest expense, net	(142,730)	(8,619)	(1,926)	(153,275)
Depreciation on non real estate assets	(1,484)	—	—	(1,484)
Funds from operations	**76,044**	**17,706**	**5,464**	**99,214**
Depreciation on real estate assets	(160,108)	(8,656)	(3,907)	(172,671)
Equity in income of partnerships	9,050	(9,050)	—	—
Operating results from discontinued operations	1,557	—	(1,557)	—
Gain on sale of discontinued operations	19,094	—	—	19,094
Net loss	**$ (54,363)**	**$ —**	**$ —**	**$ (54,363)**

(in thousands of dollars)	For the Year Ended December 31, 2009			
	Consolidated	Share of unconsolidated partnerships	Discontinued operations	Total
Real estate revenue	$ 448,271	$ 37,296	$ 16,447	$ 502,014
Operating expenses	(190,968)	(11,789)	(3,791)	(206,548)
Net operating income	**257,303**	**25,507**	**12,656**	**295,466**
General and administrative expenses	(37,558)	—	—	(37,558)
Impairment of assets and project costs	(75,012)	—	—	(75,012)
Interest and other income	3,035	—	—	3,035
Income taxes and other expenses	(169)	—	—	(169)
Interest expense, net	(131,236)	(7,261)	(2,328)	(140,825)
Gain on extinguishment of debt	27,047	—	—	27,047
Gains on sales of non operating real estate	3,388	—	—	3,388
Depreciation on non real estate assets	(2,285)	—	—	(2,285)
Funds from operations	**44,513**	**18,246**	**10,328**	**73,087**
Gains on sales of real estate	923	—	—	923
Depreciation on real estate assets	(159,405)	(8,144)	(6,055)	(173,604)
Equity in income of partnerships	10,102	(10,102)	—	—
Operating results from discontinued operations	4,273	—	(4,273)	—
Gains on sales of discontinued operations	9,503	—	—	9,503
Net loss	**$ (90,091)**	**$ —**	**$ —**	**$ (90,091)**

(in thousands of dollars)	For the Year Ended December 31, 2008			
	Consolidated	Share of unconsolidated partnerships	Discontinued operations	Total
Real estate revenue	$ 456,536	$ 37,370	$ 13,045	$ 506,951
Operating expenses	(185,327)	(11,682)	(2,625)	(199,634)
Net operating income	**271,209**	**25,688**	**10,420**	**307,317**
General and administrative expenses	(40,324)	—	—	(40,324)
Impairment of assets and abandoned project costs	(28,889)	—	—	(28,889)
Interest and other income	4,499	—	—	4,499
Income taxes and other expenses	(237)	—	—	(237)
Interest expense, net	(114,228)	(10,274)	(1,321)	(125,823)
Gain on extinguishment of debt	27,074	—	—	27,074
Depreciation on non real estate assets	(2,605)	—	—	(2,605)
Funds from operations	**116,499**	**15,414**	**9,099**	**141,012**
Depreciation on real estate assets	(144,142)	(8,361)	(4,864)	(157,367)
Equity in income of partnerships	7,053	(7,053)	—	—
Operating results from discontinued operations	4,235	—	(4,235)	—
Net loss	**$ (16,355)**	**$ —**	**$ —**	**$ (16,355)**

Liquidity and Capital Resources

This "Liquidity and Capital Resources" section contains certain "forward-looking statements" that relate to expectations and projections that are not historical facts. These forward-looking statements reflect our current views about our future liquidity and capital resources, and are subject to risks and uncertainties that might cause our actual liquidity and capital resources to differ materially from the forward-looking statements. Additional factors that might affect our liquidity and capital resources include those discussed in the section entitled "Item 1A. Risk Factors." We do not intend to update or revise any forward-looking statements about our liquidity and capital resources to reflect new information, future events or otherwise.

CAPITAL RESOURCES I We expect to meet our short-term liquidity requirements, including distributions to shareholders, recurring capital expenditures, tenant improvements and leasing commissions, but excluding development and redevelopment projects, generally through our available working capital and net cash provided by operations, and subject to the terms and conditions of our 2010 Credit Facility. We believe that our net cash provided by operations will be sufficient to allow us to make any distributions necessary to enable us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. The aggregate distributions made to common shareholders and OP Unitholders in 2010 were $32.9 million, based on distributions of $0.60 per share and OP Unit. For the first quarter of 2011, we have announced a distribution of $0.15 per share. The following are some of the factors that could affect our cash flows and require the funding of future cash distributions, recurring capital expenditures, tenant improvements or leasing commissions with sources other than operating cash flows:

- adverse changes or prolonged downturns in general, local or retail industry economic, financial, credit market or competitive conditions, leading to a reduction in real estate revenue or cash flows or an increase in expenses;
- deterioration in our tenants' business operations and financial stability, including tenant bankruptcies, leasing delays or terminations, or lower sales, causing deferrals or declines in rent, percentage rent and cash flows;
- inability to achieve targets for, or decreases in, property occupancy and rental rates, resulting in lower or delayed real estate revenue and operating income;
- increases in operating costs that cannot be passed on to tenants, resulting in reduced operating income and cash flows; and
- increases in interest rates resulting in higher borrowing costs.

We expect to meet certain of our remaining obligations to fund development and redevelopment projects and certain capital requirements, including scheduled debt maturities, future property and portfolio acquisitions, expenses associated with acquisitions, renovations, expansions and other non-recurring capital improvements, through a variety of capital sources, subject to the terms and conditions of our 2010 Credit Facility.

The conditions in the market for debt capital and commercial mortgage loans, including the commercial mortgage backed securities market, and the conditions in the economy and their effect on retail sales, as well as our significant leverage resulting from debt incurred to fund our redevelopment program and other development activity, have combined to necessitate that we vary our approach to obtaining, using and recycling capital. We intend to consider all of our available options for accessing the capital markets, given our position and constraints.

In the past, one avenue available to us to finance our obligations or new business initiatives has been to obtain unsecured debt, based in part on the existence of properties in our portfolio that were not subject to mortgage loans. The terms of the 2010 Credit Facility include our grant of a security interest consisting of a first lien on 20 properties and a second lien on one property. As a result, we have very few remaining assets that we could use to support unsecured debt financing. Our lack of properties in the portfolio that could be used to support unsecured debt might limit our ability to obtain capital in this way.

We are contemplating ways to reduce our leverage through a variety of means available to us, and subject to and in accordance with the terms and conditions of the 2010 Credit Facility. These steps might include obtaining equity capital, including through the issuance of equity securities if market conditions are favorable, through joint ventures or other partnerships or arrangements involving our contribution of assets with institutional investors, private equity investors or other REITs, through sales of properties with values in excess of their mortgage loans or allocable debt and application of the excess proceeds to debt reduction, or through other actions.

In March 2009, the SEC declared effective our $1.0 billion universal shelf registration statement. In May 2010, we issued 10,350,000 common shares in a public offering at $16.25 per share. We received net proceeds from the offering of approximately $160.6 million. We used the net proceeds from this offering, plus available working capital, to repay borrowings under our 2010 Credit Facility. Currently, we may use the remaining availability under our shelf registration statement to offer and sell common shares of beneficial interest, preferred shares and various types of debt securities, among other types of securities, to the public. However, we may be unable to issue securities under the shelf registration statement, or otherwise, on terms that are favorable to us, or at all.

2010 CREDIT FACILITY AMENDED, RESTATED AND CONSOLIDATED SENIOR SECURED CREDIT AGREEMENT I On March 11, 2010, PREIT Associates and PRI (collectively, the "Borrower"), together with PR Gallery I Limited Partnership ("GLP") and Keystone Philadelphia Properties, L.P. ("KPP"), two of our other subsidiaries, entered into an Amended, Restated and Consolidated Senior Secured Credit Agreement comprised of (a) an aggregate $520.0 million term loan made up of a $436.0 million term loan ("Term Loan A") to the Borrower and a separate $84.0 million term loan ("Term Loan B") to the other two subsidiaries (collectively, the "2010 Term Loan") and (b) a $150.0 million revolving line of credit (the "Revolving Facility," and, together with the 2010 Term Loan, the "2010 Credit Facility") with Wells Fargo Bank, National Association and the other financial institutions signatory thereto.

The 2010 Credit Facility replaced the previously existing $500.0 million unsecured revolving credit facility, as amended (the "2003 Credit Facility"), and a $170.0 million unsecured term loan (the "2008 Term Loan") that had been scheduled to mature on March 20, 2010. All capitalized terms used and not otherwise defined in the description of the 2010 Credit Facility have the meanings ascribed to such terms in the 2010 Credit Facility.

The initial term of the 2010 Credit Facility is three years, and we have the right to one 12-month extension of the initial maturity date, subject to certain conditions and to the payment of an extension fee of 0.50% of the then outstanding Commitments.

Amounts borrowed under the 2010 Credit Facility bear interest at a rate between 4.00% and 4.90% per annum, depending on our leverage, in excess of LIBOR, with no floor. The initial rate in effect was 4.90% per annum in excess of LIBOR. In determining our leverage (the ratio of

Total Liabilities to Gross Asset Value), the capitalization rate used to calculate Gross Asset Value is 8.00%. The unused portion of the Revolving Facility is subject to a fee of 0.40% per annum.

We have entered into interest rate swap agreements to effectively fix $100.0 million of the underlying LIBOR associated with the 2010 Term Loan at a weighted-average rate of 1.77% for the three-year initial term. An additional $200.0 million of the underlying LIBOR was swapped to a fixed rate at a rate of 0.61% for year one, 1.78% for year two and 2.96% for the balance of the initial term. Additionally, $15.7 million of our 2010 Term Loan is subject to a LIBOR cap with a strike rate of 2.50%. This LIBOR cap will expire in March 2012.

The obligations under Term Loan A are secured by first priority mortgages on 18 of our properties and a second lien on one property, and the obligations under Term Loan B are secured by first priority leasehold mortgages on the two properties ground leased by GLP and KPP (the "Gallery Properties"). The foregoing properties constitute substantially all of our previously unencumbered retail properties.

We and certain of our subsidiaries that are not otherwise prevented from doing so serve as guarantors for funds borrowed under the 2010 Credit Facility.

In May 2010, we issued 10,350,000 common shares in a public offering at $16.25 per share. We received net proceeds from the offering of approximately $160.6 million. We used the net proceeds from this offering, plus available working capital, to repay borrowings under our 2010 Credit Facility. This repayment satisfied certain pay down requirements under the terms of the 2010 Credit Facility, and no mandatory pay down provisions remain in effect, although we may be required to apply a portion of the proceeds of any asset sales, joint ventures, new debt financings and equity sales to pay down the 2010 Term Loan and/or any borrowings under the Revolving Facility in accordance with the terms of the 2010 Credit Facility.

In September 2010, in connection with our sale of five power centers, $57.4 million of the sale proceeds were used for payment of the release prices of two of the properties that secured a portion of the 2010 Credit Facility. Also, $10.0 million of the sale proceeds were used to repay borrowings under our Revolving Facility, and $8.9 million of the sale proceeds were used to repay borrowings under the 2010 Term Loan. The repayments were made in accordance with the terms of the 2010 Credit Facility.

As of December 31, 2010, there were no amounts outstanding under the Revolving Facility. We pledged $1.5 million under the Revolving Facility as collateral for letters of credit, and the unused portion of the Revolving Facility that was available to us was $148.5 million at December 31, 2010. The weighted average interest rate based on amounts borrowed under the Revolving Facility, excluding the effect of deferred financing fee amortization, from March 11, 2010 to December 31, 2010 was 5.16%. The interest rate that would have applied to any outstanding Revolving Facility borrowings as of December 31, 2010 was LIBOR plus 4.90%. Deferred financing fee amortization associated with the Revolving Facility was $0.9 million in 2010.

As of December 31, 2010, $347.2 million was outstanding under the 2010 Term Loan. The weighted average effective interest rate based on amounts borrowed under the 2010 Term Loan from March 11, 2010 to December 31, 2010 was 6.37%. The weighted average interest rate includes the effect of deferred financing fee amortization but excludes the effect of accelerated amortization of deferred financing fees of $3.5 million that resulted from permanent pay downs of the 2010 Term Loan during 2010.

The 2010 Credit Facility contains provisions regarding the application of proceeds from a Capital Event. A Capital Event is any event by which the Borrower raises additional capital, whether through an asset sale, joint venture, additional secured or unsecured debt, issuance of equity or from excess proceeds after payment of a Release Price. Capital Events do not include Refinance Events or other specified events. After payment of interest and required distributions, the Remaining Capital Event Proceeds will generally be applied in the following order:

If the Facility Debt Yield is less than 11.00% or the Corporate Debt Yield is less than 10.00%, Remaining Capital Event Proceeds will be allocated 25% to pay down the Revolving Facility (repayments of the Revolving Facility generally may be reborrowed) and 75% to pay down and permanently reduce Term Loan A (or Term Loan B if Term Loan A is repaid in full) or, if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder of that 25% to pay down and permanently reduce Term Loan A (or Term Loan B if Term Loan A is repaid in full). So long as the Facility Debt Yield is greater than or equal to 11.00% and the Corporate Debt Yield is greater than or equal to 10.00% and each will remain so immediately after the Capital Event, and so long as either the Facility Debt Yield is less than 12.00% or the Corporate Debt Yield is less than 10.25% and will remain so immediately after the Capital Event, the Remaining Capital Event Proceeds will be allocated 75% to pay down the Revolving Facility and 25% to pay down and permanently reduce Term Loan A (or Term Loan B if Term Loan A is repaid in full) or, if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder of that 75% for general corporate purposes. So long as the Facility Debt Yield is greater than or equal to 12.00% and the Corporate Debt Yield is greater than or equal to 10.25% and each will remain so immediately after the Capital Event, Remaining Capital Event Proceeds will be applied 100% to pay down the Revolving Facility, or if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder for general corporate purposes. Remaining proceeds from a Capital Event or Refinance Event relating to Cherry Hill Mall will be used to pay down the Revolving Facility and may be reborrowed only to repay the Company's unsecured indebtedness.

The 2010 Credit Facility also contains provisions regarding the application of proceeds from a Refinance Event. A Refinance Event is any event by which the Company raises additional capital from refinancing of secured debt encumbering an existing asset, not including collateral for the 2010 Credit Facility. The proceeds in excess of the amount required to retire an existing secured debt will be applied, after payment of interest, to pay down the Revolving Facility, or if the Revolving Facility balance is or would become $0 as a result of such payment, to pay down the Revolving Facility in full and to use any remainder for general corporate purposes. Remaining proceeds from a Capital Event or Refinancing Event relating to the Gallery Properties may only be used to pay down and permanently reduce Term Loan B (or, if the outstanding balance on Term Loan B is or would become $0 as a result of such payment, to pay down Term Loan B in full and to pay any remainder in accordance with the preceding paragraph).

A Collateral Property will be released as security upon a sale or refinancing, subject to payment of the Release Price and the absence of any default or Event of Default. If, after release of a Collateral Property (and giving pro forma effect thereto), the Facility Debt Yield will be less than 11.00%, the Release Price will be the Minimum Release Price plus an amount equal to the lesser of (A) the amount that, when paid and applied to the 2010 Term Loan, would result in a Facility Debt Yield equal to 11.00% and (B) the amount by which the greater of (1) 100.0% of net cash proceeds and (2) 90.0% of the gross sales proceeds exceeds the Minimum Release Price. The Minimum Release Price is 110% (120% if, after the Release, there will be fewer than 10 Collateral Properties) multiplied by the proportion that the value of the property to be released bears to the aggregate value of all of the Collateral Properties on the closing date of the 2010 Credit Facility, multiplied by the amount of the then Revolving Commitments plus the aggregate principal amount then outstanding under the 2010 Term Loan. In general, upon release of a Collateral Property, the post-release Facility Debt Yield must be greater than or equal to the pre-release Facility Debt Yield. Release payments must be used to pay down and permanently reduce the amount of the Term Loan.

The 2010 Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, including, without limitation, requirements that we maintain, on a consolidated basis: (1) minimum Tangible Net Worth of not less than $483.1 million, minus non-cash impairment charges with respect to the Properties recorded in the quarter ended December 31, 2009, plus 75% of the Net Proceeds of all Equity Issuances effected at any time after September 30, 2009; (2) maximum ratio of Total Liabilities to Gross Asset Value of 0.75:1; (3) minimum ratio of EBITDA to Interest Expense of 1.60:1; (4) minimum ratio of Adjusted EBITDA to Fixed Charges of 1.35:1; (5) maximum Investments in unimproved real estate and predevelopment costs not in excess of 3.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries, Consolidated Affiliates and Unconsolidated Affiliates not in excess of 1.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company, the Borrower or any other Subsidiary not in excess of 1.0% of Gross Asset Value on the basis of cost; (8) the aggregate value of the Investments and the other items subject to the preceding clauses (5) through (7) shall not exceed 5.0% of Gross Asset Value; (9) maximum Investments in Consolidation Exempt Entities not in excess of 20.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) maximum Projects Under Development not in excess of 10.0% of Gross Asset Value; (12) maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries, its Consolidated Affiliates and its Unconsolidated Affiliates; (13) minimum Corporate Debt Yield of 9.50%, provided that such Corporate Debt Yield may be less than 9.50% for one period of two consecutive fiscal quarters, but may not be less than 9.25%; and (14) Distributions may not exceed 110% of REIT taxable income for a fiscal year, but if the Corporate Debt Yield exceeds 10.00%, then the aggregate amount of Distributions may not exceed the greater of 75% of FFO and 110% of REIT Taxable Income (unless necessary for the Company to retain its status as a REIT), and if a Facility Debt Yield of 11.00% and a Corporate Debt Yield of 10.00% are achieved and continuing, there are no limits on Distributions under the 2010 Credit Facility, so long as no Default or Event of Default would result from making such Distributions. We are required to maintain our status as a REIT at all times. As of December 31, 2010, we were in compliance with all of these covenants.

We may prepay any future borrowings under the Revolving Facility at any time without premium or penalty. We must repay the entire principal amount outstanding under the 2010 Credit Facility at the end of its term, as the term may be extended.

Upon the expiration of any applicable cure period following an event of default, the lenders may declare all of the obligations in connection with the 2010 Credit Facility immediately due and payable, and the Commitments of the lenders to make further loans under the 2010 Credit Facility will terminate. Upon the occurrence of a voluntary or involuntary bankruptcy proceeding of the Company, PREIT Associates, PRI, any owner of a Collateral Property or any Material Subsidiary, all outstanding amounts will automatically become immediately due and payable and the Commitments of the lenders to make further loans will automatically terminate.

EXCHANGEABLE NOTES | Our 4.00% Senior Exchangeable Notes due 2012 ("Exchangeable Notes") had a balance of $136.9 million as of both December 31, 2010 and December 31, 2009 (excluding debt discount of $2.8 million and $4.7 million, respectively). Interest expense related to the Exchangeable Notes was $5.5 million, $8.6 million and $11.5 million (excluding non-cash amortization of debt discount of $1.9 million, $2.8 million and $3.5 million and the non-cash amortization of deferred financing fees of $0.7 million, $1.0 million and $1.3 million) for the years ended December 31, 2010, 2009 and 2008, respectively. The Exchangeable Notes bear interest at a contractual rate of 4.00% per annum. The Exchangeable Notes had an effective interest rate of 5.84% for the year ended December 31, 2010, including the effect of the debt discount amortization and deferred financing fee amortization.

In 2009 and 2008, we repurchased $104.6 million and $46.0 million, respectively, in aggregate principal amount of our Exchangeable Notes in privately negotiated transactions in exchange for an aggregate $47.2 million in cash and 4.3 million common shares, with a fair market value of $25.0 million, in 2009, and for $15.9 million in cash in 2008. We terminated an equivalent notional amount of the related capped calls in 2009 and 2008. We did not repurchase any Exchangeable Notes in 2010.

We recorded gains on extinguishment of debt of $27.0 million and $27.1 million in 2009 and 2008, respectively. In connection with the repurchases, we retired an aggregate of $5.4 million and $3.0 million in 2009 and 2008, respectively, of deferred financing costs and debt discount.

MORTGAGE LOAN ACTIVITY | The following table presents the mortgage loans we have entered into since January 1, 2008 relating to our consolidated properties:

Financing Date	Property	Amount Financed or Extended (in millions of dollars):	Stated Rate	Hedged Rate	Maturity
2010 Activity:					
January	New River Valley Mall (1)(2)	$ 30.0	LIBOR plus 4.50%	6.33%	January 2013
March	Lycoming Mall(3)	2.5	6.84% fixed	NA	June 2014
July	Valley View Mall(4)	32.0	5.95% fixed	NA	June 2020
2009 Activity:					
March	New River Valley Center(5)	16.3	LIBOR plus 3.25%	5.75%	March 2012
June	Pitney Road Plaza(5)	6.4	LIBOR plus 2.50%	NA	June 2010
June	Lycoming Mall(3)	33.0	6.84% fixed	NA	June 2014
September	Northeast Tower Center(6)	20.0	LIBOR plus 2.75%	NA	September 2011
2008 Activity:					
January	Cherry Hill Mall(7)(8)	55.0	5.51% fixed	NA	October 2012
February	One Cherry Hill Plaza(1)(9)	8.0	LIBOR plus 1.30%	NA	August 2011
May	Creekview Center(5)	20.0	LIBOR plus 2.15%	5.56%	June 2010
June	Christiana Center(1)(10)	45.0	LIBOR plus 1.85%	5.87%	June 2011
July	Paxton Towne Centre(1)(10)	54.0	LIBOR plus 2.00%	5.84%	July 2011
September	Patrick Henry Mall(11)	97.0	6.34% fixed	NA	October 2015
September	Jacksonville Mall(1)(12)	56.3	LIBOR plus 2.10%	5.83%	September 2013
September	Logan Valley Mall(1)(12)(13)	68.0	LIBOR plus 2.10%	5.79%	September 2013
September	Wyoming Valley Mall(1)(12)(14)	65.0	LIBOR plus 2.25%	5.85%	September 2013
November	Francis Scott Key Mall(1)	55.0	LIBOR plus 2.35%	5.25%	December 2013
November	Viewmont Mall(1)	48.0	LIBOR plus 2.35%	5.25%	December 2013
December	Exton Square Mall(15)	70.0	7.50% fixed	NA	January 2014

(1) *Interest only.*
(2) *The mortgage loan has a three year term and one one-year extension option. $25.0 million of the principal amount was swapped to a fixed rate of 6.33%. We made principal payments of $0.8 million and $1.2 million in May 2010 and September 2010, respectively.*
(3) *The mortgage loan agreement provides for a maximum loan amount of $38.0 million. The initial amount of the mortgage loan was $28.0 million. We took additional draws of $5.0 million in October 2009 and $2.5 million in March 2010. Payments are of principal and interest based on a 25 year amortization schedule, with a balloon payment in June 2014.*
(4) *Payments are of principal and interest based on a 30 year amortization schedule, with a balloon payment in June 2020. In connection with the mortgage loan financing, we repaid a $33.8 million mortgage loan on Valley View Mall using proceeds from the new mortgage and available working capital.*
(5) *In September 2010, we repaid this mortgage loan in connection with the sale of five power centers.*
(6) *In October 2009, we repaid the $20.0 million mortgage loan on Northeast Tower Center in connection with the sale of a controlling interest in this property.*
(7) *Supplemental financing with a maturity date that coincides with the existing first mortgage loan.*
(8) *First 24 payments are interest only followed by payments of principal and interest based on a 360-month amortization schedule.*
(9) *In February 2008, we entered into this mortgage loan as a result of the acquisition of Bala Cynwyd Associates, L.P. The original maturity date of the mortgage loan was August 2009, with two separate one year extension options. In June 2009, we made a principal payment of $2.4 million and exercised the first extension option. In July 2010, we made a principal payment of $0.7 million and exercised the second extension option.*
(10) *The mortgage loan has a term of three years and two one-year extension options. We expect to exercise the extension option in 2011; however, we might be required to repay a portion of the principal balance in order to exercise the extension options.*
(11) *Payments are of principal and interest based on a 25 year amortization schedule, with a balloon payment in October 2015.*
(12) *The mortgage loan has a term of five years and two one-year extension options.*
(13) *The mortgage loan bears interest at an annual rate equal to, at our election, LIBOR plus 2.10%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.*
(14) *The mortgage loan bears interest at an annual rate equal to, at our election, LIBOR plus 2.25%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.*
(15) *Payments based on a 30 year amortization schedule, with a balloon payment in January 2014.*

OTHER 2009 ACTIVITY | In January 2009, we repaid a $15.7 million mortgage loan on Palmer Park Mall in Easton, Pennsylvania using funds from the 2003 Credit Facility and the 2008 Term Loan.

OTHER 2008 ACTIVITY | In July 2008, we repaid a $12.7 million mortgage loan on Crossroads Mall in Beckley, West Virginia using funds from the 2003 Credit Facility and available working capital.

In December 2008, we repaid a $93.0 million mortgage loan on Exton Square Mall in Exton, Pennsylvania using $70.0 million from a new mortgage on the property, the 2003 Credit Facility, the 2008 Term Loan and available working capital.

The following table presents the mortgage loans secured by our unconsolidated properties entered into since January 1, 2008:

Financing Date	Property	Amount Financed or Extended (in millions of dollars):	Stated Rate	Hedged Rate	Maturity
2010 Activity:					
April	Springfield Park/Springfield East[1]	$ 10.0	LIBOR plus 2.80%	5.39%	March 2015
May	Red Rose Commons[2]	0.3	LIBOR plus 4.00%	NA	October 2011
June	Lehigh Valley Mall[3]	140.0	5.88% fixed	NA	July 2020
November	Springfield Mall[4]	67.0	LIBOR plus 3.10%	4.77%	November 2015
2009 Activity:					
October	Red Rose Commons[2]	23.9	LIBOR plus 4.00%	NA	October 2011
2008 Activity:					
October	Whitehall Mall[5]	12.4	7.00% fixed	NA	November 2018

(1) The mortgage loan has a term of five years, with one five year extension option. The unconsolidated entities that own Springfield Park and Springfield East entered into the mortgage loan. Our interest in these unconsolidated entities is 50%.

(2) Interest only in its initial term. The unconsolidated partnership that owns Red Rose Commons entered into the mortgage loan. Our interest in the unconsolidated partnership is 50%. In May 2010, the unconsolidated partnership took an additional draw of $0.3 million. The stated interest rate on the mortgage loan is LIBOR plus 4.00%, with a floor of 6.00%. The rate in effect for 2010 was 6.00%.

(3) The unconsolidated partnership that owns Lehigh Valley Mall entered into the mortgage loan. Our interest in the unconsolidated partnership is 50%. In connection with this new mortgage loan financing, the unconsolidated partnership repaid the previous $150.0 million mortgage loan using proceeds from the new mortgage loan, available working capital and partner contributions. Our share of the partner contributions was $4.1 million.

(4) The unconsolidated entity that owns Springfield Mall entered into the mortgage loan. Our interest in the unconsolidated entity is 50%. In connection with this new mortgage loan financing, the unconsolidated entity repaid the previous $72.3 million mortgage loan using proceeds from the new mortgage loan, available working capital and owner contributions. Our share of the owner contributions was $2.9 million.

(5) The unconsolidated entity that owns Whitehall Mall entered into the mortgage loan. Our interest in the unconsolidated entity is 50%.

MORTGAGE LOANS | Twenty-six mortgage loans, which are secured by 24 of our consolidated properties, are due in installments over various terms extending to the year 2020. Seventeen of the mortgage loans bear interest at a fixed rate, seven of the mortgage loans bear interest at variable rates that have been swapped or capped to fixed rates, one mortgage loan bears interest at a variable rate, and one mortgage loan has been partially swapped to a fixed rate and partially bears interest at a variable rate.

The fixed mortgage loan balances, including mortgage loans that have been swapped to fixed interest rates, have interest rates that range from 4.95% to 7.61% and had a weighted average interest rate of 5.81% at December 31, 2010. The variable rate mortgage loans had a weighted average interest rate of 2.81% (excluding the spread on the related debt) at December 31, 2010. The weighted average interest rate of all consolidated mortgage loans was 5.80% at December 31, 2010. Mortgage loans for our unconsolidated properties are accounted for in "Investments in partnerships, at equity" and "Distributions in excess of partnership investments" on the consolidated balance sheets and are not included in the table below.

The following table outlines the timing of principal payments related to our mortgage loans as of December 31, 2010.

		Payments by Period				
(in thousands of dollars)	Total	2011	2012	2013	2014-2015	Thereafter
Principal payments	$ 81,831	$ 20,746	$ 19,193	$ 13,889	$ 23,516	$ 4,487
Balloon payments[1]	1,660,848	103,918	359,638	430,773	369,879	396,640
Total	**$1,742,679**	**$124,664**	**$378,831**	**$444,662**	**$393,395**	**$401,127**

(1) Due dates for certain of the balloon payments set forth in this table may be extended pursuant to the terms of the respective loan agreements. Of the balloon payments coming due in 2011, $99.0 million may be extended under extension options in the respective loan agreements; however, we might be required to repay a portion of the principal balance in order to exercise the extension options.

CONTRACTUAL OBLIGATIONS | The following table presents our aggregate contractual obligations as of December 31, 2010 for the periods presented.

(in thousands of dollars)	Total	2011	2012	2013	2014-2015	Thereafter
Mortgage loans	$1,742,679	$ 124,664	$ 378,831	$ 444,662	$ 393,395	$ 401,127
Interest on mortgage loans	355,601	98,915	84,553	75,323	81,798	15,012
Exchangeable Notes	136,900	—	136,900	—	—	—
Interest on Exchangeable Notes	7,758	5,476	2,282	—	—	—
2010 Term Loan(1)	347,200	—	—	347,200	—	—
Interest on 2010 Term Loan	52,391	21,911	24,266	6,214	—	—
Operating leases	7,491	2,270	2,049	1,784	1,388	—
Ground leases	50,962	940	800	663	1,368	47,191
Development and redevelopment commitments(2)	6,591	6,591	—	—	—	—
Total	**$2,707,573**	**$ 260,767**	**$ 629,681**	**$ 875,846**	**$ 477,949**	**$ 463,330**

(1) The 2010 Term Loan has a variable interest rate that is between 4.00% and 4.90% plus LIBOR, depending on our leverage. We have entered into interest rate swap agreements to fix $100.0 million of the underlying LIBOR associated with the 2010 Term Loan at a weighted average rate of 1.77% for the three-year initial term. An additional $200.0 million of the underlying LIBOR was swapped to a fixed rate at a rate of 0.61% for year one, 1.78% for year two and 2.96% for the balance of the initial term. Additionally, $15.7 million of our 2010 Term Loan is subject to a LIBOR cap with a strike rate of 2.5%. This LIBOR cap will expire in March 2012.

(2) The timing of the payments of these amounts is uncertain. We estimate that such payments will be made in the upcoming year, but situations could arise at these development and redevelopment projects that could delay the settlement of these obligations.

INTEREST RATE DERIVATIVE AGREEMENTS | As of December 31, 2010, we had entered into 11 interest rate swap agreements and one cap agreement that have a weighted average interest rate of 2.41% (excluding the spread on the related debt) on a notional amount of $732.6 million maturing on various dates through November 2013. Additionally, as of December 31, 2010, we had entered into two forward starting interest rate swap agreements that have a weighted average interest rate of 2.37% (excluding the spread on the related debt) on a notional amount of $200.0 million maturing on various dates through March 2013. Five interest rate swap agreements that were outstanding as of December 31, 2009 were settled in the year ended December 31, 2010.

We entered into these interest rate swap agreements and cap agreement in order to hedge the interest payments associated with the 2010 Credit Facility and our issuances of variable rate long-term debt. We assessed the effectiveness of these swap agreements and cap agreement as hedges at inception and on a quarterly basis. On December 31, 2010, we considered these interest rate swap agreements and cap agreement to be highly effective as cash flow hedges. The interest rate swap agreements and cap agreement are net settled monthly.

As of December 31, 2010, the aggregate estimated unrealized net loss attributed to these interest rate derivatives was $27.2 million. The carrying amount of the derivative assets is reflected in "Deferred costs and other assets," the associated liabilities are reflected in "Accrued expenses and other liabilities" and the net unrealized loss is reflected in "Accumulated other comprehensive loss" in the accompanying balance sheets.

Cash Flows

Net cash provided by operating activities totaled $116.8 million for the year ended December 31, 2010 compared to $136.1 million and $125.0 million for the years ended December 31, 2009 and 2008, respectively. The decrease in cash from operating activities in the year ended December 31, 2010 is partially attributable to the sale of two operating properties in 2009, the sale of five operating properties in 2010, and a $6.6 million increase in cash paid for interest expense.

Cash flows provided by investing activities were $81.0 million for the year ended December 31, 2010 compared to cash flows used for investing activities of $103.4 million and $353.2 million for the years ended December 31, 2009 and 2008, respectively. Investing activities for 2010 reflect cash proceeds from the sale of five power centers of $134.7 million, investment in construction in progress of $23.4 million and real estate improvements of $32.2 million, primarily relating to our development and redevelopment activities and ongoing maintenance of our properties. Investing activities also reflect capital contributions of $9.1 million paid relating to construction activities and two mortgage loan repayments at our unconsolidated properties. Cash flows provided by investing activities also reflect the receipt of $10.0 million from the repayment of the note receivable from Boscov's, Inc. Cash flows from investing activities for the year ended December 31, 2009 reflects investment in construction in progress of $128.4 million, real estate improvements of $39.1 million and the proceeds from the sales of the controlling interest in Northeast Tower Center and of Crest Plaza.

Cash flows used in financing activities were $229.7 million for the year ended December 31, 2010 compared to cash flows provided by financing activities of $31.7 million and $210.1 million for the years ended December 31, 2009 and 2008, respectively. In March 2010, we replaced the $486.0 million outstanding on the 2003 Credit Facility and the $170.0 million 2008 Term Loan with $590.0 million in proceeds from the 2010 Credit Facility. We paid $17.4 million in deferred financing costs in the year ended December 31, 2010, primarily relating to the 2010 Credit Facility. In May 2010, we raised $160.6 million in an equity offering. These proceeds, plus available working capital, were used for a $106.5 million pay down of the 2010 Term Loan and a $54.2 million repayment of the Revolving Facility. We used the proceeds from the sale of five power center properties in September 2010 to further pay down the 2010 Term Loan and Revolving Facility by an additional $66.3 million (including $57.4 million that was paid for the release of two properties that secured a portion of our 2010 Credit Facility) and $10.0 million, respectively, and to repay $39.7 million of mortgage loans secured by three of the properties sold. We also received $62.0 million in proceeds from new mortgage loans and an additional $2.5 million draw from the existing mortgage loan on Lycoming Mall. We repaid the mortgage loan secured by Valley View Mall, which had a principal balance of $33.8 million. Cash flows from financing activities for the year ended December 31, 2010 were also affected by dividends and distributions of $32.9 million and principal installments on mortgage loans of $20.7 million.

Commitments

In connection with our redevelopment projects and capital improvements at certain other properties, we have made contractual and other commitments on these projects in the form of tenant allowances, lease termination fees and contracts with general contractors and other professional service providers. As of December 31, 2010, the unaccrued remainder to be paid against these contractual and other commitments was $6.6 million, which is expected to be financed through our Revolving Facility, operating cash flows or through various other capital sources. The projects on which these commitments have been made have total expected remaining costs of $33.8 million. We expect to finance these amounts through borrowings under the 2010 Credit Facility or through various other capital sources. See "— Liquidity and Capital Resources—Capital Resources."

Environmental

We are aware of certain environmental matters at some of our properties, including ground water contamination and the presence of asbestos containing materials. We have, in the past, performed remediation of such environmental matters, and we are not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. We have insurance coverage for certain environmental claims up to $10.0 million per occurrence and up to $20.0 million in the aggregate. See "Item 1. Business—Environmental."

Competition and Tenant Risk

Competition in the retail real estate industry is intense. We compete with other public and private retail real estate companies, including companies that own or manage malls, strip centers, power centers, lifestyle centers, factory outlet centers, theme/festival centers and community centers, as well as other commercial real estate developers and real estate owners, particularly those with properties near our properties, on the basis of several factors, including location and rent charged. We compete with these companies to attract customers to our properties, as well as to attract anchor and in-line store tenants. We also compete to acquire land for new site development, during more favorable economic conditions. Our malls and our strip and power centers face competition from similar retail centers, including more recently developed or renovated centers that are near our retail properties. We also face competition from a variety of different retail formats, including internet retailers, discount or value retailers, home shopping networks, mail order operators, catalogs, and telemarketers. This competition could have a material adverse effect on our ability to lease space and on the amount of rent and expense reimbursements that we receive. Our tenants face competition from companies at the same and other properties and from other retail formats as well.

The development of competing retail properties and the related increased competition for tenants might require us to make capital improvements to properties that we would have deferred or would not have otherwise planned to make and might also affect the occupancy and net operating income of such properties. Any such capital improvements, undertaken individually or collectively, would be subject to the terms and conditions of the 2010 Credit Facility and involve costs and expenses that could adversely affect our results of operations.

We compete with many other entities engaged in real estate investment activities for acquisitions of malls, other retail properties and other prime development sites, including institutional pension funds, other REITs and other owner-operators of retail properties. Our efforts to compete are also subject to the terms and conditions of our 2010 Credit Facility. Given current economic, capital market and retail industry conditions, however, there has been substantially less competition with respect to acquisition activity in recent quarters. When we seek to make acquisitions, these competitors might drive up the price we must pay for properties, parcels, other assets or other companies or might themselves succeed in acquiring those properties, parcels, assets or companies. In addition, our potential acquisition targets might find our competitors to be more attractive suitors if they have greater resources, are willing to pay more, or have a more compatible operating philosophy. In particular, larger REITs might enjoy significant competitive advantages that result from, among other things, a lower cost of capital, a better ability to raise capital, a better ability to finance an acquisition, and enhanced operating efficiencies. We might not succeed in acquiring retail properties or development sites that we seek, or, if we pay a higher price for a property and/or generate lower cash flow from an acquired property than we expect, our investment returns will be reduced, which will adversely affect the value of our securities.

We receive a substantial portion of our operating income as rent under long-term leases with tenants. At any time, any tenant having space in one or more of our properties could experience a downturn in its business that might weaken its financial condition. These tenants might defer or fail to make rental payments when due, delay or defer lease commencement, voluntarily vacate the premises or declare bankruptcy, which could result in the termination of the tenant's lease, and could result in material losses to us and harm to our results of operations. Also, it might take time to terminate leases of underperforming or nonperforming tenants and we might incur costs to remove such tenants. Some of our tenants occupy stores at multiple locations in our portfolio, and so the effect of any bankruptcy of those tenants might be more significant to us than the bankruptcy of other tenants. See "Item 2. Properties—Major Tenants." In addition, under many of our leases, our tenants pay rent based on a percentage of their sales. Accordingly, declines in these tenants' sales directly affect our results of operations. Also, if tenants are unable to comply with the terms of their leases, we might modify lease terms in ways that are less favorable to us.

Seasonality

There is seasonality in the retail real estate industry. Retail property leases often provide for the payment of a portion of rent based on a percentage of a tenant's sales revenue over certain levels. Income from such rent is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season. Also, many new and temporary leases are entered into later in the year in anticipation of the holiday season and there is a higher concentration of tenants vacating their space early in the year. As a result, our occupancy and cash flows are generally higher in the fourth quarter and lower in the first quarter, excluding the effect of ongoing redevelopment projects. Our concentration in the retail sector increases our exposure to seasonality and is expected to continue to result in a greater percentage of our cash flows being received in the fourth quarter.

Inflation

Inflation can have many effects on financial performance. Retail property leases often provide for the payment of rent based on a percentage of sales, which may increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which may reduce the impact of such increases on us. However, rent increases might not keep up with inflation, or if we recover a smaller proportion of property operating expenses, we might bear more costs if such expenses increase because of inflation.

Forward Looking Statements

This Annual Report for the year ended December 31, 2010, together with other statements and information publicly disseminated by us, contain certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations, beliefs, projections, future plans, strategies, anticipated events, trends and other matters that are not historical facts. These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and changes in circumstances that might cause future events, achievements or results to differ materially from those expressed or implied by the forward-looking statements. In particular, our business might be affected by uncertainties affecting real estate businesses generally as well as the following, among other factors:

- our substantial debt and our high leverage ratio;
- constraining leverage, interest and tangible net worth covenants under our 2010 Credit Facility, as well as mandatory capital application provisions and limits on our ability to pay distributions on our common shares;
- our ability to refinance our existing indebtedness when it matures, on favorable terms, or at all;
- our ability to raise capital, including through the issuance of equity or equity-related securities if market conditions are favorable, through joint ventures or other partnerships, through sales of properties, or through other actions;
- our short- and long-term liquidity position;
- the effects on us of dislocations and liquidity disruptions in the capital and credit markets;
- current economic conditions and their effect on employment, consumer confidence and spending; tenant business performance, prospects, solvency and leasing decisions; and the value and potential impairment of our properties;
- increases in operating costs that cannot be passed on to tenants;
- our ability to maintain and increase property occupancy, sales and rental rates, including at our recently redeveloped properties;
- risks relating to development and redevelopment activities;
- changes in the retail industry, including consolidation and store closings;
- the effects of online shopping and other uses of technology on our retail tenants;
- general economic, financial and political conditions, including credit market conditions, changes in interest rates or unemployment;
- concentration of our properties in the Mid-Atlantic region;
- changes in local market conditions, such as the supply of or demand for retail space, or other competitive factors;
- potential dilution from any capital raising transactions;
- possible environmental liabilities;
- our ability to obtain insurance at a reasonable cost; and
- existence of complex regulations, including those relating to our status as a REIT, and the adverse consequences if we were to fail to qualify as a REIT.

Additional factors that might cause future events, achievements or results to differ materially from those expressed or implied by our forward-looking statements include those discussed in our Annual Report on Form 10-K for the year ended December 31, 2010 in the section entitled "Item 1A. Risk Factors." We do not intend to update or revise any forward-looking statements to reflect new information, future events or otherwise.

Except as the context otherwise requires, references in this Annual Report to "we," "our," "us," the "Company" and "PREIT" refer to Pennsylvania Real Estate Investment Trust and its subsidiaries, including our operating partnership, PREIT Associates, L.P. References in this Annual Report on Form 10-K to "PREIT Associates" refer to PREIT Associates, L.P. References in this Annual Report on Form 10-K to "PRI" refer to PREIT-RUBIN, Inc.

Quantitative and Qualitative Disclosures About Market Risk

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates. As of December 31, 2010, our consolidated debt portfolio consisted primarily of $347.2 million borrowed under our 2010 Term Loan, which bore interest at a weighed average interest rate of 5.67%, $136.9 million of Exchangeable Notes, which bear interest at 4.00%, excluding debt discount of $2.8 million, and $1,744.2 million in fixed and variable rate mortgage loans, including $1.6 million of mortgage debt premium.

Twenty-six mortgage loans, which are secured by 24 of our consolidated properties, are due in installments over various terms extending to the year 2020. Seventeen of the mortgage loans bear interest at a fixed rate, seven of the mortgage loans bear interest at variable rates that have been swapped to fixed rates, one mortgage loan bears interest at a variable rate, and one mortgage loan has been partially swapped to a fixed rate and partially bears interest at a variable rate.

The fixed mortgage loan balances, including mortgage loans that have been swapped to a fixed interest rate, have interest rates that range from 4.95% to 7.61% and had a weighted average interest rate of 5.81% at December 31, 2010. The variable rate mortgage loans had a weighted average interest rate of 2.81% (excluding the spread on the related debt) at December 31, 2010. The weighted average interest rate of all consolidated mortgage loans was 5.80% at December 31, 2010. Mortgage loans for our unconsolidated properties are accounted for in "Investments in partnerships, at equity" and "Distributions in excess of partnership investments" on the consolidated balance sheets and are not included in the table below.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts of the expected annual maturities and the weighted average interest rates for the principal payments in the specified periods:

(in thousands of dollars)	Fixed Rate Debt		Variable Rate Debt	
For the Year Ending December 31,	Principal Payments	Weighted Average Interest Rate	Principal Payments	Weighted Average Interest Rate
2011	$ 119,746	5.84%	$ 4,918	1.56%(1)
2012	$515,731(2)	5.45%	—	—
2013	$741,612(3)	5.56%	$ 50,250(4)	5.21%(1)
2014	$ 111,436	6.57%	—	—
2015	$ 281,959	5.81%	—	—
2016 and thereafter	$ 401,127	5.65%	—	—

(1) Based on the weighted average interest rate in effect as of December 31, 2010.

(2) Includes Exchangeable Notes of $136.9 million with a fixed interest rate of 4.00%.

(3) Includes $300.0 million of the 2010 Term Loan. We have entered into interest rate swap agreements to effectively fix $100.0 million of the underlying LIBOR associated with the 2010 Term Loan at a weighted average rate of 1.77% for the three-year initial term. An additional $200.0 million of the underlying LIBOR was swapped to a fixed rate at a rate of 0.61% for year one, 1.78% for year two and 2.96% for the balance of the initial term. Excludes the spread on the related debt.

(4) Includes $47.2 million of the 2010 Term Loan, $31.5 million of which has not been swapped to a fixed interest rate and $15.7 million of which is subject to a LIBOR cap with a strike rate of 2.50%. The LIBOR cap expires in March 2012.

Changes in market interest rates have different effects on the fixed and variable portions of our debt portfolio. A change in market interest rates applicable to the fixed portion of the debt portfolio affects the fair value, but it has no effect on interest incurred or cash flows. A change in market interest rates applicable to the variable portion of the debt portfolio affects the interest incurred and cash flows, but does not affect the fair value. The following sensitivity analysis related to the fixed debt portfolio, which includes the effects of our interest rate swap agreements, assumes an immediate 100 basis point change in interest rates from their actual December 31, 2010 levels, with all other variables held constant.

A 100 basis point increase in market interest rates would have resulted in a decrease in our net financial instrument position of $73.2 million at December 31, 2010. A 100 basis point decrease in market interest rates would have resulted in an increase in our net financial instrument position of $74.2 million at December 31, 2010. Based on the variable rate debt included in our debt portfolio as of December 31, 2010, a 100 basis point increase in interest rates would have resulted in an additional $0.4 million in interest annually. A 100 basis point decrease would have reduced interest incurred by $0.4 million annually. To manage interest rate risk and limit overall interest cost, we may employ interest rate swaps, options, forwards, caps and floors, or a combination thereof, depending on the underlying exposure. Interest rate differentials that arise under swap contracts are recognized in interest expense over the life of the contracts. If interest rates rise, the resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. Conversely, if interest rates fall, the resulting costs would be expected to be higher. We may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated. See note 6 of the notes to our consolidated financial statements.

We have an aggregate $732.6 million in notional amount of swap agreements settling on various dates through November 2013. We also have an aggregate of $200.0 million in notional amount of forward starting interest rate swap agreements maturing on various dates through March 2013.

Because the information presented above includes only those exposures that existed as of December 31, 2010, it does not consider changes, exposures or positions which could arise after that date. The information presented herein has limited predictive value. As a result, the ultimate realized gain or loss or expense with respect to interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at the time and interest rates.















TRUSTEES

UPPER ROW (FROM LEFT TO RIGHT)
DORRIT J. BERN (3) Trustee Since 2009
Former Chairman, President and CEO
Charming Shoppes, Inc.
STEPHEN B. COHEN (2)(3) Trustee Since 2004
Professor of Law
Georgetown University
JOSEPH F. CORADINO Trustee Since 2006
President PREIT Services, LLC and PREIT-RUBIN, Inc.
Pennsylvania Real Estate Investment Trust
WALTER D'ALESSIO (1)(2) Trustee Since 2005
Senior Managing Director
NorthMarq Real Estate Services
EDWARD A. GLICKMAN Trustee Since 2004
President and Chief Operating Officer
Pennsylvania Real Estate Investment Trust

MIDDLE ROW (FROM LEFT TO RIGHT)
ROSEMARIE B. GRECO (2) Trustee Since 1997
Consultant and Private Investor
LEONARD I. KORMAN (1)(2) Trustee Since 1996
Chairman and Chief Executive Officer
Korman Commercial Properties, Inc.
IRA M. LUBERT (1) Trustee Since 2001
Chairman
Independence Capital Partners &
Lubert-Adler Partners, L.P.
DONALD F. MAZZIOTTI (1)(3) Trustee Since 2003
Managing Partner
Development Equities & Advisories, LLC

LOWER ROW (FROM LEFT TO RIGHT)
MARK PASQUERILLA Trustee Since 2003
President
Pasquerilla Enterprises, LP
Former Chairman and Chief Executive Officer
Crown American Realty Trust
JOHN J. ROBERTS (2)(3) Trustee Since 2003
Former Global Managing Partner
PricewaterhouseCoopers LLP
GEORGE F. RUBIN Trustee Since 1997
Vice Chairman
Pennsylvania Real Estate Investment Trust
RONALD RUBIN Trustee Since 1997
Chairman and Chief Executive Officer
Pennsylvania Real Estate Investment Trust

OFFICE OF THE CHAIRMAN
RONALD RUBIN
Chairman and Chief Executive Officer
GEORGE F. RUBIN
Vice Chairman
EDWARD A. GLICKMAN
President and Chief Operating Officer
JOSEPH F. CORADINO
President PREIT Services, LLC and PREIT-RUBIN, Inc.

OFFICERS
BRUCE GOLDMAN
Executive Vice President – General Counsel and Secretary
DOUGLAS S. GRAYSON
Executive Vice President – Development
JEFFREY A. LINN
Executive Vice President – Acquisitions
ROBERT F. MCCADDEN
Executive Vice President and Chief Financial Officer
TIMOTHY R. RUBIN
Executive Vice President – Leasing

OFFICERS (CONTINUED)
JOSEPH J. ARISTONE
Senior Vice President – Leasing
JUDITH E. BAKER
Senior Vice President – Human Resources
JONATHEN BELL
Senior Vice President and Chief Accounting Officer
ELAINE BERGER
Senior Vice President – Specialty Leasing
ANDREW M. IOANNOU
Senior Vice President – Capital Markets and Treasurer
DEBRA L. LAMBERT
Senior Vice President – Legal
MARIO C. VENTRESCA, JR.
Senior Vice President – Asset Management
ANDREW H. BOTTARO
Vice President – Development
BETH DESISTA
Vice President – Specialty Leasing
ANTHONY DILORETO
Vice President – Mall Leasing
DANIEL G. DONLEY
Vice President – Acquisitions

OFFICERS (CONTINUED)
MICHAEL A. FENCHAK
Vice President – Asset Management
TIMOTHY HAVENER
Vice President – Mall Leasing
CHRISTOPHER MROZINSKI
Vice President – Development
DAVID MARSHALL
Vice President – Financial Services
R. SCOTT PETRIE
Vice President – Retail Management
DAN RUBIN
Vice President – Redevelopment
M. DANIEL SCOTT
Vice President – Anchor and Outparcel Leasing
TIMOTHY M. TREMEL
Vice President – Construction and Design Services
JUDITH G. TRIAS
Vice President – Retail Marketing
VINCE VIZZA
Vice President – Mall Leasing
NURIT YARON
Vice President – Investor Relations

(1) Member of Nominating and Governance Committee
(2) Member of Executive Compensation and Human Resources Committee
(3) Member of Audit Committee




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PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
ATTN: INVESTOR RELATIONS
200 SOUTH BROAD STREET
THIRD FLOOR
PHILADELPHIA PA 19102-9962




PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

PEI LISTED NYSE

Visit our web site at www.preit.com or call us at 215.875.0735

Name ____________________

Title ____________________

Company ____________________

Street ____________________ Suite/Apt. ____________________

City ____________________ State ____________ Zip ____________

Phone ____________________ Fax ____________________

E-Mail ____________________ @ ____________________

I wish to receive the following:

○ Distribution Reinvestment & Share Purchase Plan — prospectus and forms

○ Annual Report ○ Supplemental Financial and Operating Information

○ Form 10 K ○ Form 10 Q ○ Other ____________________

○ Annual Proxy ○ Press Releases

○ **I wish to receive information electronically.** ○ Please remove me from your mailing list.

I am a/an: ○ Investor ○ Broker ○ Analyst ○ Banker ○ Media ○ Other ____________

These documents are also available on the Company's web site, www.preit.com.

ANNUAL 2010


PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

PEI LISTED NYSE

To open an account and start investing:

Obtain, complete and submit an Account Authorization Form. The form, along with the Prospectus and other information, can be found on our website: **www.preit.com**.

- Select: **Investor Relations**
- Click on: **DRIP/Stock Purchase**

You should read the prospectus carefully before making any investment.

This information is also available by contacting the Plan Administrator, Wells Fargo Shareowner Services, directly at (800) 468-9716 or (651) 450-4064, or on their website at www.shareowneronline.com.

To receive information by mail, or if you have questions, please contact:

Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Third Floor
Philadelphia, PA 19102

Toll Free: (866) 875-0700 Ext. 50735
Tel: (215) 875-0735
Fax: (215) 546-2504
E-mail: investorinfo@preit.com


PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

PEI LISTED NYSE

Distribution Reinvestment and Share Purchase Plan

If you are already a shareholder, or are interested in becoming one, you will find PREIT's direct stock purchase and dividend reinvestment program a convenient choice.

You can invest in shares of PREIT online or by mail.

- Purchase shares of PREIT at a 1% discount and with no transaction fee
- Minimum initial investment of $250.00
- Minimum subsequent investment of $50.00
- Increase your holdings by investing up to $5,000 a month, without a waiver
- Send a check
- Reinvest all or part of your dividends automatically—at no cost to you
- Receive cash distributions by check or by direct deposit into your bank account
- Transfer or sell your shares easily
- Free safekeeping

To learn more about PREIT, please visit our web site at www.preit.com for:

- Supplemental Financial and Operating Information
- Stock Information
- News Releases
- Property Information

INVESTOR INFORMATION

HEADQUARTERS

200 South Broad Street, Third Floor
Philadelphia, PA 19102-3803
215.875.0700
215.875.7311 Fax
866.875.0700 Toll Free
www.preit.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
1601 Market Street
Philadelphia, PA 19103–2499

LEGAL COUNSEL

Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103–6996

TRANSFER AGENT AND REGISTRAR

For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

Mailing Address:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
651.450.4064 (outside the United States)
651.450.4085 Fax
800.468.9716 Toll Free
www.wellsfargo.com/shareownerservices

Street or Courier Address:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN

The Company has a Distribution Reinvestment and Share Purchase Plan for common shares (NYSE:PEI) that allows investors to invest directly in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. The minimum initial investment is $250, the minimum subsequent investment is $50, and the maximum monthly amount is $5,000, without a waiver.

Further information and forms are available on our web site at www.preit.com under Investor Relations, DRIP/Stock Purchase. You may also contact the Company or the Plan Administrator, Wells Fargo Shareowner Services, at 800.468.9716 or 651.450.4064.

INVESTOR INQUIRIES

Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

INVESTOR RELATIONS

Pennsylvania Real Estate Investment Trust
200 South Broad Street, Third Floor
Philadelphia, PA 19102–3803
215.875.0735
215.546.2504 Fax
866.875.0700 ext. 50735 Toll Free
Email: investorinfo@preit.com

FORMS 10-K AND 10-Q; CEO AND CFO CERTIFICATIONS

The Company's Annual Report on Form 10-K, including financial statements and a schedule, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

The Company's chief executive officer certified to the New York Stock Exchange (NYSE) that, as of June 8, 2010, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. The certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2010.

NYSE MARKET PRICE AND DISTRIBUTION RECORD

The following table shows the high and low prices for the Company's common shares and cash distributions paid for the periods indicated.

Quarter Ended Calendar Year 2010	High	Low	Distributions Paid per Common Share
March 31	$ 13.06	$ 8.35	$ 0.15
June 30	$ 17.35	$ 11.85	0.15
September 30	$ 13.90	$ 10.03	0.15
December 31	$ 15.93	$ 11.58	0.15
			$ 0.60

Quarter Ended Calendar Year 2009	High	Low	Distributions Paid per Common Share
March 31	$ 8.71	$ 2.20	$ 0.29
June 30	$ 7.86	$ 3.45	0.15
September 30	$ 9.13	$ 3.87	0.15
December 31	$ 8.95	$ 6.80	0.15
			$ 0.74

In February 2011, our Board of Trustees declared a cash dividend of $0.15 per share payable in March 2011. Our future payment of distributions will be at the discretion of our Board of Trustees and will depend on numerous factors, including our cash flow, financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors that our Board of Trustees deems relevant.

As of December 31, 2010, there were approximately 3,300 registered shareholders and 18,200 beneficial holders of record of the Company's common shares of beneficial interest. The Company had an aggregate of approximately 705 employees as of December 31, 2010.

STOCK MARKET

New York Stock Exchange
Common Ticker Symbol: PEI

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for 11:00 a.m. on Thursday, June 2, 2011 at the Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania.

PREIT IS A MEMBER OF:

National Association of Real Estate Investment Trusts
International Council of Shopping Centers
Pension Real Estate Association
Urban Land Institute

PEI LISTED NYSE

Design: Allemann Almquist & Jones; Editorial: Amy Binder; Major Photography: Ed Wheeler and Allemann Almquist & Jones


PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
200 SOUTH BROAD STREET
PHILADELPHIA, PA 19102-3803
WWW.PREIT.COM


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The paper used in this report contains 10% recycled post-consumer waste.
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